Exhibit (a)(1)

                          Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock

                                      of

                              TriMas Corporation

                                      at

                             $34.50 Net Per Share

                                      by

                          MascoTech Acquisition, Inc.
                         a wholly owned subsidiary of
                                MascoTech, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
 CITY TIME, ON FRIDAY, JANUARY 16, 1998, UNLESS THE OFFER IS EXTENDED.

               The Board of Directors of TriMas Corporation (the "Company") has unanimously determined that the Offer and the Merger (as defined herein) are fair to, and in the best interests of, the holders of Shares (as defined herein) (other than MascoTech, Inc. ("Parent"), its Chief Executive Officer and Masco Corporation), and recommends that stockholders accept the Offer and tender their Shares pursuant to the Offer. The unanimous vote of the Board of Directors of the Company (the "Company Board") is based upon, among other things, the unanimous recommendation of the Offer by the Oversight Committee of the Board of Directors (the "Special Committee") comprised entirely of non-management independent directors.

               The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer such number of the then issued and outstanding shares (the "Shares") of Common Stock, par value $.01 per share, of the Company (not including shares tendered by Parent, its subsidiaries or its Chief Executive Officer or by Masco Corporation), which represents at least a majority of the then issued and outstanding Shares (excluding for purposes of this calculation all Shares owned by Parent, its subsidiaries or its Chief Executive Officer or by Masco Corporation and all Shares that may not be tendered pursuant to the Offer because they are subject to restrictions under the Company Stock Plans (as defined herein)) (the "Minimum Condition"). The Minimum Condition may not be waived without the approval of the Company and the Special Committee. See "The Tender Offer--Certain Conditions of the Offer."


                                   IMPORTANT

               Any stockholder who desires to tender all or any portion of such stockholder's Shares should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) that accompanies this Offer to Purchase in accordance with the instructions in such Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to such Letter of Transmittal, and mail or deliver the Letter of Transmittal (or such facsimile) together with the certificate(s) ("Share Certificates") representing the tendered Shares and any other required documents to The Bank of New York (the "Depositary") (at the Depositary's address set forth on the back cover of this Offer to Purchase) or tender such stockholder's Shares pursuant to the procedure for book-entry transfer set forth in "The Tender Offer--Procedures for Accepting the Offer and Tendering Shares" or (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if such stockholder desires to tender such Shares.

               A stockholder who desires to tender such stockholder's Shares and whose Share Certificates are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedures for guaranteed delivery set forth under the caption "The Tender Offer--Procedures for Accepting the Offer and Tendering Shares."

               Questions or requests for assistance may be directed to D.F. King & Co., Inc. (the "Information Agent") or Smith Barney Inc. (now associated with Salomon Brothers Inc and collectively with Salomon Brothers Inc doing business as Salomon Smith Barney and sometimes referred to herein as the "Dealer Manager") at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and other related materials may be obtained from the Information Agent or the Dealer Manager.

               THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                         ------------------------

                     The Dealer Manager for the Offer is:

                             Salomon Smith Barney

December 17, 1997


                               TABLE OF CONTENTS

                                                                          Page

INTRODUCTION...............................................................  1

SPECIAL FACTORS............................................................  3
   Background of the Offer.................................................  3
   Recommendation of the Special Committee and the Company Board;
      Fairness of the Offer and the Merger.................................  6
   Opinion of Financial Advisor to the Special Committee...................  8
   Opinion of Financial Advisor to Parent.................................. 13
   Position of Parent and Purchaser Regarding Fairness of the Offer and
      the Merger........................................................... 16
   Purpose and Structure of the Offer and the Merger; Reasons of Parent for
      the Offer and the Merger............................................. 17
   Plans for the Company after the Offer and the Merger.................... 18
   Rights of Stockholders in the Offer and the Merger...................... 19
   The Merger Agreement.................................................... 19
   Confidentiality Agreement............................................... 27
   Interests of Certain Persons in the Offer and the Merger................ 27

THE TENDER OFFER........................................................... 30
   Terms of the Offer...................................................... 30
   Acceptance for Payment and Payment for Shares........................... 32
   Procedures for Accepting the Offer and Tendering Shares................. 33
   Withdrawal Rights....................................................... 36
   Certain Federal Income Tax Consequences................................. 36
   Price Range of Shares; Dividends........................................ 37
   Certain Information Concerning the Company.............................. 38
   Certain Information Concerning Parent and Purchaser..................... 42
   Certain Information Concerning Masco Corporation........................ 43
   Financing of the Offer and the Merger................................... 44
   Dividends and Distributions............................................. 45
   Certain Effects of the Offer............................................ 46
   Certain Conditions of the Offer......................................... 47
   Certain Legal Matters................................................... 49
   Certain Litigation...................................................... 51
   Fees and Expenses....................................................... 51
   Miscellaneous........................................................... 52

                             SCHEDULES AND ANNEXES

SCHEDULE I   -  Directors and Executive Officers of the Company
SCHEDULE II  -  Directors and Executive Officers of Parent and Purchaser
SCHEDULE III - Directors and Executive Officers of Masco Corporation
ANNEX A      -  Agreement and Plan of Merger
ANNEX B      -  Opinion of BT Wolfensohn
ANNEX C      -  Rights of Dissenting Stockholders under the Delaware General
                Corporation Law
ANNEX D      -  Audited Financial Statements (and Related Notes) for the
                   Company for the Years Ended December 31, 1995 and December 31, 1996
ANNEX E      -  Unaudited Financial Statements (and Related Notes) for the
                   Company for the Three-Month and Nine-Month Periods Ended September 30, 1997


To the Holders of Common Stock of
TriMas Corporation


                                 INTRODUCTION

               MascoTech Acquisition, Inc. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of MascoTech, Inc. ("Parent"), hereby offers to purchase any and all issued and outstanding shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of TriMas Corporation (the "Company"), a Delaware corporation, at a price of $34.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer").

               Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Parent or Purchaser will pay all charges and expenses of the Dealer Manager, The Bank of New York ("BONY" or the "Depositary") and D.F. King & Co., Inc. ("D.F. King" or the "Information Agent") incurred in connection with the Offer. See "The Tender Offer--Fees and Expenses."

               As of December 15, 1997, Parent beneficially owned 15,191,109 of the 41,325,118 outstanding Shares, representing approximately 36.76% of the Shares then outstanding. In addition, as of that date, Masco Corporation and the Chief Executive Officer of Parent beneficially owned approximately 3.83% and 4.36%, respectively, of the Shares then outstanding.

               The Company Board has unanimously determined that the Offer and the Merger are fair to, and in the best interests of, the holders of Shares (other than Parent, its Chief Executive Officer and Masco Corporation), and recommends that stockholders accept the Offer and tender their Shares pursuant to the Offer. The unanimous vote of the Company Board is based upon, among other things, the unanimous recommendation of the Offer by the Special Committee.

               BT Wolfensohn has delivered to the Special Committee its written opinion as investment bankers that, as of the date of such opinion and based on and subject to the matters stated in such opinion, the consideration to be paid in the Offer and the Merger is fair to the holders of Shares (other than Parent, its Chief Executive Officer and Masco Corporation) from a financial point of view. See "Special Factors--Opinion of Financial Advisor to the Special Committee" for further information concerning the opinion of BT Wolfensohn.

               Parent has been informed that Masco Corporation and Mr. Richard
A. Manoogian, Parent's Chairman and Chief Executive Officer, intend to tender all Shares beneficially owned by them pursuant to the Offer. The Company has been advised that all of its directors and executive officers intend to tender or cause the tender of substantially all of their Shares pursuant to the Offer.

               The Company has filed with the Securities and Exchange Commission (the "Commission") a Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9"), which is being mailed to stockholders herewith.

               The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer such number of the then issued and outstanding Shares (not including Shares tendered by Parent, its subsidiaries or its Chief Executive Officer or by Masco Corporation), which represents at least a majority of the then issued and outstanding Shares (excluding for purposes of this calculation all Shares owned by Parent, its subsidiaries or its Chief Executive Officer or by Masco Corporation and all Shares that may not be tendered pursuant to the Offer because they are subject to restrictions under the Company Stock Plans) (the "Minimum Condition"). The Minimum Condition may not be waived without the approval of the Company and the Special Committee. See "The Tender Offer--Certain Conditions of the Offer."

               The Offer is being made pursuant to the Agreement and Plan of Merger dated as of December 10, 1997, as amended by Amendment No. 1 dated as of December 15, 1997 (as so amended, the "Merger Agreement"), among Parent, Purchaser and the Company. The Offer is not conditioned on obtaining financing. The Merger Agreement provides that, among other things, as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction (or waiver, to the extent permissible under the Merger Agreement) of the other conditions set forth in the Merger Agreement, in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), subject to the terms and conditions of the Merger Agreement, each Share outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, Shares owned by Parent or its subsidiaries or Shares as to which appraisal rights have been exercised) shall be converted into the right to receive the per Share price paid in the Offer in cash, without interest (the "Merger Consideration"). The Merger Agreement is more fully described in "Special Factors--The Merger Agreement."

               The Merger is subject to the satisfaction or waiver of certain conditions, including, if required by the DGCL, the approval and adoption of the Merger Agreement by the requisite vote of the stockholders of the Company. See "Special Factors--The Merger Agreement." The Merger is not conditioned on obtaining financing. Under the Company's Certificate of Incorporation and the DGCL, the affirmative vote of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the Merger. If Parent and Purchaser own a majority of the outstanding Shares as a result of the Offer or otherwise, Parent and Purchaser would have sufficient voting power to and would approve the Merger without the affirmative vote of any other stockholder of the Company. If Parent and Purchaser own 90% or more of the outstanding Shares as a result of the Offer or otherwise, Purchaser will effect the Merger pursuant to the short-form merger provisions of the DGCL, without prior notice to, or any action by, any other stockholder of the Company.

               No appraisal rights are available in connection with the Offer; however, stockholders of the Company who have not tendered their Shares in the Offer will have appraisal rights in connection with the Merger regardless of whether the Merger is consummated with or without a vote of the Company's stockholders. Such appraisal rights are described in "Special Factors--Rights of Stockholders in the Offer and the Merger."

               As of the close of business on December 15, 1997, there were outstanding 41,325,118 Shares (including 854,880 Shares subject to restrictions under the Company Stock Plans) and options to purchase an aggregate of 506,047 Shares at an average exercise price of $9.03 per Share (of which 327,647 were exercisable). As of the close of business on December 15, 1997, Masco Corporation beneficially owned 1,583,708 Shares, Parent beneficially owned 15,191,109 Shares and Mr. Manoogian beneficially owned 1,801,852 Shares. Based upon the foregoing, Parent believes that the Minimum Condition will be satisfied if at least 10,946,785 Shares (other than Shares held by Parent, its subsidiaries or its Chief Executive Officer or by Masco Corporation) are validly tendered and not withdrawn prior to the Expiration Date (as defined herein) (assuming that no options on Shares are exercised prior to the Expiration Date).

               On December 10, 1997, the Company Board declared a dividend of $.07 per Share payable on January 7, 1998 to holders of record of Shares on December 29, 1997. Holders of record of Shares on the record date for this dividend will be entitled to receive this dividend whether or not they tender their Shares pursuant to the Offer, and no adjustment will be made to the Offer Price or to any other terms of the Offer as a result of the payment of this dividend.

               This Offer to Purchase and the related Letter of Transmittal contain important information about the Offer that should be read before any decision is made with respect to the Offer.


                                SPECIAL FACTORS

Bagkground of the Offer

               Effective October 1, 1988, Parent acquired securities of the Company in exchange for various businesses and cash. In a related transaction, Masco Corporation, which prior to that acquisition had an equity ownership interest in the Company, purchased for cash additional Shares. The Company became a public corporation in February 1989 when approximately 28% of the then outstanding Shares were distributed by Masco Corporation to its stockholders as a special dividend. After the special dividend, Parent was the Company's largest stockholder. The Special Committee, comprised of directors who were not present or former officers or directors of Parent or Masco Corporation, was established in 1988 as an oversight committee to review certain transactions among or between the Company, Parent and Masco
Corporation from the standpoint of their fairness to the Company and its public stockholders.

               Over the course of the last two years, representatives of the Company and Parent have had general conversations from time to time concerning strategic alternatives available to the Company and with respect to Parent's investment in the Company.

               At a meeting of the Company Board on May 14, 1997, Richard A. Manoogian, Chairman and Chief Executive Officer of Parent and Chairman of the Company Board advised the Company Board that Parent was considering its options with respect to its investment in the Company. Mr. Manoogian indicated that these options included the possible dividend or sale by Parent of its Shares, a possible business combination between Parent and the Company or the continuation of the status quo. Mr. Manoogian indicated that Parent would advise the Company Board upon completion of its review.

               On September 10, 1997, Mr. Manoogian, at a meeting of the Company Board, indicated that Parent was interested in proposing a business combination with the Company in which the Company's stockholders would receive a combination of cash and Parent securities. Mr. Manoogian identified possible benefits that could result from such a business combination of the two companies, including marketing, management and product synergies.

               At the September 10 meeting, the Company Board authorized the Special Committee to consider any proposal that the Company might receive from Parent with respect to a business combination; to negotiate with Parent as to any such proposal; and to report back to the Company Board its recommendations as to the Proposal. The Special Committee was also authorized to retain advisors. The Special Committee retained Dickinson, Wright, Moon, Van Dusen & Freeman as its legal advisors and BT Wolfensohn as its financial advisors.

               On September 24, Parent sent to the Company a written proposal for a business combination in which both Parent and the Company would merge into a new Delaware corporation that the parties referred to as Phoenix. In the proposed merger, each Share held by stockholders other than Parent was to be converted into the right to receive, at the holder's election, either
$33.00 in cash or one share of Phoenix common stock, with proration so that the aggregate amount of cash paid to holders of Shares would be approximately $435 million, representing, according to Parent's letter, approximately 50% of the aggregate value of the transaction for stockholders other than Parent.
Each share of Parent common stock was to be converted into the right to receive 0.75 of a share of Phoenix common stock. The letter stated that the offer was structured in a way which Parent believed should produce a value to the Company's stockholders in excess of $33.00 per Share. The transaction was to be structured as a tax-free exchange for the Company's stockholders, except to the extent that they received cash for their Shares. In its letter, Parent stated that it was prepared to discuss any aspect of the proposal and to negotiate a definitive agreement, including appropriate protections for key Company employees. Parent also stated that its proposal was not conditioned on obtaining financing. Parent anticipated that the future dividend on Phoenix common stock would produce a yield approximately equal to the current dividend yield on Parent common stock. Parent also stated that it had no interest in selling its interest in the Company or in any transaction that would result in such a sale.

               In late September, BT Wolfensohn met with Salomon Smith Barney, Parent's financial advisors, to discuss the financial aspects of the proposal.

               On October 1, the Special Committee and BT Wolfensohn met with representatives of Parent and Salomon Smith Barney to discuss the proposal. Also present at the meeting were Brian P. Campbell, President of the Company, and other senior officers of the Company. Representatives of Parent expressed their view that the proposal would afford greater liquidity to the Company's stockholders, since the public float of Phoenix would be greater than the Company's current public float. The members of the Special Committee stated that they did not consider the proposal attractive. They believed it was uncertain that the Phoenix shares would trade at the multiple anticipated by Parent and that the cash portion of the proposed merger consideration did not represent a sufficient premium to the stockholders of the Company.

               At the October 1 meeting, representatives of the Special Committee also suggested that the parties should enter into a confidentiality agreement containing provisions limiting Parent's ability to buy additional Shares without the Company's approval. Representatives of Parent indicated their view that no confidentiality agreement was needed, in light of the
information that Parent already had with respect to the Company.   The Parent
representatives again stated that Parent had no interest in selling its Shares.

               Early in October, BT Wolfensohn continued its review of information relating to Parent. The Special Committee and BT Wolfensohn also discussed with senior officers of the Company Parent's September 24 proposal and certain pro forma information relating to Parent. They also discussed certain tax and legal aspects of the proposal with Parent's officers and legal and financial advisors. At a meeting on October 9, the Special Committee determined that it could not recommend Parent's September 24 proposal as being in the best interests of the unaffiliated stockholders of the Company. The Special Committee so advised Parent by letter dated October 9.

               Also early in October, Parent's counsel delivered a draft merger agreement to the Special Committee's counsel and other representatives. However, the parties never pursued discussions on the terms of this draft.

               At a meeting on October 13 between representatives of BT Wolfensohn and Salomon Smith Barney, representatives of BT Wolfensohn reiterated, among other factors, the Special Committee's concerns as to the levels at which Phoenix stock would trade under Parent's proposed structure.

               On October 21, representatives of Salomon Smith Barney and BT Wolfensohn met to discuss, among other things, comparable companies, precedent transactions, and discounted cash flow methodologies and underlying assumptions related to the valuation of the Company. Due to the lack of a confidentiality agreement, the representatives limited the conversation to methodologies and assumptions and did not discuss resulting valuation parameters.

               In late October, at the direction of Parent, a representative of Salomon Smith Barney informed a representative of BT Wolfensohn that Parent wished to make a revised proposal that would address the issues noted by the Special Committee with respect to the September 24 proposal. At a meeting on October 31 that included the Special Committee and representatives of Parent and the Company and their respective financial advisors, representatives of Parent presented a revised proposal in which from 50% to 60% of the aggregate consideration was to be in the form of cash at $33.00 per Share, with the remainder of the consideration to consist of shares of a mandatory convertible preferred stock ("CPS") convertible into shares of Phoenix common stock. The CPS was to be mandatorily convertible into Phoenix common stock no later than one year from the date of issue with an indicated market value of at least $36.00, if, at the time of conversion, Phoenix common stock was trading at $28.80 or more. If Phoenix shares were trading at less than $28.80 per share,
1.25 Phoenix common shares would be issued upon conversion of a CPS share. If Phoenix shares were trading at $36.00 or higher at the time of conversion, one common share of Phoenix would be issued on conversion. The Special Committee and representatives of BT Wolfensohn stated their view that the revised proposal offered limited protection for the per share value of the equity component of the transaction consideration offered to the Company's stockholders, while (as under the previous Parent proposal) still exposing the Company's stockholders to the risk that Phoenix shares would not trade at a price-earnings multiple necessary to achieve the $28.80 per share valuation that would be needed for the equity component of the proposal to be valued at $36.00.

               After consultation with BT Wolfensohn, the Special Committee concluded that there was a reasonable likelihood that Phoenix stock would trade at less than $28.80 per share. At the conclusion of the meeting, the Special Committee rejected the revised proposal. Parent's Chief Executive Officer suggested that, in the interest of further consideration of a possible transaction, the Special Committee might suggest a transaction to Parent that would be acceptable to the Special Committee.

               BT Wolfensohn, with guidance from the Special Committee, developed a counterproposal, the terms of which were approved by the Special Committee on November 7. On November 7, representatives of BT Wolfensohn met with representatives of Salomon Smith Barney, and indicated that the Special Committee could recommend an alternative proposal with greater value protection, with 60% of the aggregate consideration in the form of cash at $37.50 per Share, and 40% in the form of preferred stock, with terms intended to produce a value of $37.50 per Share. Representatives of the Special Committee also proposed that the Company should have the ability to terminate the transaction if a better offer were made by a third party, and that in any such case Parent should be required to sell its interest in the Company to the third party.

               On November 10, at the direction of Parent, a representative of Salomon Smith Barney advised a representative of BT Wolfensohn that Parent had no interest in the proposed alternative, and that Parent was not willing to agree to sell its Shares to a third party and was evaluating alternative transaction structures.

               On November 18, Mr. Manoogian, the Chairman and Chief Executive Officer of Parent, in a telephone conversation with Helmut Stern, a member of the Special Committee, indicated Parent's willingness to consider proposing an all-cash transaction and requested a meeting on November 21 to see whether a mutually acceptable all-cash transaction was possible. After consulting with the Special Committee's legal and financial advisors, Mr. Stern, on behalf of the Special Committee, met with Mr. Manoogian and Timothy Wadhams, Vice-President, Controller and Treasurer of Parent, on November 21. At that meeting, Mr. Manoogian indicated that Parent was prepared to offer an all-cash transaction at $33.00 per Share. Mr. Stern said that he could support a transaction at $36.00 per Share. After further discussion and negotiation, Mr. Manoogian said Parent would be prepared to pay $34.50 per Share. Herbert
S. Amster, the other member of the Special Committee, joined the meeting at this point by telephone. After considering the proposal together, Mr. Stern and Mr. Amster advised Mr. Manoogian that they were prepared to recommend a transaction at that price, assuming the other terms and conditions of the transaction agreement were satisfactory.

               On November 24, Parent's counsel delivered a draft merger agreement to the Special Committee's counsel and other representatives. Discussions as to the terms of the agreement continued through December 10.
In the course of those discussions, Parent agreed, among other things: to condition the Offer on satisfaction of the Minimum Condition; to reduce the number of conditions to the Offer; to reduce the representations and warranties to be made by the Company; to lower the fee it had requested in the draft merger agreement if the Company Board were to change its recommendation of the Offer; and to provide that such fee would be payable only upon consummation of a competing offer. Parent also agreed to a confidentiality agreement, under which it agreed that it and its representatives would hold non-public information received from the Company in confidence, although it would be permitted to make disclosures required in connection with a transaction under applicable securities laws and consistent with applicable fiduciary duties.

               At a meeting on December 9, the Special Committee reviewed the proposed transaction and Merger Agreement with the Special Committee's legal and financial advisors. At a meeting on December 10, after being advised that the Board of Parent had approved the proposed transaction, after further consideration of the proposed transaction and Merger Agreement and after BT Wolfensohn expressed its opinion that, as of the date of such opinion and based on and subject to the matters stated therein, the consideration to be received by the Company's stockholders in the Offer and the Merger was fair, from a financial point of view, to such holders (other than Parent, its Chief Executive Officer and Masco Corporation), the Special Committee unanimously determined to recommend the proposed transaction to the Company Board. Also on the afternoon of December 10, the Company Board unanimously approved the Merger Agreement. The Merger Agreement was signed that evening and the transaction was announced on the morning of December 11. An amendment to the Merger Agreement relating to clarification of technical matters was signed on December 15, 1997.

Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger

               Recommendation of the Special Committee and the Company Board

               On December 10, 1997, the Special Committee unanimously determined that the terms of the Offer and the Merger are fair to and in the best interests of the Company's stockholders (other than Parent, its Chief Executive Officer and Masco Corporation), and unanimously voted to recommend that the Company Board approve and adopt the Merger Agreement and approve the transactions contemplated thereby, including the Offer and the Merger.

               On December 10, 1997, the Company Board unanimously (i) determined that the terms of the Offer and the Merger are fair to and in the best interests of the Company's stockholders (other than Parent, its Chief Executive Officer and Masco Corporation), (ii) approved the Merger Agreement and authorized the execution and delivery thereof, and (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. Prior to participating in the determinations and recommendations of the Company Board, the directors of the Company Board who are also directors or officers of Parent or Masco Corporation identified their affiliations with Parent and Masco Corporation and noted that as a result of such affiliations they had a potential conflict of interest.

               Fairness of the Offer and the Merger

               Special Committee. In reaching its determinations referred to above, the Special Committee considered the factors listed below, each of which, in the view of the Special Committee, supported such determinations. The following discussion of the factors considered by the Special Committee is not intended to be exhaustive but summarizes the material factors considered.

          (i) The fact that the per Share price to be paid in the Offer and the Merger was above the all-time high price at which the Shares have traded and represents a premium of approximately 30% over the weighted average closing price of the Shares for the year ended December 5, 1997, a premium of approximately 13% over the closing price of the Shares on December 10 (the day before the transaction was announced) and a premium of approximately 17% over the closing price of the Shares on November 5, 1997 (approximately one month before the Special Committee's recommendation).

         (ii) The fact that the per Share price to be received in the Offer and the Merger is payable in cash, thereby eliminating any uncertainties in valuing the consideration.

         (iii) The Company's stockholder profile, the percentage of the outstanding Shares owned by Parent, its Chief Executive Officer and Masco Corporation, the absence of contractual restrictions on the acquisition of additional Shares by Parent, and Parent's stated unwillingness to sell its Shares to a third party, all of which led the Special Committee to conclude that exploration of a business combination with a third party was not practicable.

         (iv) The Special Committee's belief that the per Share price to be paid in the Offer and the Merger was fair in light of the financial condition, results of operations, business and prospects of the Company as a separate company.

          (v) Current and historical market prices and trading history of the Common Stock (including the relatively low trading volume of the Shares).

         (vi) The arm's-length negotiations between the Special Committee and its representatives and Parent and its representatives, including that the negotiations resulted in (a) an increase in the price at which Parent was prepared to acquire the Shares and a change in the structure of the transaction and the form of consideration such that the Company's stockholders will now receive all cash for their Shares, and (b) the Special Committee's belief that $34.50 was the highest price that could be obtained from Parent under the circumstances.

        (vii) The opinion of BT Wolfensohn, dated December 10, 1997, that, as of the date of the opinion and based on and subject to certain matters stated in the opinion, the consideration to be paid in the Offer and the Merger is fair to holders of the Shares (other than Parent, its Chief Executive Officer and Masco Corporation) from a financial point of view, and the analyses presented to the Special Committee by BT Wolfensohn with respect thereto. See "Special Factors--Opinion of Financial Advisor to the Special Committee."

       (viii) The fact that the Minimum Condition requires that the Offer not be consummated unless at least a majority of the Shares that can be tendered and that are not held by Parent, its Chief Executive Officer or Masco Corporation are validly tendered pursuant to the Offer and not withdrawn.

         (ix) The terms of the Offer, the Merger and the Merger Agreement, including provisions that without the consent of the Company and the Special Committee, (a) the Minimum Condition may not be waived by the Purchaser, (b) the Merger Agreement may not be amended, and (c) certain other changes (such as the addition of new conditions) may not be made in the Offer.

          (x) The provision of the Merger Agreement permitting the Company to negotiate with third parties that make unsolicited Acquisition Proposals (as defined in the Merger Agreement) if there is a reasonable likelihood that the directors' fiduciary duties would otherwise be breached.

          (xi) The termination provisions of the Merger Agreement, under which, if the Company changes its recommendation of the Offer in light of a more favorable Acquisition Proposal and Parent terminates the Merger Agreement, the Company would pay a breakup fee of $10 million only if the Company enters into an agreement with respect to an Acquisition Proposal within 12 months of the termination of the Merger Agreement and the Acquisition Proposal is actually consummated.

        (xii) The availability of dissenters' rights for stockholders under the DGCL in connection with the Merger.

       (xiii) The likelihood that the Offer and the Merger will be consummated in light of (a) the facts that the Offer and the Merger are not subject to any financing condition, that Parent has represented that the funds necessary to consummate the Offer and Merger will be available and that Parent has provided the Special Committee with copies of written financing commitments with respect to the Offer and the Merger, and (b) the limited nature of the other conditions to the Offer and the Merger.

               Company Board. In reaching its determinations referred to above, the Company Board considered the following factors: (i) the determinations and recommendations of the Special Committee; (ii) the factors referred to above as having been taken into account by the Special Committee; and (iii) the fact that the Offer Price, the Merger Consideration and the terms and conditions of the Merger Agreement were the result of arm's-length negotiations between the Special Committee and Parent.

               The description set forth above of the factors considered by the Company Board is not intended to be exhaustive, but summarizes all the factors considered. The members of the Company Board, including the members of the Special Committee, evaluated the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Company Board and the Special Committee considered in connection with their evaluation of the Offer and the Merger, neither the Company Board nor the Special Committee found it practicable to assign relative or specific weights to the foregoing factors, and, accordingly, neither the Company Board nor the Special Committee did so. Individual members of the Company Board and the Special Committee may have given differing weights to different factors and may have viewed certain factors more positively or negatively than others.

               The Company Board, including the members of the Special Committee, believes that the Offer and the Merger are procedurally fair because, among other things: (i) the Special Committee consisted entirely of non-management Independent Directors appointed to represent the interests of the stockholders other than Parent, its Chief Executive Officer or Masco Corporation; (ii) the Special Committee retained and was advised by independent legal counsel; (iii) the Special Committee retained BT Wolfensohn as its independent financial advisor to assist it in evaluating a potential transaction with Parent and received advice from BT Wolfensohn; (iv) the Minimum Condition which may not be waived by Purchaser without the consent of the Special Committee and the Company and which has the effect of requiring that in order for the Offer to be successful, a majority of the Shares that can be tendered (other than those Shares held by Parent, its subsidiaries, its Chief Executive Officer and Masco Corporation) must be tendered; (v) the Special Committee engaged in extensive deliberations in evaluating the Offer and the Merger and alternatives thereto; and (vi) the fact that the $34.50 per Share price and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between the Special Committee and its representatives, on the one hand, and Parent and its representatives, on the other hand. The Company's executive officers (other than executive officers who are also directors of the Company) have not been asked to make a recommendation as to the Offer or the Merger.

Opinion of Financial Advisor to the Special Committee

               The Special Committee engaged BT Wolfensohn to act as its financial advisor in connection with the proposed Merger Agreement. On December 10, 1997, at a meeting of the Special Committee held to evaluate the proposed Offer and Merger, BT Wolfensohn rendered to the Special Committee an oral opinion (subsequently confirmed by delivery of a written opinion dated December 10, 1997) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the consideration to be paid in the Offer and the Merger is fair to the holders of Shares (other than Parent, its Chief Executive Officer and Masco Corporation) from a financial point of view. No limitations were imposed by the Special Committee with respect to the investigations made or the procedures followed by BT Wolfensohn in rendering its opinion.

               The full text of the written opinion of BT Wolfensohn dated December 10, 1997, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Annex B hereto and is incorporated herein by reference. BT Wolfensohn's opinion is directed to the Special Committee, is limited to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by the Company's stockholders (other than Parent, its Chief Executive Officer and Masco Corporation), and is not a recommendation to such stockholders as regards the Offer and the Merger. The summary of the opinion of BT Wolfensohn set forth herein is qualified in its entirety by reference to the full text of such opinion. Stockholders are urged to read the entire opinion carefully.

               In connection with BT Wolfensohn's role as financial advisor to the Special Committee, and in arriving at its opinion, BT Wolfensohn reviewed certain publicly available financial and other information concerning the Company and certain internal analyses and other information furnished to it by the Company. BT Wolfensohn also held discussions with members of the senior management of the Company regarding the Company's business and prospects. In addition, BT Wolfensohn (i) reviewed the reported prices and trading activity for the Shares, (ii) compared certain financial and stock market information for the Company with similar information for certain companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part,
(iv) reviewed the terms of the Merger Agreement and certain related documents and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

               As described in its opinion, BT Wolfensohn did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning the Company, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, BT Wolfensohn assumed and relied upon the accuracy and completeness of all such information and BT Wolfensohn did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities, of the Company. With respect to the financial forecasts and projections made available to BT Wolfensohn and used in its analyses, BT Wolfensohn assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. In rendering its opinion, BT Wolfensohn expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. BT Wolfensohn relied, with the permission of the Special Committee, on Parent's statements that it has no interest in any transaction that would result in the sale of Shares owned by it. BT Wolfensohn was not requested or authorized to solicit, and did not solicit, interest from any party with respect to an acquisition of the outstanding Shares, the Company or its constituent businesses. In addition, BT Wolfensohn was informed by Parent that Parent has no intention to pursue a sale of the Company after consummating the Merger pursuant to the Merger Agreement.

               BT Wolfensohn's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. For purposes of rendering its opinion, BT Wolfensohn assumed that the transactions contemplated by the Merger Agreement will be consummated on the terms and subject to the conditions described therein, and that all conditions to such transactions will be satisfied without waiver of such conditions. Although BT Wolfensohn evaluated the cash consideration to be paid in the Offer and the Merger from a financial point of view, BT Wolfensohn was not asked to and did not recommend the specific consideration payable in the Offer and the Merger, which was determined through negotiations between Parent and the Special Committee.

               The following is a summary of the material analyses and factors considered by BT Wolfensohn in connection with its opinion to the Special Committee dated December 10, 1997.

               Selected Public Company Trading and Financial Information. BT Wolfensohn compared certain historical and projected financial information for the Company with similar information for 15 publicly held diversified industrial companies (the "Composite Group"): Aeroquip-Vickers Inc., Barnes Group Incorporated, Blount International, Inc., Cincinnati Milacron, Inc., Cooper Industries, Inc., Danaher Corporation, Dover Corporation, Federal Signal Corporation, GenCorp Inc., Illinois Tool Works, Inc., Kaydon Corporation, Mark IV Industries, Inc., Pentair, Inc., Regal-Beloit Corporation, and Teleflex, Inc. The Company is a diversified manufacturer of proprietary products.

               For each company in the Composite Group, BT Wolfensohn calculated (a) enterprise value as a multiple of latest 12 months' ("LTM") revenues, earnings before interest, taxes, depreciation and amortization ("EBITDA"), and earnings before interest and taxes ("EBIT"), in each case as of September 30, 1997, as well as (b) equity market values as a multiple of LTM net income (that is, earnings after income taxes) as of September 30, 1997, as multiples of estimates of earnings per share ("EPS") for calendar years
1997 and 1998, and as a multiple of book value. Such multiples were based on closing Share prices on December 5, 1997. Estimates of net income and EPS for the Composite Group were based on analysts' estimates as reported by I/B/E/S, a market research database, and estimates of net income for the Company were based on internal estimates by Company management. This analysis indicated Composite Group multiples of enterprise value ranging from 0.8x to 3.4x (with a median of 1.4x) LTM revenues, 6.2x to 13.6x (with a median of 8.5x) LTM EBITDA, and 8.5x to 16.7x (with a median of 11.3x) LTM EBIT; and equity value multiples of 12.2x to 24.9x (with a median of 15.7x) LTM net income, 12.7x to 23.9x (with a median of 16.3x) 1997 estimated EPS, 11.5x to 21.6x (with a median of 14.4x) 1998 estimated EPS, and 2.0x to 5.2x (with a median of 3.3x) book value. BT Wolfensohn compared these ranges to the equivalent multiples for the Company implied by the cash consideration to be received in the Offer and the Merger by the Company's stockholders other than Parent and its subsidiaries: enterprise value as 2.1x LTM revenues, 10.0x LTM EBITDA and 12.2x LTM EBIT, each as of September 30, 1997; and equity market value as 20.5x LTM net income as of September 30, 1997, 19.6x estimated 1997 EPS, 18.0x estimated 1998 EPS and 2.7x book value. In addition, BT Wolfensohn calculated implied prices for the Shares based on the multiples for the Composite Group. These implied Share prices ranged from $13.89 to $54.81 (with a median of $23.33) based on LTM revenues; $21.82 to $46.30 (with a median of $29.43) based on LTM EBITDA; $24.32 to $46.52 (with a median of $31.90) based on LTM EBIT; $20.45 to $41.74 (with a median of $26.32) based on LTM net income; $22.35 to $42.06 (with a median of $28.69) based on 1997 estimated EPS; $22.08 to $41.47 (with a median of $27.65) based on 1998 estimated EPS; and $25.89 to $67.30 (with a median of $42.71) based on book value. BT Wolfensohn compared these implied prices to the cash consideration to be received in the Offer and the Merger by the Company's stockholders (other than Parent and its subsidiaries).

               Selected Merger and Acquisition Transactions. BT Wolfensohn reviewed the purchase price and implied transaction multiples in 14 merger and acquisition transactions involving diversified industrial companies (the "Selected Industry Transactions"), consisting of (acquiror/target; date announced): Kennametal, Inc./Greenfield Industries (October 10, 1997), Applied Power Inc./Versa Technologies Inc. (August 28, 1997), Constellation Capital Partners/Imo Industries Inc. (July 25, 1997), United Dominion Industries Ltd./Core Industries (June 16, 1997), Koch Engineering Co./Glitsch International Inc. (May 12, 1997), Regal-Beloit Corp./Marathon Electric Manufacturing (February 26, 1997), Precision Castparts/NEFLO Corp. (July 1,
1996), Varlen Corp./Brenco Inc. (June 14, 1996), Allegheny Ludlum Corp./Teledyne Inc. (April 2, 1996), Danaher Corp./Acme-Cleveland Corp. (March 7, 1996), Farnell Electronics PLC/Premier Industrial Corp. (January 22, 1996), Tomkins PLC/Gates Corp. (December 12, 1995), Textron Inc./Elco Industries Inc. (September 12, 1995), and Mark IV Industries Inc./Purolator Products Co. (October 3, 1994). All multiples were based on publicly available information at the time of announcement of such transaction. This analysis indicated (a) ranges of enterprise value as a multiple of LTM revenues of 0.7x to 3.3x (with a median of 1.1x), LTM EBITDA of 7.1x to 14.8x (with a median of 8.7x), and LTM EBIT of 9.1x to 16.3x (with a median of 12.4x), in each case as of September 30, 1997, and (b) ranges of equity value as a multiple of LTM net income of 12.7x to 26.8x (with a median of 17.5x), and as a multiple of book value of 1.6x to 5.7x (with a median of 2.4x). BT Wolfensohn compared these ranges to the equivalent multiples for the Company implied by the cash consideration to be received in the Offer and the Merger by the Company's stockholders (other than Parent and its subsidiaries): enterprise value as 2.1x LTM revenues, 10.0x LTM EBITDA and 12.2x LTM EBIT, each as of September 30, 1997; and equity market value as 20.5x LTM net income and 2.7x book value as of September 30, 1997.

               BT Wolfensohn calculated implied prices for Shares based on the multiples for the Selected Industry Transactions. These implied Share prices ranged from $12.32 to $53.24 (with a median of $18.61) based on LTM revenues; $24.79 to $50.28 (with a median of $30.09) based on LTM EBITDA; $25.94 to $45.44 (with a median of $34.88) based on LTM EBIT; $21.29 to $44.92 (with a median of $29.33) based on LTM net income; and $20.71 to $73.77 (with a median of $31.06) based on book value. BT Wolfensohn compared these implied prices to the proposed consideration to be received in the Offer and the Merger by the Company's stockholders (other than Parent and its subsidiaries).

               Premium Analysis. BT Wolfensohn compared the premiums paid in 22 transactions (the "Selected Premium Transactions") having a transaction valuation over $100 million and where the bidder owned at least 40% of the outstanding shares prior to the transaction, consisting of: Rexel S.A./Rexel Inc. (August 29, 1997), Anthem Inc./Accordia Inc. (May 2, 1997), Samsung Electronics Co. Ltd./AST Research Inc. (January 30, 1997), Zurich Versicherungs GmbH/Zurich Reinsurance Centre (January 13, 1997), Novartis AG/Systemix Inc. (May 27, 1996), Berkshire Hathaway Inc./GEICO Corporation (August 25, 1995), COBE Laboratories/REN Corporation - USA (July 14, 1995), BIC S.A./Bic Corporation (May 15, 1995), McCaw Cellular Communications/LIN Broadcasting (April 7, 1995), Club Mediterranee S.A./Club Med Inc. (April 5,
1995), Conseco Inc./CCP Insurance Inc. (February 27, 1995), Arcadian Corp./Arcadian Partners L.P. (January 18, 1995), WMX Technologies Inc./Chemical Waste Management Inc. (July 28, 1994), Rust International Inc./Brand Companies Inc. (November 13, 1992), American Maize-Products Co./American Fructose Corp. (September 9, 1992), Leucadia National Corporation/PHLCORP Inc. (August 17, 1992), Tele-Communications Inc./United Artists Entertainment (May 1, 1991), BHP Holdings (USA) Inc./Hamilton Oil Corporation (February 6, 1991), Murphy Oil Corporation/Ocean Drilling & Exploration (January 3, 1991), Fuji Heavy Industries Ltd./Subaru of America Inc. (January 16, 1990), Renault Vehicules Industriels/Mack Trucks Inc. (July 6, 1990), and American Express Company/Shearson Lehman Brothers Holdings (March 2, 1990). The premiums paid in the Selected Premium Transactions (i) based on the target company's closing stock price four weeks prior to the public announcement of such transactions, ranged from 1.1% to 59.2% (with a median of 25.5%); (ii) based on the target's closing stock price one week prior to the public announcement, ranged from 8.0% to 69.6% (with a median of 20.8%), and (iii) based on the target's closing stock price one day prior to the public announcement, ranged from (0.8%) to 65.9% (with a median of 17.2%).

               BT Wolfensohn also reviewed the historical trading prices and trading volumes for the Shares. This review indicated that the consideration to be received in the Offer and the Merger by the Company's stockholders (other than Parent and its subsidiaries) represents a premium of 10.8% to the closing price on December 5, 1997 ($31.13); a premium of 11.3% to the closing price on November 28, 1997 ($31.00); and a premium of 16.7% to the closing price on November 5, 1997 ($29.56); as well as a premium of 9.1% to the 52-week high for the period ended December 5, 1997 ($31.63); a premium of 56.8% to the 52-week low for the period ended December 5, 1997 ($22.00); and a premium of 30.3% to the one-year weighted average closing price of the Shares for the period ended December 5, 1997 ($26.48). In addition, BT Wolfensohn noted in its oral presentation that the proposed consideration represented a premium of 12.6% to the closing price on December 10, 1997 ($30.63) and a premium of 15.0% to the closing price on November 21, 1997 ($30.00), the date on which the parties arrived at a price of $34.50 per Share.

               Discounted Cash Flow Analysis. BT Wolfensohn performed a discounted cash flow ("DCF") analysis of the Company based on financial projections for the period 1997 to 2002, utilizing both internal estimates of Company management ("Case 1") and certain adjustments to such internal estimates ("Case 2"). In both cases, annual revenue growth for the period was assumed to be 7.5%, and BT Wolfensohn assumed discount rates ranging from 10.5% to 12.5% based on its assessment of the Company's cost of capital. Case 1 assumed an EBIT margin in 2002 of 20.2%, implying an annual EBIT growth rate of 10.8% for the period 1997 to 2002. Case 2 assumed an EBIT margin in 2002 of 17.4% (that is, unchanged from the present level), implying an annual EBIT growth rate of 7.5% for the period.

               DCF analysis is a method of estimating the present value of the stand-alone unlevered cash flows that the Company would be expected to generate if it performed in accordance with certain projections. BT Wolfensohn calculated DCF values as the sum of (1) the projected unlevered free cash flows for the Company for the years 1997 through 2002, plus (2) the terminal value of the Company calculated as of the end of 2002, expressed as a function of either (a) an EBITDA value multiple (the "EBITDA Multiple Method"), or (b) a perpetuity value in the year 2002 (the "Perpetuity Value Method"). In the EBITDA Multiple Method, BT Wolfensohn estimated the terminal value of the Company in 2002 by applying multiples of 8.0x, 9.0x and 10.0x to projected
2002 EBITDA. In the Perpetuity Value Method, BT Wolfensohn estimated the terminal value of the Company in 2002 assuming that it would generate growth in unlevered free cash flows of 3.0%, 4.0% or 5.0% into perpetuity. In addition, the projected net cash balance (cash less outstanding debt) of the Company as of December 31, 1997 was included in determining the per Share valuation ranges.

               Under Case 1, BT Wolfensohn calculated implied DCF valuations for the Company ranging from $32.96 to $42.11 per Share using the EBITDA Multiple Method and from $25.80 to $41.68 using the Perpetuity Value Method. Under Case 2, BT Wolfensohn calculated implied DCF valuations for the Company ranging from $29.51 to $37.57 per Share using the EBITDA Multiple Method and from $22.80 to $36.43 using the Perpetuity Value Method. BT Wolfensohn considered these ranges in light of the proposed consideration to be received in the Offer and the Merger by the Company's stockholders (other than Parent and its subsidiaries).

               Other Considerations. In connection with its opinion, BT Wolfensohn also considered, among other things, (i) the historical and pro forma financial profile of the Company, (ii) the ownership profile of the Company, (iii) the liquidity of the Shares, (iv) movements in the price of Shares relative to movements in the S&P 500 Index and the common stock of the Composite Group, (v) the historical relationship between the price of Shares and their trading volume, (vi) analysts' reports, including earnings estimates, with respect to the Company and (vii) the projected pro forma results of the combination of Parent and the Company. BT Wolfensohn also took notice that other alternatives to the proposed transaction, including retaining the status quo of Company ownership, engaging in a recapitalization or seeking to enter into a transaction with a third party, were unlikely or difficult to achieve under the circumstances, given that Parent, Parent's Chief Executive Officer and Masco Corporation held, in the aggregate, approximately 45% of the Shares, and the stated unwillingness of Parent to sell its interest in the Company.

               The summary set forth above does not purport to be a complete description of the opinion of BT Wolfensohn to the Special Committee or the financial analyses performed and factors considered by BT Wolfensohn in connection with its opinion. A copy of BT Wolfensohn's written presentation to the Company Board with respect to its opinion has been filed as an exhibit to the Schedule 13E-3 and may be inspected, copied and obtained in the manner specified in "The Tender Offer--Certain Information Concerning Parent and Purchaser." BT Wolfensohn's opinion and financial analyses were only one of many factors considered by the Special Committee in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Special Committee with respect to the Offer or the Merger or the consideration to be received in the Offer and the Merger by the Company's stockholders (other than Parent, its Chief Executive Officer and Masco Corporation).

               The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. BT Wolfensohn believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or selecting portions of the above summary, without considering all factors and analyses, could create a misleading or incomplete view of the processes underlying such analyses and opinion. In performing its analyses, BT Wolfensohn made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company.

               No company, transaction or business used in such analyses as a comparison is identical to the Company or the Offer or Merger, nor is an evaluation of the results of such analyses entirely mathematical; rather, such analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses.
In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

               BT Wolfensohn is a nationally recognized investment banking firm and, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. The Special Committee selected BT Wolfensohn to serve as its financial advisor based on BT Wolfensohn's qualifications, expertise, reputation, and knowledge of the Company.
Pursuant to a letter agreement, dated September 24, 1997 among the Special Committee, the Company and BT Wolfensohn, the Company agreed to pay BT Wolfensohn a fee of $250,000 upon the execution of the letter agreement, $250,000 upon the expiration of 90 days from the date of such execution if discussions regarding a transaction were continuing, and $1,250,000 upon delivery by BT Wolfensohn of a fairness opinion. Upon consummation of the transactions contemplated by the Merger Agreement, the Company will pay BT Wolfensohn an aggregate financial advisory fee equal to 0.45% of the total consideration to be received in the Offer and the Merger by the Company's stockholders and option holders other than Parent, its Chief Executive Officer and Masco Corporation, reduced by the amount of any fees previously paid pursuant to the letter agreement. In addition, the Company has agreed to reimburse BT Wolfensohn for its reasonable out-of-pocket expenses, including reasonable fees and disbursements of counsel, and to indemnify BT Wolfensohn and certain related parties against certain liabilities, including certain liabilities under the federal securities laws, relating to, or arising out of, its engagement.

               BT Wolfensohn is engaged in the merger and acquisition and client advisory business of Bankers Trust (together with its affiliates, the "BT Group") and, for legal and regulatory purposes, is a division of BT Alex. Brown Incorporated, a registered broker-dealer and member of the New York Stock Exchange (the "NYSE"). In the ordinary course of business, members of the BT Group may actively trade in the securities and other instruments and obligations of the Company for their own accounts and for the accounts of their customers. Accordingly, the BT Group may at any time hold a long or short position in such securities, instruments and obligations.

Opinion of Financial Advisor to Parent

               Smith Barney Inc. (now associated with Salomon Brothers Inc and collectively with Salomon Brothers Inc doing business as Salomon Smith Barney) was retained by Parent to act as its financial advisor in connection with the Offer and the Merger. In connection with such engagement, Parent requested that Salomon Smith Barney evaluate the fairness, from a financial point of view, to Parent of the consideration to be paid by Parent in the Offer and the Merger. On December 10, 1997, at a meeting of the Board of Directors of Parent held to evaluate the proposed Offer and Merger, Salomon Smith Barney delivered an oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated December 10, 1997) to the effect that, as of the date of such opinion and based on and subject to certain matters stated therein, the $34.50 per Share cash consideration to be paid in the Offer and the Merger was fair, from a financial point of view, to Parent.

               In arriving at its opinion, Salomon Smith Barney reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Parent and certain senior officers and other representatives and advisors of the Company concerning the businesses, operations and prospects of Parent and the Company. Salomon Smith Barney examined certain publicly available business and financial information relating to Parent and the Company as well as certain financial forecasts and other information and data for Parent and the Company which were provided to or otherwise discussed with Salomon Smith Barney by the respective managements of Parent and the Company, including information relating to certain strategic implications and operational benefits anticipated by the management of Parent to result from the Merger. Salomon Smith Barney reviewed the financial terms of the Offer and the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of the Shares; the historical and projected earnings and other operating data of the Company; and the capitalization and financial condition of the Company. Salomon Smith Barney also evaluated the potential pro forma financial impact of the Offer and the Merger on Parent. In addition to the foregoing, Salomon Smith Barney conducted such other analyses and examinations and considered such other financial, economic and market criteria as Salomon Smith Barney deemed appropriate in arriving at its opinion. Salomon Smith Barney's opinion was necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Salomon Smith Barney as of the date of its opinion.

               In rendering its opinion, Salomon Smith Barney assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with Salomon Smith Barney. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Salomon Smith Barney, the managements of Parent and the Company advised Salomon Smith Barney that such forecasts and other information and data had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Parent and the Company as to the future financial performance of Parent and the Company and the best currently available estimates and judgments of the management of Parent as to the strategic implications and operational benefits anticipated to result from the Merger. Salomon Smith Barney did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Parent or the Company nor did Salomon Smith Barney make any physical inspection of the properties or assets of Parent or the Company. Salomon Smith Barney was not requested to consider, and Salomon Smith Barney's opinion does not address, the relative merits of the Offer and the Merger as compared to any alternative business strategies that might exist for Parent or the effect of any other transaction in which Parent might engage. Although Salomon Smith Barney evaluated the $34.50 per Share cash consideration to be paid in the Offer and the Merger from a financial point of view, Salomon Smith Barney was not asked to and did not recommend the specific consideration payable in the Offer and the Merger, which was determined through negotiation between Parent and the Special Committee. No other limitations were imposed by Parent on Salomon Smith Barney with respect to the investigations made or procedures followed by Salomon Smith Barney in rendering its opinion.

               The opinion of Salomon Smith Barney is directed to the Board of Directors of Parent and relates only to the fairness of the $34.50 per Share cash consideration to be paid in the Offer and the Merger from a financial point of view to Parent, does not address any other aspect of the Offer or the Merger or related transactions and does not constitute a recommendation to any stockholder of the Company. Salomon Smith Barney was not engaged to, and did not, evaluate the fairness of the Offer and the Merger to any stockholders of the Company, and the description of its opinion contained in this Offer to Purchase is included solely to conform with the requirements of Schedule 13E-3.

               In preparing its opinion, Salomon Smith Barney performed a variety of financial and comparative analyses, including those described below, and provided the Board of Directors of Parent with a written presentation with respect to such analyses. The summary of such analyses does not purport to be a complete description of the analyses underlying Salomon Smith Barney's opinion or presentation to the Board of Directors of Parent. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Salomon Smith Barney believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and opinion. In its analyses, Salomon Smith Barney made numerous assumptions with respect to Parent, the Company, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Parent. The estimates contained in such analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Salomon Smith Barney's opinion and analyses were only one of many factors considered by the Board of Directors of Parent in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board of Directors or management of Parent with respect to the proposed Offer or Merger or the $34.50 per Share cash consideration to be paid in the Offer and the Merger.

               Selected Company Analysis. Using publicly available information, Salomon Smith Barney analyzed, among other things, the market values and trading multiples of the Company and nine selected publicly traded companies in the manufacturing industry, consisting of: Blount International, Inc., Cooper Industries, Inc., Cincinnati Milacron Inc., Federal Signal Corporation, Kaydon Corporation, Mark IV Industries, Inc., Pentair Inc., Regal-Beloit Corporation and Teleflex Inc. (collectively, the "Selected Companies"). Salomon Smith Barney compared market values as multiples of, among other things, estimated calendar 1997 and 1998 earnings per share ("EPS"), and adjusted market values (equity market value, plus net debt (total debt less cash), the book value of preferred stock and minority interests) as multiples of, among other things, LTM and estimated calendar 1998 EBITDA and EBIT. EPS estimates for the Selected Companies were based on published estimates of equity research analysts as reported by Institutional Brokers Estimate System and EPS estimates for the Company were based on internal estimates of the management of the Company. All multiples were based on closing stock prices on December 9, 1997. Applying multiples for the Selected Companies of estimated calendar 1997 and 1998 EPS, LTM EBITDA and EBIT, and estimated calendar 1998 EBITDA and EBIT of 13.2x to 21.5x, 11.6x to 18.3x, 7.2x to 10.5x, 9.4 to 14.7x, 6.6x to 9.3x and 8.5x to 12.4x, respectively, to corresponding financial data for the Company resulted in an equity reference range for the Company of approximately $25.41 to $37.96 per Share, as compared to the cash consideration to be paid in the Offer and the Merger of $34.50 per Share.

               Selected Merger and Acquisition Transactions Analysis. Using publicly available information, Salomon Smith Barney reviewed the implied transaction multiples paid in the following 18 selected transactions in the manufacturing industry (acquiror/target): Kennametal, Inc./Greenfield Industries, Inc.; Applied Power, Inc./Versa Technologies, Inc.; Constellation Capital Partners LLC/IMO Industries Inc.; United Dominion Industries Ltd./Core Industries Inc.; BT Industries AB/The Raymond Corporation; Thyssen AG/Giddings & Lewis, Inc.; Durco International Inc./BW/IP Inc.; ITT Industries, Inc./Goulds Pumps, Inc.; Tomkins Plc/Stant Corporation; Investcorp/Falcon Building Products, Inc.; Regal-Beloit Corporation/Marathon Electronic Manufacturing Corporation; Precision Castparts Corp./NEWFLO Corp.; Varlen Corp./Brenco, Inc.; Allegheny Ludlum Corp./Teledyne Inc.; Danaher Corp./Acme-Cleveland Corp.; Farnell Electronics plc/Premier Industrial Corp.; Textron Inc./Elco Industries Inc.; and Mark IV Industries, Inc./Purolater Products Co. (collectively, the "Selected Transactions"). Salomon Smith Barney compared purchase prices as multiples of, among other things, LTM EPS, and transaction values as multiples of, among other things, LTM and one-year forward EBITDA and EBIT. Applying multiples for the Selected Transactions of LTM EPS, EBITDA and EBIT of 12.2x to 24.8x, 7.1x to 15.4x and 9.1x to 16.3x, respectively, to corresponding financial data for the Company for the LTM, and one-year forward EBITDA and EBIT of 6.3x to 13.8x and 8.0x to 14.5x, respectively, to corresponding financial data for the Company for estimated calendar 1998, resulted in an equity reference range for the Company of approximately $24.76 to $48.08 per Share, as compared to the cash consideration to be paid in the Offer and the Merger of $34.50 per Share.

               No company or business used in the "Selected Company Analysis" or "Selected Merger and Acquisition Transactions Analysis" as a comparison is identical to the Company or the Offer and the Merger. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the Selected Companies, the Selected Transactions or the business segment, company or transaction to which they are being compared.

               Discounted Cash Flow Analysis. Salomon Smith Barney performed a discounted cash flow analysis of the projected free cash flow of the Company for fiscal years 1998 through 2002, based on internal estimates of the management of the Company. The stand-alone discounted cash flow analysis of the Company was determined by (i) adding (x) the present value of projected free cash flows over the five-year period from 1998 to 2002 and (y) the present value of the estimated terminal value of the Company in year 2002 and
(ii) subtracting the current net debt of the Company. The range of estimated terminal values for the Company at the end of the five-year period was calculated by applying terminal value multiples of 8.0x to 10.0x to the projected 2002 EBITDA of the Company. The cash flows and terminal values of the Company were then discounted to present value using discount rates ranging from 11% to 13%. Utilizing such terminal multiples and discount rates, this analysis resulted in an equity reference range for the Company of approximately $33.64 to $42.97 per Share, as compared to the $34.50 per Share cash consideration to be paid in the Offer and the Merger.

               Pro Forma Merger Analysis. Salomon Smith Barney analyzed certain pro forma effects resulting from the Offer and the Merger, including, among other things, the impact of the Merger on the estimated EPS of Parent for the fiscal years ended 1997 and 1998, based on internal estimates of the management of Parent. The results of the pro forma merger analysis suggested that the Merger could be accretive to Parent's EPS in each of the fiscal years analyzed. The actual results achieved by the combined company may vary from projected results and the variations may be material.

               Other Factors and Comparative Analyses. In rendering its opinion, Salomon Smith Barney considered certain other factors and conducted certain other comparative analyses, including, among other things, a review of
(i) the premiums paid in selected affiliated party transactions effected since 1989 in which the acquiror owned an equity interest in the target company of less than 50%, (ii) historical and projected financial results of Parent and the Company and (iii) the history of trading prices and volume for the Shares and the relationship among movements in the prices of the Shares and the common stock of Parent, movements in the prices of the common stock of the Selected Companies and movements in the S&P Industrial 400 Index.

               Copies of Salomon Smith Barney's opinion and written presentation to Parent's Board of Directors have been filed as exhibits to the
Schedule 13E-3 and may be inspected, copied and obtained in the manner specified in "The Tender Offer--Certain Information Concerning Parent and Purchaser."

               See "The Tender Offer--Fees and Expenses" for a description of Parent's fee arrangement with Salomon Smith Barney.

               Salomon Smith Barney has advised Parent that, in the ordinary course of business, Salomon Smith Barney and its affiliates may actively trade or hold the securities of Parent and the Company for their own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Salomon Smith Barney has in the past provided investment banking services to Parent unrelated to the proposed Offer and Merger, for which services Salomon Smith Barney has received compensation. In addition, Salomon Smith Barney and its affiliates (including Travelers Group Inc. and its affiliates) may maintain relationships with Parent and the Company.

               Salomon Smith Barney is an internationally recognized investment banking firm and was selected by Parent based on its experience, expertise and familiarity with Parent and its business. Salomon Smith Barney regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger

               Parent and Purchaser believe that the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger is fair to such stockholders. Parent and Purchaser base their belief on the following facts: (i) the fact that the Special Committee concluded that the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders (other than Parent, its Chief Executive Officer or Masco Corporation), (ii) notwithstanding the fact that BT Wolfensohn's opinion was addressed to the Special Committee and that neither Parent nor Purchaser is entitled to rely on such opinion, the fact that the Special Committee received an opinion from BT Wolfensohn that, as of the date of such opinion and based on and subject to certain matters stated in such opinion, the consideration to be paid in the Offer and the Merger is fair to the holders of Shares (other than Parent, its Chief Executive Officer and Masco Corporation) from a financial point of view, (iii) the fact that the Minimum Condition requires that the Offer not be consummated unless at least a majority of the Shares that can be tendered and that are not held by Parent, its subsidiaries or its Chief Executive Officer or by Masco Corporation are validly tendered pursuant to the Offer and not withdrawn, (iv) the fact that the historical and projected financial performance of the Company and its financial results, (v) the fact that the per Share price to be paid in the Offer and the Merger was above the all-time high price at which the Shares have traded and represents a premium of approximately 30% over the weighted average closing price of the Shares for the year ended December 5, 1997, a premium of approximately 13% over the closing price of the Shares on December 10 (the day before the transaction was announced) and a premium of approximately 17% over the closing price of the Shares on November 5, 1997 (approximately one month before the Special Committee's recommendation), (vi) the fact that the same consideration will be paid in both the Offer and the Merger, (vii) the Offer and the Merger will each provide consideration to the Company's stockholders entirely in cash and (viii) the other factors enumerated by the Special Committee as supporting their recommendation of the Offer and the Merger. Parent and Purchaser did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching its conclusion as to fairness. In light of the nature of the Company's business, Parent and Purchaser did not deem net book value or liquidation value to be relevant indicators of the value of the Shares.

Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger

               The purpose of the Offer and the Merger is for Parent and Purchaser to increase Parent's and Purchaser's ownership of Shares from approximately 36.76% to 100%. Upon consummation of the Merger, the Company will become a direct wholly owned subsidiary of Parent. The acquisition of the Shares not owned by Parent and its subsidiaries has been structured as a cash tender offer followed by a cash merger in order to effect a prompt and orderly transfer of ownership of the Company from the Company's public stockholders to Parent and Purchaser and provide such stockholders with cash for all of their Shares.

               Under the DGCL, the approval of the Company Board and the affirmative vote of the holders of a majority of the issued and outstanding Shares are required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Company Board has approved and adopted the Merger Agreement and the transactions contemplated thereby, and the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares.

               In the Merger Agreement, the Company has agreed, if required, to cause a meeting of its stockholders as soon as reasonably practicable after consummation of the Offer for the purpose of voting on the approval and adoption of the Merger and the Merger Agreement and to use its commercially reasonable best efforts to obtain such approval and adoption. If Parent and Purchaser own a majority of the outstanding Shares as a result of the Offer or otherwise, Parent and Purchaser would have sufficient voting power to and would approve the Merger without the affirmative vote of any other stockholder of the Company. If Parent and Purchaser own 90% or more of the outstanding Shares as a result of the Offer or otherwise, Purchaser will effect the Merger pursuant to the short-form merger provisions of the DGCL, without prior notice to, or any action by, any other stockholder of the Company. Parent and Purchaser have agreed to vote their Shares in favor of the Merger.

               Parent decided to pursue the transaction at this time for several reasons. Two of Parent's key strategic objectives are to expand its advanced metalworking capabilities into additional transportation-related and other markets and to create more value for its stockholders from its affiliate investments. Parent believes that the Merger advances both of these objectives.

               A substantial portion of the Company's diversified industrial products are manufactured by metalworking technologies that are complementary to Parent's advanced metalworking capabilities. The Merger will permit the two companies to share research, technology and expertise to the benefit of both companies. In addition, approximately one-half of the Company's sales, including its trailer hitch and accessory products, are to transportation-related markets for aerospace, construction, off-road vehicle, recreational, marine and other applications, and only a small percentage of the Company's total sales are directed to automotive original equipment manufacturers or their suppliers. Parent's advanced metalworking products, which account for approximately 75% of its total revenues, are also sold to transportation-related markets but principally for automotive light vehicle applications. The acquisition of the Company will significantly increase Parent's sales to transportation-related markets and at the same time reduce the dependence of Parent's operating results on the automotive industry, which has historically been cyclical. Parent also believes that the acquisition of the Company should provide opportunities to expand sales of certain of its products to the Company's customers and to expand sales of certain of the Company's products to Parent's customers.

               Parent has reviewed on an ongoing basis its various affiliate investments with the objective of maximizing the value of these investments for its stockholders. In analyzing its alternatives related to its investment in the Company, Parent concluded that maintaining its current level of investment in the Company was not an attractive alternative since Parent's current ownership of approximately 37% of the Shares results in the inclusion in Parent's after-tax earnings of an equal percentage of the Company's earnings, but with taxes on those earnings also accrued by Parent. In addition, the Company's dividend distributions to Parent represent substantially less than 37% of the Company's cash flow. Parent also considered the alternatives of a third party sale of its Shares or the distribution to Parent's stockholders of its Shares to be unattractive since either transaction would result in a tax to Parent in excess of $180 million (valuing Parent's equity interest in the Company for this purpose at the Offer Price).

Plans for the Company after the Offer and the Merger

               Pursuant to the Merger Agreement, upon completion of the Offer, Parent and Purchaser intend to effect the Merger in accordance with the terms of the Merger Agreement. See "Special Factors--The Merger Agreement."

               After the Merger, it is expected that Mr. Manoogian, who is currently Chairman and Chief Executive Officer of Parent and Chairman of the Company, will serve as Chairman of the combined company, Mr. Frank M. Hennessey, who is currently Executive Vice President of Masco Corporation, will become Vice Chairman and Chief Executive Officer of the combined company, Mr. Lee M. Gardner, who is currently President of Parent, will become Co-Chief Operating Officer of the combined company, Mr. Campbell, who is currently President of the Company, will become Co-Chief Operating Officer of the combined company and Mr. Wadhams, who is currently a Vice President of Parent, will become Senior Vice President and Chief Financial Officer of the combined company.

               The Merger Agreement provides that, effective upon the acceptance for payment by Purchaser of any Shares pursuant to the Offer and subject to the terms of the Merger Agreement, Parent will be entitled to designate one additional director to serve on the Company Board (which will result in Parent's designees representing a majority of the Company Board). The Merger Agreement also provides that, effective upon such acceptance for payment and subject to the terms of the Merger Agreement, Parent will be entitled to designate persons that will constitute a majority of (a) each committee of the Company Board (other than the Special Committee or any other committee established to take action under the Merger Agreement), (b) each board of directors of each subsidiary of the Company and (c) each committee of each such board.

               Except as otherwise described in this Offer to Purchase and except for the transactions contemplated by the Merger Agreement, Parent has no current plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (b) a sale or transfer of a material amount of assets of the Company; (c) any change in the management of the Company or any change in any material term of the employment contract of any executive officer; or (d) any other material change in the Company's corporate structure or business.

               Nevertheless, Parent may initiate a review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order best to organize and integrate the activities of the Company and Parent. In particular, Parent expressly reserves the right to make any changes that it deems necessary or appropriate in light of its review or in light of future developments.

Rights of Stockholders in the Offer and the Merger

               No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, stockholders of the Company who have not tendered their Shares in the Offer will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL ("Section 262") will have the fair market value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting stockholders will be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, the Company's asset values and earning capacity. The value so determined could be more or less than the per Share consideration to be paid in the Offer and the Merger.

               THE FOREGOING SUMMARY IS NOT A COMPLETE STATEMENT OF APPRAISAL RIGHTS UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF
SECTION 262 INCLUDED HEREWITH IN ANNEX C. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

The Merger Agreement

               The following is a summary of the material provisions of the Merger Agreement, a copy of which is attached as Annex A to this Offer to Purchase. The summary is qualified in its entirety by reference to the Merger Agreement. Stockholders are urged to read the Merger Agreement in its entirety.

               The Offer

               The Merger Agreement provides for the commencement of the Offer as promptly as practicable after the date thereof, but in no event later than five business days following the public announcement of the terms of the Merger Agreement. The Merger Agreement also provides that the obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction or waiver of the Minimum Condition and certain other conditions that are described in "The Tender Offer--Certain Conditions of the Offer." Pursuant to the Merger Agreement, Purchaser generally has the right to waive any condition to the Offer and to make any change in the terms or conditions of the Offer. However, Purchaser has agreed in the Merger Agreement that, without the prior written consent of the Company and approval of the Special Committee, Purchaser will not waive the Minimum Condition and will not make any change in the Offer which changes the form of consideration to be paid or decreases the price per Share or the number of Shares sought in the Offer or which imposes conditions to the Offer in addition to those set forth in "The Tender Offer--Certain Conditions of the Offer." Purchaser has also agreed in the Merger Agreement that if on any scheduled expiration date of the Offer all conditions to the Offer shall not have been satisfied or waived, it will extend the Offer until at least the 60th day after commencement of the Offer. The Company has agreed in the Merger Agreement that Purchaser will have the right to extend the Offer (for not more than an aggregate of five business days) from time to time without the consent of the Company. The Company has also agreed in the Merger Agreement that if on any scheduled expiration date of the Offer all conditions to the Offer (including the Minimum Condition) shall have been satisfied but the sum of (i) the number of Shares tendered (and not withdrawn) pursuant to the Offer plus (ii) the number of Shares held by Parent, its subsidiaries and its Chief Executive Officer and by Masco Corporation that have not been tendered pursuant to the Offer represent less than 90% of the outstanding Shares, on a fully-diluted basis (excluding for this purpose any right to acquire Shares that may not be exercised within 60 days from the applicable date), Purchaser may extend the Offer without the consent of the Company (for not more than an aggregate of 10 business days) in order to permit Purchaser to solicit the tender of additional Shares pursuant to the Offer.

               The Merger Agreement also provides that, effective upon the acceptance for payment by Purchaser of any Shares pursuant to the Offer, Parent will be entitled to designate one additional director to serve on the Company Board (which will result in Parent's designees representing a majority of the Company Board). In furtherance thereof, the Company has agreed to take all action necessary to cause Parent's designee to be appointed to the Company Board, including, without limitation, increasing the number of directors and, if necessary, seeking and accepting the resignation of an incumbent director and will use its commercially reasonable best efforts to cause such director to be approved as a director of the Company by at least two-thirds of the directors of the Company. Effective upon such acceptance for payment, the Company will use its commercially reasonable best efforts to cause persons designated by Parent to constitute a majority of (a) each committee of such Board (other than the Special Committee or any other committee established to take action under the Merger Agreement), (b) each board of directors of each subsidiary of the Company and (c) each committee of each such board (in each case to the extent of the Company's ability to elect such persons). Notwithstanding the foregoing, prior to the Effective Time, the Company will use its commercially reasonable best efforts to ensure that all of the members of the Company Board and such boards and committees as of the date hereof who are not employees of the Company will remain members of the Company Board and such boards and committees.

               The Merger

               The Merger Agreement provides that as promptly as practicable after all conditions to the Merger set forth therein have been satisfied or, to the extent permitted thereunder, waived, Purchaser will be merged with and into the Company in accordance with the DGCL. As a result of the Merger, the separate existence of Purchaser will cease and the Company will continue as the Surviving Corporation. At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, Shares owned by Parent and its subsidiaries or Shares as to which appraisal rights have been exercised) will be converted into the right to receive the Merger Consideration.

               The Surviving Corporation will be entitled to deduct and withhold from the consideration otherwise payable to any person pursuant to the Merger Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation, such withheld amounts shall be treated for all purposes of the Merger Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by the Surviving Corporation.

               Stock Options and Restricted Stock Awards

               Immediately prior to the Effective Time, each option to purchase Shares outstanding under any employee stock option or compensation plan or arrangement of the Company, whether or not exercisable, and whether or not vested, shall be canceled, and in consideration thereof, the Surviving Corporation will pay to the holder of each such option promptly after the Effective Time an amount in cash determined by multiplying (i) the excess, if any, of the amount of the Merger Consideration over the applicable per Share exercise price of such option by (ii) the number of Shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such option in full immediately prior to the Effective Time.

               At the Effective Time, the holder of each Share subject to an award of restricted stock under the Company's 1995 Long Term Stock Incentive Plan or 1988 Restricted Stock Incentive Plan (the "Company Stock Plans"), or any predecessor plan thereto (such Plans and any predecessor plans being hereinafter referred to as a "Plan") as to which the Restricted Period (as defined in the Company Stock Plans) has not lapsed on or prior to the Effective Time (the "Restricted Shares") will be entitled to receive in exchange for each such Share and in lieu of the Merger Consideration, the number of shares of common stock of Parent (the "Parent Restricted Shares") equal to the quotient obtained by dividing (i) the Merger Consideration by (ii) the average of the closing sale prices of a share of common stock of Parent as reported on the NYSE Composite Tape on each of the last twenty trading days ending on the trading day immediately preceding the date on which the Effective Time occurs; provided that, if the aggregate number of Parent Restricted Shares to be issued under any applicable award is not evenly divisible by the number of dates on which restrictions on such award is scheduled to lapse, the aggregate number of Parent Restricted Shares to be issued under such award will be rounded up to the nearest whole number of Shares that is evenly divisible by the number of dates on which restrictions on the applicable award are scheduled to lapse. Such Parent Restricted Shares will be subject to all the terms and conditions, including, without limitation, the remaining Restricted Period, as were applicable to the original Restricted Shares pursuant to the applicable award agreement (as defined in the Company Stock Plans) under the respective Plan.

               Immediately prior to the Effective Time, each "Phantom Share" subject to an "Award of Phantom Shares" under a phantom share award agreement with the Company as to which the Restricted Period has not lapsed on or prior to the Effective Time will be canceled, and the Company (or one or more of its subsidiaries) will issue in exchange for each such Phantom Share an award of phantom shares of Parent (the "Parent Phantom Shares") equal to the quotient obtained by dividing (i) the Merger Consideration by (ii) the average of the closing sale prices of a Parent Share as reported on the NYSE Composite Tape on each of the last twenty trading days ending on the trading day immediately preceding the date on which the Effective Time occurs; provided that, if the aggregate number of Parent Phantom Shares to be issued under any applicable award is not evenly divisible by the number of dates on which restrictions on such award is scheduled to lapse, the aggregate number of Parent Phantom Shares to be issued under such award will be rounded up to the nearest whole number of Shares that is evenly divisible by the number of dates on which restrictions on the applicable award are scheduled to lapse. Such Parent Phantom Shares will be subject to all the terms and conditions, including, without limitation, the remaining Restricted Period, as were applicable to the original Award of Phantom Shares pursuant to the applicable Phantom Share
Award Agreement.

               Prior to the Effective Time, each of the Company and Parent will use its commercially reasonable best efforts to obtain such consents, if any, as may be necessary to give effect to the transactions contemplated by the immediately preceding three paragraphs. In addition, prior to the Effective Time, the Company will make any amendments to the terms of such stock option, restricted stock or other compensation plans or arrangements that may be necessary to give effect to the transactions contemplated by the immediately preceding three paragraphs to the extent permitted under applicable law and without stockholder or other third party approval. The Company has represented to Parent and Purchaser that, except as set forth in a disclosure schedule, neither the execution of the Merger Agreement nor the consummation of the transactions contemplated thereby will cause the acceleration of vesting or lapsing of restrictions with respect to any restricted stock award or phantom share award or other benefit under any restricted stock of the Company other than employee stock options that are being treated as provided in the first paragraph of "Stock Options and Restricted Stock Awards." Except as contemplated by this paragraph or the immediately preceding three paragraphs, the Company has agreed that it will not, after the date of the Merger Agreement, without the written consent of Parent, amend any outstanding options to purchase Shares (including accelerating the vesting or exercisability of such options) or the terms of grant of any Restricted Shares (including accelerating the schedule for the lapsing of restrictions applicable thereto). The Merger Agreement also provides that, notwithstanding any other provision of this paragraph or the immediately preceding three paragraphs, any payment of money or other applicable consideration provided for therein may be withheld in respect of any stock award until necessary consents are obtained.

               Representations and Warranties

               The Merger Agreement contains various customary representations and warranties of the parties thereto, including, without limitation, representations by the Company, Parent and Purchaser as to corporate status, the authorization and the enforceability of the Merger Agreement against each such party, and absence of contravention due to execution and performance under the Merger Agreement, by the Company as to its capitalization, compliance with law, the accuracy of financial statements and filings with the Commission, absence of undisclosed material liabilities, and the absence of certain changes or events concerning the Company's business from September 30, 1997 to the date of the Merger Agreement, and by Parent as to the receipt of a financing commitment. The representations and warranties contained in the Merger Agreement will not survive the Effective Time.

               Covenants

               The Merger Agreement contains various customary covenants of the parties thereto. A description of certain of these covenants follows:

      Conduct of Business Covenant. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, from the date of the Merger Agreement until the Effective Time, except as set forth in a disclosure schedule or as consented to in writing by Parent, the Company and its subsidiaries will conduct their business in the ordinary course consistent with past practice and will use their commercially reasonable best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, from the date of the Merger Agreement until the Effective Time, except as set forth in a disclosure schedule or as consented to in writing by Parent, the Company has agreed that it: (a) will not adopt or propose any change in its certificate of incorporation or bylaws; (b) will not, and will not permit any of its subsidiaries to, (i) merge or consolidate with any other person if such other person would constitute a "significant subsidiary" of the Company (as defined in Section 1-02 of Regulation S-X) other than mergers between the Company and one or more of its subsidiaries or between one or more subsidiaries of the Company), (ii) acquire a material amount of assets of any other person where, if such assets were held by a separate entity, such entity would be a "significant subsidiary" of the Company or (iii) enter into any merger, consolidation or acquisition transaction the consummation of which would, or would reasonably be expected to, impede, interfere with, prevent or materially delay the Merger; (c) will not, and will not permit any of its subsidiaries to, sell, lease, license or otherwise dispose of any assets or property that are material to the Company and its subsidiaries taken as a whole except (i) pursuant to existing contracts or commitments and (ii) in the ordinary course of business consistent with past practice; (d) will not, and will not permit any of its subsidiaries to, split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than (i) regular quarterly cash dividends on the Shares not in excess of $.07 per Share and (ii) dividends and distributions by a wholly owned subsidiary of the Company, or redeem, repurchase or otherwise acquire any of its securities; (e) will not, and will not permit any of its subsidiaries to, except for normal changes or increases in the ordinary course of business consistent with past practices and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company and its subsidiaries taken as a whole, (i) adopt or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or employee benefit plan, agreement, trust, plan, fund or other arrangement for the benefit and welfare of any director, officer or employee, (ii) without the consent of a majority of the entire Company Board, increase in any manner the compensation, annual bonus or fringe benefits of any of the individuals who have entered into employment contracts with the Company since September 30, 1997 or (iii) pay any benefit not required by any existing plan or arrangement; and (f) will not, and will not permit any of its subsidiaries to, agree or commit to do any of the foregoing.

      No Solicitation Covenant.   Neither the Company nor any of its
   subsidiaries shall (whether directly or indirectly through advisors, agents or other intermediaries) authorize or permit any of its or their officers, directors, agents, representatives, advisors or subsidiaries to, (i) solicit, initiate or take any action to facilitate the submission of inquiries, proposals or offers from any Third Party (as defined below) relating to (A) any acquisition or purchase of 15% or more of the consolidated assets of the Company and its subsidiaries or of any equity securities of the Company or any of its subsidiaries, (B) any tender offer (including a self tender offer) or exchange offer for equity securities of the Company or any of its subsidiaries, (C) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company, or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of the Company, other than the transactions contemplated by the Merger Agreement, or (D) any other transaction the consummation of which would, or would reasonably be expected to, impede, interfere with, prevent or materially delay the Merger or which would, or would reasonably be expected to, materially dilute the benefits to Parent of the transactions contemplated by the Merger Agreement (each of (A) through (D), an "Acquisition Proposal"), or agree to or endorse any Acquisition Proposal, or (ii) enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any Third Party any information with respect to its business, properties or assets, or otherwise cooperate in any way with, or knowingly assist or participate in, facilitate or encourage, any effort or attempt by any Third Party to do or seek any of the foregoing; provided that the foregoing shall not prohibit the Company (either directly or indirectly through advisors, agents or other intermediaries), following receipt of a bona fide Acquisition Proposal, from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the 1934 Act or otherwise making disclosure to its stockholders, (ii) failing to make or withdrawing or modifying its recommendation of the Offer, the Merger and the Merger Agreement, (iii) furnishing non-public information with respect to the Company and its subsidiaries to a Third Party who has made an Acquisition Proposal pursuant to a customary and reasonable confidentiality agreement and (iv) participating in negotiations regarding such Acquisition Proposal but in each case referred to in the foregoing clauses (i), (ii),
   (iii) and (iv) only to the extent that the Company Board, acting with the recommendation of the Special Committee, shall have determined, after consultation with outside counsel, that there is a reasonable likelihood that such action is required to prevent the Company Board from breaching its fiduciary duties to the stockholders of the Company under applicable law; provided, further, that (A) the Company Board shall not take any of the foregoing actions until reasonable notice of its intent to take such action shall have been given to Parent, and (B) if the Company Board receives an Acquisition Proposal, then the Company shall promptly inform Parent of the terms and conditions of such proposal (including the terms and conditions of any amendment to such proposal) and the identity of the person making it. As used in the Merger Agreement, the term "Third Party" means any person or "group", as described in Rule 13d-5(b) promulgated under the 1934 Act, other than Parent or any of its affiliates (including Purchaser).

      Company Stockholder Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, cause a meeting of its stockholders (the "Company Stockholder Meeting") to be duly called and held as soon as reasonably practicable after consummation of the Offer for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger. Parent has agreed to vote all Shares beneficially owned by it in favor of adoption of the Merger Agreement at the Company Stockholder Meeting. If Parent, Purchaser or any other subsidiary of Parent shall acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, the parties to the Merger Agreement have agreed, at the request of Parent, to take all necessary and appropriate action to cause the Merger to be effective as soon as practicable after the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer without a meeting of stockholders of the Company in accordance with Section 253 of the DGCL.

      Indemnification and Insurance. The Merger Agreement provides that Parent will cause the Surviving Corporation to, and the Surviving Corporation will, indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the fullest extent permitted under the Company's certificate of incorporation and bylaws in effect on the date of the Merger Agreement. The Merger Agreement also provides that, for six years after the Effective Time, Parent will cause the Surviving Corporation to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy (the "Covered Employees") on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement; provided that in satisfying its obligation under this paragraph, Parent shall not be obligated to cause the Surviving Corporation to pay premiums in excess of 200% of the amount per annum the Company paid in its last full fiscal year, which amount was disclosed to Parent prior to the date of the Merger Agreement. The parties to the Merger Agreement have agreed that the provisions of this paragraph are for the benefit of and may be enforced after the Effective Time by the Covered Employees.

      Reasonable Best Efforts. Pursuant to the terms and conditions of the Merger Agreement and subject to the fiduciary duties under applicable law of the directors of the Company or of the directors constituting the Special Committee (as determined by such directors in good faith after consultation with legal counsel), each party to the Merger Agreement has agreed to use its commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by the Merger Agreement.

      Public Announcements. The Merger Agreement provides that Parent and the Company will consult with each other before issuing any press release or making any public statement with respect to the Merger Agreement and the transactions contemplated thereby and, except as may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

               Conditions of the Offer

               See "The Tender Offer--Certain Conditions of the Offer."

               Conditions to the Merger

               The Merger Agreement provides that the obligations of the Company, Parent and Purchaser to consummate the Merger are subject to the satisfaction of the following conditions: (a) Purchaser shall have purchased Shares pursuant to the Offer; (b) if required by the DGCL, the Merger Agreement and the Merger shall have been approved and adopted by the stockholders of the Company in accordance with the DGCL; (c) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules promulgated thereunder by the Federal Trade Commission (the "FTC") (the "HSR Act"), relating to the Merger shall have expired; and (d) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger.

               Termination

               The Merger Agreement provides that the Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the stockholders of the Company):

          (a) by mutual written consent of the Company (with the approval of the Special Committee) and Parent;

          (b) by either the Company or Parent, if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining the Company or Parent from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable;

          (c) by either the Company or Parent, if Shares have not been accepted for payment pursuant to the Offer on or prior to the date 60 days after commencement of the Offer; provided that (i) neither party will have the right to terminate the Merger Agreement under this subparagraph during any extension period referred to under "The Offer" above; and (ii) the right to terminate the Merger Agreement pursuant to this paragraph (c) shall not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement results in the failure of the Offer to be consummated;

          (d) prior to the acceptance for payment of Shares pursuant to the Offer, by the Company, if (i) any of the representations and warranties of Parent or Purchaser contained in the Merger Agreement that are qualified as to materiality were untrue or incorrect when made or have since become, and at the time of termination remain, incorrect (except that with respect to representations and warranties which are made as of a specified date, such right of termination will apply only if such representations or warranties were untrue or incorrect as of such specified date) or any of the representations and warranties of Parent or Purchaser that are not so qualified as to materiality were untrue or incorrect in any material respect when made or have since become, and at the time of determination remain, incorrect in any material respect (except that with respect to representations and warranties which are made as of a specified date, such right of termination shall apply only if such representations or warranties were untrue or incorrect in any material respect as of such date); provided that the Company may not terminate the Merger Agreement pursuant to this clause (i) if the Company had knowledge as of the date of the Merger Agreement that the relevant representation or warranty was untrue or incorrect as of that date; or (ii) Parent or Purchaser shall have breached or failed to comply in any material respect with any of their respective obligations under the Merger Agreement; provided that if such breach is curable by the breaching party and so long as the breaching party continues to exercise its reasonable best efforts to cure such breach, the Company shall not have the right to terminate the Merger Agreement pursuant to this paragraph (d) until the date 30 days after notice by the Company to the breaching party of such breach; or

          (e) prior to the acceptance for payment of Shares pursuant to the Offer, by Parent if (i) any of the representations and warranties of the Company contained in the Merger Agreement that are qualified as to materiality were untrue or incorrect when made or have since become, and at the time of termination remain, incorrect (except that with respect to representations and warranties which are made as of a specified date, such right of termination shall apply only if such representations or warranties were untrue or incorrect as of such specified date) or any of the representations and warranties of the Company that are not so qualified as to materiality were untrue or incorrect in any material respect when made or have since become, and at the time of determination remain, incorrect in any material respect (except that with respect to those representations and warranties which are made as of a specified date, such right of termination shall apply only if such representations or warranties were untrue and incorrect in any material respect as of such date) and the failure of any such representations and warranties to be true and correct would, individually or in the aggregate, have a reasonable probability of having a material adverse effect on the Company or of preventing (or materially delaying) the consummation of the Offer; provided that Parent may not terminate the Merger Agreement pursuant to this clause
     (i) if Parent had knowledge as of the date of the Merger Agreement that the relevant representation or warranty was untrue or incorrect as of that date; (ii) there shall have been a breach of any covenant or agreement on the part of the Company contained in the Merger Agreement which would, individually or in the aggregate, have a reasonable probability of having a material adverse effect on the Company and its subsidiaries taken as a whole or which would, individually or in the aggregate, have a reasonable probability of preventing (or materially delaying) the consummation of the Offer, which shall not have been cured prior to 30 days after notice by the Company to Parent of such breach; or (iii) the Company Board (with the approval of the Special Committee) shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to Parent its approval or recommendation of the Offer, the Merger Agreement or the Merger and shall not have reinstated such approval or recommendation within three business days thereof, shall have approved or recommended another offer or transaction, or shall have resolved to effect any of the foregoing.

               Effect of Termination

               The Merger Agreement provides that if the Merger Agreement is terminated, it will become void and of no effect with no liability on the part of any party thereto, except for liability or damages resulting from a willful and material breach by a party of any covenant or agreement contained in the Merger Agreement, except that the agreements contained in this paragraph and under "Certain Fees and Expenses" and relating to governing law and jurisdiction shall survive the termination of the Merger Agreement.

               Certain Fees and Expenses

               Except as provided below, all costs and expenses incurred in connection with the Merger Agreement shall be paid by the party incurring such cost or expense. The Merger Agreement provides that so long as neither Parent nor Purchaser shall have materially breached its representations, warranties or obligations under the Merger Agreement, the Company will pay Parent a fee in immediately available funds equal to $10 million as provided below if (i) the Merger Agreement is terminated by Parent pursuant to clause (iii) of paragraph (e) under "Termination" above, (ii) the withdrawal or modification of the recommendation of the Board or Directors of the Company or the Special Committee shall be made in connection with or as a result of an Acquisition Proposal by a Third Party and (iii) within 12 months after termination of the Merger Agreement, the Company enters into an agreement to consummate an Acquisition Proposal with any Third Party and such Acquisition Proposal shall subsequently be consummated. Pursuant to the Merger Agreement, such fee will be payable upon consummation of such Acquisition Proposal (whether or not the Acquisition Proposal (or the Third Party making the Acquisition Proposal) is the same as the Acquisition Proposal (or the Third Party making the Acquisition Proposal) at the time of the withdrawal or modification of such recommendation).

               The Merger Agreement also provides that so long as neither Parent nor Purchaser shall have materially breached its representations, warranties or obligations under the Merger Agreement, the Company will pay Parent up to $5 million of Parent's reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by the Merger Agreement promptly, but in no event later than two business days, after Parent terminates the Merger Agreement pursuant to clause (i) or (ii) of paragraph
(e) under "Termination" above.

               The Merger Agreement further provides that so long as the Company shall not have materially breached its representations, warranties or obligations under the Merger Agreement, Parent will pay the Company up to $5 million of the Company's reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by the Merger Agreement promptly, but in no event later than two business days, after the Company terminates the Merger Agreement pursuant to paragraph (d) under "Termination" above.

               Amendments and Waivers

               Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Purchaser or, in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of the Merger Agreement by the Company's stockholders, no such amendment or waiver shall, without the further approval of such stockholders, alter or change the amount or kind of consideration to be received in exchange for Shares or (ii) any of the terms or conditions of the Merger Agreement if such alteration or change would adversely affect the holders of Shares. The approval of the Special Committee shall be required for any consent referred to in "The Offer" above, any amendment or modification of the Merger Agreement, any extension by the Company of the time for the performance of any obligations or other acts of Parent or Purchaser other than as set forth in the Merger Agreement and any waiver of any of the Company's rights under the Merger Agreement.

Confidentiality Agreement

               On December 2, 1997, Parent and the Company entered into a confidentiality agreement (the "Confidentiality Agreement"), under which the Company agreed to provide certain confidential information relating to its operations to Parent. Pursuant to the Confidentiality Agreement, Parent agreed that Parent and its representatives would hold non-public information received from the Company under the Confidentiality Agreement in confidence, except to the extent that disclosure is required in connection with a transaction under applicable securities laws and is consistent with applicable fiduciary duties. A copy of the Confidentiality Agreement is filed as an exhibit to the Schedule 14D-1 and incorporated herein by reference, and the foregoing summary of the Confidentiality Agreement is qualified in its entirety by reference thereto.

Interests of Certain Persons in the Offer and the Merger

               In considering the recommendation of the Company Board, stockholders of the Company should be aware that certain members of the Company Board have certain interests that present actual or potential conflicts of interest in connection with the Offer and the Merger. The Special Committee and the Company Board were aware of these actual or potential conflicts of interest and considered them in connection with such recommendation.

               Employment Agreements

               On December 9, 1997, the Company Board approved the entry into employment agreements with (i) the President of the Company (the "President's Agreement"), (ii) four officers of the Company (the "Executive Agreements") and (iii) eight management employees of the Company (the "Management Agreements") (collectively, the "New Employment Agreements"). Copies of forms of the President's Agreement, the Executive Agreements and the Management Agreements are filed as exhibits to the Schedule 14D-1 and incorporated herein by reference, and the following summary of the New Employment Agreements is qualified in its entirety by reference thereto.

               Under the President's Agreement and the Executive Agreements, the Company would agree to employ Mr. Campbell and each of the parties to the Executive Agreements (the "Executives") in senior management positions with the Company for a term ending on March 8, 2001 (the "President/Executive Contract Employment Period"). Under the Management Agreements, the Company would agree to employ each of the parties to the Management Agreements (the "Managers") for a term ending on March 8, 2000 (the "Management Contract Employment Period" and each of the Management Contract Employment Period and the President/Executive Contract Employment Period being referred to as a "Contract Employment Period").

               The President's Agreement provides that Mr. Campbell shall be paid a minimum annual compensation of $528,000, which may be increased consistent with the annual merit increases granted to other comparably compensated employees of the Company, plus a bonus for 1997 and 1998 in an amount not less than $285,000 and for the years 1999 and 2000 in an amount commensurate with other comparably compensated employees of the Company but not less than 90% of Mr. Campbell's 1998 bonus amount. Each of the Executive Agreements and the Management Agreements also provide for annual compensation amounts that may be increased consistent with the annual merit increases granted to other comparably compensated employees of the Company.

               The Executive Agreements provide for a minimum bonus amount for 1997 and 1998. For the years 1999 and 2000, the Executive Agreements provide for payment to each Executive of a bonus amount commensurate with other comparably compensated employees of the Company but not less than 90% of such Executive's 1998 bonus amount. The Management Agreements provide that each Manager will be entitled to such bonus as the Company Board may award in its discretion.

               Under the terms of the New Employment Agreements, Mr. Campbell, the Executives and the Managers (collectively, the "Employees", or individually, an "Employee") are also entitled to insurance coverage under the Company's group insurance plans and health benefit plans as well as certain other employee benefit plans of the Company. If the Company terminates employment of an Employee Without Cause (as defined in the applicable agreement) or if the Employee voluntarily terminates employment for Good Reason (as defined in the applicable agreement) on or before March 8, 2003, the Company will pay to the Employee an amount in cash (the "Termination Payment") equal to such Employee's base annual compensation (the sum of base annual salary at the highest rate in effect during the year of the termination plus the applicable bonus compensation) multiplied by the number of years (including fractions of years) remaining in the applicable Contract Employment Period, but such amount shall not be less than one year of base annual compensation. The Company shall also pay all legal fees and expenses incurred as a result of enforcing any right or benefit provided in the New Employment Agreements as well as up to $30,000 for outplacement services to assist in finding new employment. Additionally, the Company shall maintain insurance for the Employees and their dependents for a period of time after termination of employment. Any unvested options granted prior to February 28, 1998 shall immediately vest upon such termination. All unvested stock awards granted prior to February 28, 1998, in such circumstances, will continue to vest in accordance with their normal vesting schedule through June 30, 2001 under the President's Agreement and the Executive Agreements (or June 30, 2000, in the case of the Management Agreements) if the termination date occurs before March 8, 2000 (or March 8, 1999 in the case of the Management Agreements). If, under such circumstances, the termination date occurs on or after March 8, 2000 under the President's Agreement and the Executive Agreements (or on or after March 8, 1999 in the case of the Management Agreements), such stock awards will continue to vest in accordance with their normal vesting schedule until the last day of the end of the fifteenth month following the Employee's termination date. Such stock awards which have not vested in accordance with their terms at the end of the above relevant periods are forfeited to the Company.

               If an Employee is terminated Without Cause or leaves for Good Reason prior to March 31, 1999, and if, in addition, any payment received from the Company would be deemed an "excess parachute payment" under the applicable provisions of the Internal Revenue Code (the "Code"), the Employee will receive, in addition to any Termination Payment, an amount sufficient to offset the additional taxes imposed on the Employee by reason of such payments received from the Company being deemed an "excess parachute payment." Other than as described in the preceding sentence, if any payment received from the Company under the New Employment Agreements would be deemed an "excess parachute payment" under applicable provisions of the Code, the amount received under the New Employment Agreements will be reduced to the largest amount which is below the threshold for the imposition of the excise tax on the Employee and the disallowance of the deduction to the Company of such payments under the Code.

               The New Employment Agreements contain a non-competition provision which would prohibit an Employee from engaging in any Business Activities (as defined in the New Employment Agreements) in a geographic area in which, or with a customer to whom, the products or services of the Company have been distributed or provided during the period commencing two years prior to the date of the New Employment Agreements. The restrictions continue until the last vesting date to which an Employee is entitled to stock awards as described above.

               Beneficial Ownership of the Shares

               Schedules I, II and III of this Offer to Purchase set forth information concerning beneficial ownership of the Shares as of December 10, 1997 by each of the directors and executive officers of the Company, Parent and Purchaser and Masco Corporation, respectively.

               Parent has been informed that Mr. Manoogian intends to tender all Shares beneficially owned by him pursuant to the Offer. The Company has been advised that all of its directors and executive officers intend to tender or cause the tender of substantially all of their Shares pursuant to the Offer.

               Related Party Transactions

               Effective October 1, 1988, the Company acquired various businesses and cash from Parent in exchange for securities of the Company. In a related transaction, Masco Corporation, which prior to such acquisition had an equity ownership interest in the Company, purchased for cash additional Shares. The Company became a public corporation in February 1989 when approximately 28% of the then outstanding Shares was distributed by Masco Corporation to its stockholders as a special dividend. As part of these transactions, the Company entered into certain agreements with Masco Corporation and Parent, which are described below. As of December 15, 1997, Masco Corporation and Parent owned approximately 3.83% and 36.76%, respectively, of the outstanding Shares.

               Under an Assumption and Indemnification Agreement, the Company assumed, and agreed to indemnify Parent against, all of the liabilities and obligations of the Parent's businesses that the Company acquired, including claims and litigation resulting from events which occurred prior to October 1, 1988, but excluding certain income tax and other specified liabilities.

               Under a Corporate Services Agreement, Masco Corporation provides the Company and its subsidiaries with use of Masco Corporation's data processing equipment and services, certain research and development services, corporate administrative staff and other support services in return for the Company's payment of an annual base service fee of .8% of its consolidated annual net sales, subject to certain adjustments. This agreement also provides for various license rights and the confidential treatment of certain information which may arise from Masco Corporation's performance of research and development services on behalf of the Company. The Company paid Masco Corporation $3.3 million for 1996 under the Corporate Services Agreement, which is terminable by the Company at any time upon at least 90 days notice and by Masco Corporation at the end of any calendar year upon at least 180 days notice.

               The Company, Masco Corporation and Parent have entered into a Corporate Opportunities Agreement to address potential conflicts of interest with respect to future business opportunities. This agreement materially restricts the Company's ability to enter into businesses in which Masco Corporation or Parent are engaged without their respective consents. This agreement will continue in effect until at least two years after the termination of the Corporate Services Agreement and thereafter will be renewed automatically for one-year periods, subject to termination by any party at least 90 days prior to any such scheduled renewal date.

               Under a Stock Repurchase Agreement, which expires in December 1998, Masco Corporation and Parent have the right to sell to the Company, at approximate fair market value, Shares following the occurrence of certain events that would result in an increase in their respective ownership
percentage of the then outstanding Shares.   Such events include repurchases
of Shares initiated by the Company or any of its subsidiaries, and reacquisitions of Shares through forfeitures of Shares previously awarded by the Company pursuant to its employee stock incentive plans. In each case, the Company has control over the amount of Shares it would ultimately acquire, including Shares subject to repurchase under the Stock Repurchase Agreement. The aforementioned rights expire 30 days from the date notice of an event is given by the Company and neither Masco Corporation nor Parent have ever exercised their right to sell Shares to the Company.

               The Company acquired several businesses from Masco Corporation in 1990. As part of the transaction, Masco Corporation agreed to indemnify the Company against certain liabilities of the acquired business. In 1993, the Company purchased a business from Parent for a purchase price of $60 million plus an additional future payment contingent upon the future level of profitability of the acquired business. The Company made this contingent payment, which was approximately $7 million, to Parent during 1997. As part of the transaction, Parent agreed to indemnify the Company against certain liabilities of the acquired business.

               Subject to certain conditions, and upon request, the Company has agreed to file registration statements under the federal securities laws to permit the sale in public offerings of the Shares held by Masco Corporation and Parent.

               The Company participates with Masco Corporation and Parent in a number of national purchasing programs which enable each of them to obtain favorable terms from certain of their service and product suppliers. From time to time, sales of products and services and other transactions may occur among the Company, Masco Corporation and Parent. During 1996, as a result of such sales and transactions, the Company paid approximately $0.4 million to Parent, and Masco Corporation and Parent paid approximately $1 million and $4
million, respectively, to the Company.   Ownership of securities and various
other relationships and incentive arrangements may result in conflicts of interest in the Company's dealings with Masco Corporation, Parent and others. Masco Corporation is the largest stockholder of Parent and may be deemed to be a controlling person. Three of the six Directors of the Company are persons affiliated with Masco Corporation and Parent. Mr. Manoogian, who beneficially owns 4.36% of the Shares and is the Company's Chairman of the Board, is also the Chairman of the Board and Chief Executive Officer of both Masco Corporation and Parent. Messrs. Gargaro and Morgan, who are Directors of the Company, are also Directors of Parent. Mr. Morgan is a Director of Masco Corporation, and Mr. Gargaro is the Secretary of Parent and the Vice President
and Secretary of Masco Corporation.   Certain officers and other key employees
of the Company receive benefits based upon the value of the common stock of Masco Corporation, Parent and the Company under incentive compensation plans established by Masco Corporation and Parent. Such benefits include options to purchase and long-term restricted stock incentive awards of common stock of Masco Corporation and Parent under plans comparable to the Company's plans.

               Management of Parent After the Merger

               After the Merger, it is expected that Mr. Manoogian, who is currently Chairman and Chief Executive Officer of Parent and Chairman of the Company, will serve as Chairman of the combined company, Mr. Hennessey, who is currently Executive Vice President of Masco Corporation, will become Vice Chairman and Chief Executive Officer of the combined company, Mr. Gardner, who is currently President of Parent, will become Co-Chief Operating Officer of the combined company, Mr. Campbell, who is currently President of the Company, will become Co-Chief Operating Officer of the combined company and Mr. Wadhams, who is currently a Vice President of Parent, will become Senior Vice President and Chief Financial Officer of the combined company.

               Fees of the Special Committee

               As of the date of this Offer to Purchase, Mr. Stern and Mr. Amster, the two members of the Special Committee, each has earned a fee in the aggregate amount of $72,000 as compensation for his service on the Special Committee.

               Aggregate Annual Compensation of the Executive Officers of the Company

               As of the date of this Offer to Purchase, the aggregate annual base salary of the executive officers of the Company was $1,060,500. The aggregate expected bonus payment to be made to the executive officers of the Company for fiscal year 1997 is approximately $506,000.


                               THE TENDER OFFER

Terms of the Offer

               Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn as permitted by "The Tender Offer--Withdrawal Rights." The term "Expiration Date" means 12:00 midnight, New York City time, on Friday, January 16, 1998, unless and until Purchaser, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

               Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any of the conditions specified in "The Tender Offer--Certain Conditions of the Offer," by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares. See "The Tender Offer--Withdrawal Rights."

               Subject to the applicable regulations of the Commission, Purchaser also expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, (i) to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for, any Shares, pending receipt of any regulatory approval specified in "The Tender Offer--Certain Legal Matters," (ii) to terminate the Offer and not accept for payment any Shares upon the occurrence of any of the conditions specified in "The Tender Offer--Certain Conditions of the Offer" and (iii) to waive any condition, or otherwise amend the Offer in any respect, by giving oral or written notice of such delay, termination, waiver or amendment to the
Depositary and by making a public announcement thereof.   Purchaser
acknowledges that (i) Rule 14e-1(c) under the 1934 Act requires Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of this paragraph), any Shares upon the occurrence of any of the conditions specified in "The Tender Offer--Certain Conditions of the Offer" without extending the period of time during which the Offer is open.

               The Merger Agreement provides that Purchaser will have the right to extend the Offer (for not more than an aggregate of five business days) from time to time without the consent of the Company or the Special Committee. Purchaser has agreed that it will not otherwise, without the prior consent of the Company and the Special Committee, extend the Offer. Notwithstanding the foregoing, Purchaser has agreed in the Merger Agreement that, if on any scheduled expiration date of the Offer any of the conditions to Purchaser's obligations to accept Shares for payment are not satisfied or waived, Purchaser will extend the Offer for at least 60 days after commencement of the Offer until such time as such conditions are satisfied or waived. In addition, the Merger Agreement provides that, if on any scheduled expiration date of the Offer all conditions to the Offer (including the Minimum
Condition) have been satisfied or waived but the sum of (i) the number of Shares tendered (and not withdrawn) pursuant to the Offer plus (ii) the number of Shares held by Parent, its subsidiaries and its Chief Executive Officer and by Masco Corporation that have not been tendered pursuant to the Offer represent less than 90% of the outstanding Shares, on a fully-diluted basis (excluding for this purpose any right to acquire Shares that may not be exercised within 60 days from the applicable date), Purchaser will have the right to extend the Offer without the consent of the Company or the Special Committee (for not more than an aggregate of 10 business days) in order to permit Purchaser to solicit the tender of additional Shares pursuant to the Offer.

               In addition, Purchaser has agreed in the Merger Agreement that, without the prior written consent of the Company and the Special Committee, Purchaser will not waive the Minimum Condition and will not make any change in the Offer which changes the form of consideration to be paid or decreases the price per Share or the number of Shares sought in the Offer or which imposes conditions to the Offer in addition to those set forth in "The Tender Offer--Certain Conditions of the Offer."

               Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the 1934 Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

               If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the 1934 Act.

               Subject to the terms of the Merger Agreement, if, prior to the Expiration Date, Purchaser should decide to decrease the number of Shares being sought or to increase or decrease the consideration being offered in the Offer, such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered will be applicable to all stockholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten business day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

               Consummation of the Offer is conditioned upon satisfaction of the Minimum Condition and the other conditions specified in "--Certain Conditions of the Offer."

               The Company has provided Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

Acceptance for Payment and Payment for Shares

               Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn, promptly after the latest to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions to the Offer set forth in "The Tender Offer-- Certain Conditions of the Offer."

               In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (A) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company or the Philadelphia Depositary Trust Company (each, a "Book-Entry Transfer Facility" and, collectively, the "Book-Entry Transfer Facilities") pursuant to the procedures set forth in "The Tender Offer--Procedures for Accepting the Offer and Tendering Shares," (B) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal and (C) any other documents required under the Letter of Transmittal.

               For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

               If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in "The Tender Offer--Procedures for Accepting the Offer and Tendering Shares," such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

               If, prior to the Expiration Date, Purchaser shall increase the consideration offered to any holders of Shares pursuant to the Offer, such increased consideration shall be paid to all holders of Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

               Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transaction or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

Procedures for Accepting the Offer and Tendering Shares

               In order for a holder of Shares to tender validly Shares pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent's Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

               THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

               Book-Entry Transfer

               The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at a Book-Entry Transfer Facility, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

               Signature Guarantees

               Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Medallion Signature Guarantee Program, or by any other "eligible guarantor institution", as such term is defined in Rule 17Ad-15 under the 1934 Act (each of the foregoing referred to as an "Eligible Institution"), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

               Guaranteed Delivery

               If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder's Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all the following conditions are satisfied:

          (i)  such tender is made by or through an Eligible Institution;

         (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

        (iii) the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

               The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

               In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal.

               Determination of Validity

               All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Subject to the terms of the Merger Agreement, Purchaser also reserves the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

               Other Requirements

               By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after December 17, 1997). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Purchaser will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

               The acceptance for payment by Purchaser of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

               TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT TO CERTAIN STOCKHOLDERS OF THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, EACH SUCH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER OR SOCIAL SECURITY NUMBER OR CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL. IF BACKUP WITHHOLDING APPLIES WITH RESPECT TO A STOCKHOLDER, THE DEPOSITARY IS REQUIRED TO WITHHOLD 31% OF ANY PAYMENTS MADE TO SUCH STOCKHOLDER. SEE INSTRUCTION 9 OF THE LETTER OF TRANSMITTAL.

Withdrawal Rights

               Tenders of the Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after February 15, 1998. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

               For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in "The Tender Offer--Procedures for Accepting the Offer and Tendering Shares," any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

               All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

               Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in "The Tender Offer--Procedures for Accepting the Offer and Tendering Shares."

Certain Federal Income Tax Consequences

               The summary of Federal income tax consequences set forth below is for general information only and is based on Purchaser's understanding of the law as currently in effect. The tax consequences to each stockholder will depend in part upon such stockholder's particular situation. Special tax consequences not described herein may be applicable to particular classes of taxpayers, such as financial institutions, broker-dealers, persons who are not citizens or residents of the United States and stockholders who acquired their Shares through the exercise of an employee stock option or otherwise as compensation. ALL STOCKHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS AND CHANGES IN SUCH TAX LAWS.

               The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for Federal income tax purposes under the Code, and may also be a taxable transaction under applicable state, local or foreign income and other tax laws. Generally, for Federal income tax purposes, a tendering stockholder will recognize gain or loss in an amount equal to the difference between the cash received by the stockholder pursuant to the Offer and the stockholder's adjusted tax basis in the Shares tendered by the stockholder and purchased pursuant to the Offer. For Federal income tax purposes, such gain or loss will be a capital gain or loss if the Shares are a capital asset in the hands of the stockholder. Stockholders are urged to consult with their own tax advisors concerning the treatment of capital gain or loss for Federal income tax purposes (including the possibility of a reduced tax rate on certain capital gains and the limitations on the deductibility of capital loss).

               A stockholder that tenders Shares may be subject to 31% backup withholding unless the stockholder provides its Taxpayer Identification Number ("TIN") and certifies that such number is correct or properly certifies that it is awaiting a TIN, or unless an exemption applies. A stockholder who does not furnish its TIN may be subject to a penalty imposed by the IRS. See "The Tender Offer--Procedures for Accepting the Offer and Tendering Shares."

               If backup withholding applies to a stockholder, the Depositary is required to withhold 31% from payments to such stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the Federal income tax liability of the person subject to the backup withholding; provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder upon filing an appropriate income tax return.

               The receipt of cash by stockholders pursuant to the Merger should result in Federal income tax consequences to such stockholders similar to those described above.

Price Range of Shares; Dividends

               The NYSE is the principal market on which the Shares are traded (under the symbol TMS). The following table indicates the high and low sale prices for Common Stock as reported on the NYSE Composite Tape and Common Stock dividends declared for the periods indicated.

                                          Market Price
                                       -------------------        Dividend
                                       High            Low        Declared
                                      ------         ------       --------
1995
 First Quarter....................    $22.75         $19.63         $0.04
 Second Quarter...................     24.25          20.25          0.05
 Third Quarter....................     25.50          20.00          0.05
 Fourth Quarter...................     22.25          18.38          0.05
                                                                     ----
   Total..........................                                  $0.19
                                                                     ====
1996
 First Quarter....................    $24.38         $16.88         $0.05
 Second Quarter...................     25.50          20.88          0.06
 Third Quarter....................     24.25          19.88          0.06
 Fourth Quarter...................     25.50          22.38          0.06
                                                                     ----
   Total..........................                                  $0.23
                                                                     ====
1997
 First Quarter....................    $24.75         $22.00         $0.06
 Second Quarter...................     31.00          22.75          0.07
 Third Quarter....................     31.56          27.06          0.07
 Fourth Quarter (through
   December 16, 1997).............     34.31          28.38          0.07
                                                                    -----
   Total..........................                                  $0.27
                                                                    =====

               On December 15, 1997 there were approximately 2,500 holders of record of Common Stock and 41,325,118 outstanding Shares.

               On December 10, 1997, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of Common Stock on the NYSE Composite Tape was $30.63 per Share. On December 16, 1997, the last full day of trading before the commencement of the Offer, the closing price of Common Stock on the NYSE Composite Tape was $34.19 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

               The Facilities (as defined herein) will contain a number of financial covenants that may limit the ability of Parent or the Company to pay dividends. See "--Financing of the Offer and the Merger".

Certain Information Concerning the Company

               Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources.

               General

               The Company is a Delaware corporation with its principal offices located at 315 East Eisenhower Parkway, Ann Arbor, Michigan 48108. The Company is primarily engaged in the manufacture of industrial container closures, specialty dispensing and packaging products, pressurized gas cylinders, specialty industrial gaskets, towing systems products, specialty fasteners, specialty products for fiberglass insulation, specialty tapes and precision cutting tools.

               The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of the Company and certain other information are set forth in Schedule I hereto.

               The Company is subject to the informational filing requirements of the 1934 Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the Commission by telephoning 1-800-SEC-0330. The Company's filings are also available to the public on the SEC Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Certain reports and other information concerning the Company may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

               Financial Information

               Set forth below is certain selected financial information relating to the Company which has been excerpted or derived from the audited financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "Form 10-K") and the unaudited financial statements contained in the Company's September 30, 1997 Form 10-Q, which financial statements are attached hereto as Annex D and Annex E, respectively. The financial information that follows is qualified in its entirety by reference to such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth above.

                                                (In Thousands Except Per Share Amounts)
                                     Nine Months       Nine Months
                                   Ended September   Ended September
                                      30, 1997          30, 1996         1996(A)       1995
                                   ---------------   ---------------    ---------   ---------
                                               (unaudited)                          (audited)
Net sales.....................         $515,660          $457,520       $600,230     $553,490
Operating profit..............           88,660            79,680        104,290       98,680
Net Income....................           55,150            46,390         61,360       56,020
Earnings per Share:
 Primary......................             1.37              1.25           1.66         1.51
 Fully diluted................             1.33              1.17           1.55         1.42
Dividends declared per Share..             0.20              0.07           0.23         0.19
At end of period:
 Working capital..............          247,810           210,000        203,440      197,460
 Total assets.................          727,090           672,300        696,670      616,360
 Long-term debt...............           71,630           183,550        187,120      187,200
 Shareholders' equity.........          541,400           378,780        390,450      338,670

----------
(A) Reflects the acquisition of four businesses in 1996.

              The ratio of earnings to fixed charges for the Company's fiscal years 1996 and 1995 was 9.3 and 7.2, respectively. The ratio of earnings to fixed charges for the Company's nine months ended September 30, 1997 and three months ended September 30, 1997 was 17.3 and 18.2, respectively. As of December 31, 1996 and September 30, 1997, the book value of the Company per Share was $10.66 and $13.10, respectively.

Certain Projections

               The Company does not, as a matter of course, make public any forecasts as to its future financial performance. However, in connection with Parent's review of the transactions contemplated by the Offer and the Merger, the Company has provided Parent with certain non-public information concerning the Company and its subsidiaries. Such information included, among other things, the Company's projections of consolidated net revenues, net earnings before interest and taxes ("EBIT") and net income for the Company for the fiscal years 1997 through 2002.

               The information provided to Parent by the Company (the "Projections") discloses, among other things, the following:

                                       (In Thousands)
               Forecast   Forecast   Forecast   Forecast   Forecast   Forecast
               FY 1997    FY 1998    FY 1999    FY 2000    FY 2001    FY 2002
               --------   --------   --------   --------   --------   --------
Net Revenue.   $664,983   $716,480   $767,590   $832,164   $892,106   $954,495
EBIT........    115,006    124,899    139,668    158,477    175,569    193,131
Net Income..     72,461     80,592     91,880    106,047    119,484    133,691

               The Projections reflect the Company's forecast of its consolidated net revenue, EBIT and net income on a stand-alone basis and without reflecting any potential synergies from the acquisition of the Company by Parent and Purchaser.

               The projections were prepared solely for internal use and not with a view to public disclosure or compliance with the published guidelines of the Commission or the American Institute of Certified Public Accountants regarding projections and were not prepared with the assistance of, or reviewed by, independent accountants. Such projections are included by Purchaser in this Offer to Purchase solely because such information was furnished to Parent and Purchaser by the Company. None of Parent, Purchaser, the Company, BT Wolfensohn, Salomon Smith Barney or any other party to whom the projections were provided assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections. The projections were not prepared in accordance with generally accepted accounting principles and were not audited or reviewed by any independent accounting firm, nor did any such firm perform any other services with respect thereto. While presented with numerical specificity, the projections are based on a variety of assumptions relating to the businesses of the Company, industry performance, general business and economic conditions and other matters which are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company's control. These assumptions involve judgments with respect to, among other things, future economic and competitive conditions, inflation rates and future business conditions. Therefore, such projections are inherently imprecise and there can be no assurance that they will prove to be reliable. Also, actual future results may vary materially from those shown in the projections. None of Parent, Purchaser, the Company, BT Wolfensohn or Salomon Smith Barney is under any obligation to or has any intention to update the projections at any future time.

               Purchases of Shares by the Company

               Except as set forth below, the Company has not purchased any Shares since January 1, 1995.

                             Amount of Shares  Range of Prices     Average
                                Purchased           Paid        Purchase Price
                             ----------------  ---------------  --------------

1995
 First Quarter.............            0              --                 --
 Second Quarter............            0              --                 --
 Third Quarter.............       20,000         $21.25-22.00         $21.63
 Fourth Quarter............       30,000         $19.00-21.25         $19.87
1996
 First Quarter.............       42,300         $18.13-22.75         $21.82
 Second Quarter............       58,800         $21.25-25.38         $23.48
 Third Quarter.............       13,100         $22.25-23.38         $23.23
 Fourth Quarter............          300            $23.38            $23.38
1997
 First Quarter.............       57,700         $22.13-23.75         $23.28
 Second Quarter............       10,000            $27.88            $27.88
 Third Quarter.............       19,000         $27.25-28.38         $27.74
 Fourth Quarter (through
    December 16, 1997).....            0              --                 --

Certain Information Concerning Parent and Purchaser

               Parent is a Delaware corporation with its principal offices located at 21001 Van Born Road, Taylor, Michigan 48180. Parent is a leading supplier of metalworked and aftermarket products for the transportation industry.

               Purchaser is a Delaware corporation established on December 4, 1997 and has not carried on any activities other than the execution of the Merger Agreement. Its principal offices are located at 21001 Van Born Road, Taylor, Michigan 48180. Purchaser is a direct wholly owned subsidiary of Parent.

               The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of Parent and Purchaser and certain other information are set forth in Schedule II hereto.

               As of December 15, 1997, Parent beneficially owned 15,191,109 of the 41,325,118 outstanding Shares, representing approximately 36.76% of the Shares then outstanding.

               Except as described in this Offer to Purchase, (i) none of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule II to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

               Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule II to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or call, guarantees of loans, guaranties against loss, guaranties of profits, division of profits or loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, since January 1, 1995, none of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed on Schedule II hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since January 1, 1995, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent, any of the persons listed in Schedule II to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

               Parent is subject to the informational filing requirements of the 1934 Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the Commission by telephoning 1-800-SEC-0330. Parent's filings are also available to the public on the SEC Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Certain reports and other information concerning Parent may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

Certain Information Concerning Masco Corporation

               Masco Corporation is a Delaware corporation with its principal offices located at 21001 Van Born Road, Taylor, Michigan 48180. Masco Corporation is engaged principally in the manufacture, sale and installation of home improvement and building products.

               The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of Masco Corporation and certain other information are set forth in Schedule III hereto.

               As of December 15, 1997, Masco Corporation beneficially owned 1,583,708 of the 41,325,118 outstanding Shares, representing approximately 3.83% of the Shares then outstanding. As of December 15, 1997, Masco Corporation beneficially owned 7,824,690 of the 47,463,616 outstanding shares of Parent common stock, representing approximately 16.49% of the shares of Parent common stock then outstanding.

               Except as described in this Offer to Purchase, (i) none of Masco Corporation nor, to the best knowledge of Masco Corporation, any of the persons listed in Schedule III to this Offer to Purchase or any associate or majority-owned subsidiary of Masco Corporation or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Masco Corporation nor, to the best knowledge of Masco Corporation, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

               Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Masco Corporation nor, to the best knowledge of Masco Corporation, any of the persons listed in Schedule III to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or call, guarantees of loans, guaranties against loss, guaranties of profits, division of profits or loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, since January 1, 1995, none of Masco Corporation nor, to the best knowledge of Masco Corporation, any of the persons listed on Schedule III hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since January 1, 1995, there have been no contacts, negotiations or transactions between Masco Corporation or any of its subsidiaries or, to the best knowledge of Masco Corporation, any of the persons listed in Schedule III to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

               Masco Corporation is subject to the informational filing requirements of the 1934 Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the Commission by telephoning 1-800-SEC-0330. Masco Corporation's filings are also available to the public on the SEC Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Certain reports and other information concerning Masco Corporation may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

Financing of the Offer and the Merger

               The total amount of funds required by Purchaser to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $900,000,000. The Offer and the Merger are not conditioned on obtaining financing. Purchaser expects that it will obtain such funds from capital contributions to Purchaser by Parent. Parent has received a letter (together with the related term sheet, the "Commitment Letter"), dated December 10, 1997, from The First National Bank of Chicago ("FNB"), Bank of America NT&SA ("BOA") and NationsBank, N.A. ("NationsBank") pursuant to which such banks have committed to provide Parent with financing in an aggregate amount of up to $1.3 billion. A copy of the Commitment Letter is filed as an exhibit to the Schedule 14D-1 and incorporated herein by reference, and the following summary of the Commitment Letter (including the related term sheet) is qualified in its entirety by reference thereto.

               The commitments of the lenders, which are several and not joint, will be allocated between a revolving credit facility (the "Revolving Credit Facility") in the amount of $800 million and a tender offer and merger facility (the "Term Loan Facility" and together with the Revolving Credit Facility, the "Facilities") in the amount of $500 million. The proceeds of the Facilities will be used to finance the Offer and the Merger, and the proceeds of the Revolving Credit Facility will also be used to provide funds to Parent and its subsidiaries for general corporate purposes. All borrowings under the Facilities will mature on November 15, 2003. Under the Facilities, FNB will serve as administrative agent and documentation agent, and BOA and NationsBank will serve as co-syndication agents. All or a portion of the Facilities may be syndicated prior to the closing of the financing.

               The Facilities will permit Parent to borrow, at Parent's option, at the base rate, the Eurodollar rate and the Eurocurrency rate plus the margin, if any, applicable to such rate. The applicable margin on Eurodollar and Eurocurrency loans under the Facilities will vary between .225% and 1.000% depending on Parent's total debt to EBITDA ratio; there will be no margin on base rate loans. In addition, Parent will pay a facility fee on the revolving credit commitment, irrespective of usage, that will vary between
 .150% and .250% depending on Parent's total debt to EBITDA ratio. Initial pricing under the Facilities will be at an all-in cost (margin plus facility fee) of 1.125% over the applicable Eurocurrency or Eurodollar rate which will not be reduced to below 1.125% until at least three months after the closing of the financing or below 1.000% until at least six months after the closing of the financing. The Revolving Credit Facility will include a multicurrency subfacility in an amount of $200,000,000, a letter of credit subfacility in an amount of $150,000,000, a swingline facility in an amount of $25,000,000 and a competitive bid facility that will be available to Parent only when its senior debt to EBITDA ratio is less than 3.0 to 1.0. The credit agreement relating to the Facilities will contain customary representations, warranties and covenants, including certain covenants which may limit the ability of Parent or the Company to pay dividends.

               The commitments are contingent upon (a) the execution of the Merger Agreement, (b) the preparation, execution and delivery of a credit agreement and other loan documents that incorporate substantially the terms and conditions of the Commitment Letter, (c) the determination by at least two of the three agents that there is an absence of a Material Adverse Change (as defined below) from that reflected in their respective financial statements as of and for the period ended September 30, 1997; (d) the determination by at least two of the three agents with respect to the initial funding to purchase the Shares pursuant to the Offer that there is an absence of any event, occurrence, development or state of circumstances or facts which has had or has a reasonable probability of having, individually or in the aggregate, a material adverse effect on the Company (a "Company Material Adverse Change"); and (e) the determination by two of the three arrangers that there has been no
(i) general suspension of trading in, or limitation on prices for, securities on the NYSE or in the over-the-counter market, (ii) declaration of a banking moratorium by Federal or New York or Michigan authorities or any general suspension of payments in respect of lenders that regularly participate in the United States market in loans to large corporations, (iii) material limitation by any governmental authority (including a court) that materially affects the extension of credit generally by lenders that regularly participate in the United States market in loans to large corporations, (iv) commencement of a war involving the United States or any commencement of armed hostilities or other national or international calamity involving the United States that has a material adverse effect on bank syndication or financial markets in the United States, or (v) in the case of any of the foregoing occurrences existing on or at the time of the commencement of the Offer, a material acceleration or worsening thereof. For purposes of the Facilities, "Material Adverse Change" means any event, occurrence, development or state of circumstances or facts which has had or has a reasonable probability of having, individually or in the aggregate, a material adverse effect on Parent and its consolidated subsidiaries (including the Company and its consolidated subsidiaries, to the extent owned by Parent, which, with respect to the funding to purchase the Shares acquired pursuant to the Offer, would take into effect the Shares to be purchased) taken as a whole.

               Borrowings under the Facilities to finance the Offer are contingent on satisfaction or waiver of certain conditions, including, without limitation, the following: (a) the satisfaction of the conditions of the Offer described in "The Tender Offer--Certain Conditions of the Offer," (b) the absence of any default or event of default under the Facilities and the nonoccurrence of a Material Adverse Change, (c) the absence of a material adverse effect on the Company, (d) the receipt by the agents of evidence that, after giving effect to the Offer and the Merger, Parent and its subsidiaries will be solvent subsequent to incurring the indebtedness in connection with the Offer and the Merger, will be able to pay their debts as they become due and will not be left with unreasonably small capital, (e) the representations and warranties of the Company contained in the Merger Agreement being true and correct (except for inaccuracies or omissions which do not singly or in the aggregate constitute a material adverse effect on the Company) and (f) there being no material breach under the Merger Agreement.

               Borrowings under the Facilities to finance the Merger are contingent on satisfaction or waiver of certain conditions, including, without limitation, the following: (a) the Merger having become effective in accordance with applicable law and its terms and (b) the absence of any default or event of default under the Facilities and the nonoccurrence of a Material Adverse Change.

               After the Merger, all obligations of Parent under the Facilities will be guaranteed by all present and future domestic direct and indirect significant subsidiaries (within the meaning of Regulation S-X) of Parent (including the Company after the Merger). The guaranty of any such subsidiary will be automatically released upon the sale of such subsidiary by Parent if all cash proceeds of the sale are applied to prepay loans under the Term Loan Facility, or if all such loans have been paid in full, loans under the Revolving Credit Facility. The obligations of Parent under the Facilities will be unsecured except that stock of the Company owned by Parent or Purchaser will be pledged at the time of the initial funding to finance the purchase of the stock of the Company pursuant to the Offer if permissible under Regulation U, or, otherwise, at the time of the Merger. After consummation of the Merger, the pledge of the Company's stock will be released if Parent's implied or actual senior unsecured debt is rated BB+ or equivalent by Standard & Poor's or Moody's or Parent's Senior Debt to EBITDA ratio is less than 2.5 to 1.0.

               Parent anticipates that its obligations under the Facilities will be repaid from a variety of sources, including, without limitation, funds generated internally by Parent and its subsidiaries (including, following the Merger, funds generated by the Company), bank refinancing, proceeds from the potential disposition of non-operating assets and the public or private sale of debt or equity securities. The source and allocation of various methods of repayment will be determined and may be modified by Parent based on market conditions and such other factors as Parent may deem appropriate.

Dividends and Distributions

               On December 10, 1997, the Company Board declared a dividend of $.07 per Share payable on January 7, 1998 to holders of record of Shares on December 29, 1997. Holders of record of the Shares on the record date for such dividend will be entitled to receive such dividend whether or not they tender their Shares pursuant to the Offer, and no adjustment will be made to the Offer Price or to any other terms of the Offer as a result of the payment of such dividend to such stockholders.

               If, subsequent to the date of the Merger Agreement but prior to the Effective Time, the Company changes the number of Shares outstanding as a result of any stock split, stock dividend, recapitalization or similar transaction, then appropriate adjustments shall be made in all amounts payable pursuant to the Merger Agreement, including, without limitation, the Offer Price, the Merger Consideration and any amounts or numbers of units payable pursuant to "Special Factors--The Merger Agreement--Stock Options and Restricted Stock Awards."

Certain Effects of the Offer

               Market for the Shares

               The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

               Stock Quotation

               Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the NYSE. According to the NYSE's published guidelines, the Shares would not be eligible for continued listing if, among other things, the number of Shares publicly held falls below 600,000, the number of beneficial holders of Shares falls below 1,200 (holding at least 100 Shares) or the aggregate market value of such publicly held Shares does not exceed $5,000,000. If, as a result of the purchase of Shares pursuant to the Offer, the Merger or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing, the listing of the Shares might be discontinued and, in such event, the market for the Shares could be adversely affected. In the event the Shares were no longer eligible for listing on the NYSE, quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of such Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the 1934 Act as described below and other factors.

               Exchange Act Registration

               The Shares are currently registered under Section 12(b) of the 1934 Act. Registration of the Shares under the 1934 Act may be terminated upon application of the Company to the Commission if the Shares are not listed on a national securities exchange and held by 300 or more holders of record. Termination of registration of the Shares under the 1934 Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the 1934 Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the 1934 Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the 1934 Act in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the 1934 Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, may be impaired or eliminated. If registration of the Shares under the 1934 Act were terminated, the Shares would no longer be "margin securities" or be eligible for listing on the NYSE. Parent and Purchaser currently intend to seek to cause the Company to terminate the registration of the Shares under the 1934 Act as soon after consummation of the Offer as the requirements for termination of registration are met.

               Margin Regulations

               The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In any event, the Shares will cease to be "margin securities" if registration of the Shares under the 1934 Act is terminated.

               Increased Interest in Net Book Value and Net Earnings of the Company

               If the Offer is consummated, the direct and indirect interest of Parent in the Company's net book value and net earnings will increase in proportion to the number of Shares acquired in the Offer. Following consummation of the Merger, Parent's direct and indirect interest in such items will increase to 100%, and the Company will be a wholly owned subsidiary of Parent. Accordingly, Parent and its subsidiaries will be entitled to all benefits resulting from that interest, including all income generated by the Company's operations, and any future increase in the Company's value and the right to elect all members of the Company Board. Similarly, Parent will also bear the risk of losses generated by the Company's operations and any decrease in the value of the Company after the Merger. Furthermore, after the Merger, pre-Merger stockholders (other than Parent) will not have the opportunity to participate directly in the earnings and growth of the Company and will not face the risk of losses generated by the Company's operations or decline in the value of the Company.

               If all of the outstanding Shares are purchased pursuant to the Offer, Parent's beneficial interest in the net book value (shareholders' equity) at September 30, 1997 and net earnings of the Company for the nine months ended September 30, 1997, as reflected in the Company's September 30, 1997 Form 10-Q, would increase to 100% or $541,400,000 and $55,150,000, respectively.

Certain Conditions of the Offer

               Notwithstanding any other provision of the Offer, Purchaser (x) shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) promulgated under the 1934 Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares, (y) may delay the acceptance for payment of or payment for any Shares or (z) subject to the terms of the Merger Agreement, may terminate or amend the Offer as to any Shares not then paid for if (a) the Minimum Condition shall not have been satisfied, (b) any applicable waiting period under the HSR Act shall not have expired or been terminated or (c) at any time prior to the acceptance for payment of Shares pursuant to the Offer, any of the following conditions exist or shall occur:

          (i) there shall have occurred (a) any general suspension of trading in, or limitation on prices for, securities on the NYSE or in the over-the-counter market, (b) any declaration of a banking moratorium by Federal or New York or Michigan authorities or general suspension of payments in respect of lenders that regularly participate in the United States market in loans to large corporations, (c) any material limitation by any Federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency in the United States that materially affects the extension of credit generally by lenders that regularly participate in the United States market in loans to large corporations, (d) any commencement of a war involving the United States or any commencement of armed hostilities or other national or international calamity involving the United States that has a material adverse effect on bank syndication or financial markets in the United States or (e) in the case of any of the foregoing occurrences existing on or at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

         (ii) there shall be pending any action or proceeding (or any investigation or other inquiry that might result in such an action or proceeding) by any governmental authority or administrative agency before any governmental authority, administrative agency or court of competent jurisdiction, domestic or foreign, or there shall be in effect any judgment, decree or order of any governmental authority, administrative agency or court of competent jurisdiction, or any other legal restraint, (a) preventing or seeking to prevent consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (b) prohibiting or seeking to prohibit or limiting or seeking to limit Parent or Purchaser from exercising any material rights and privileges pertaining to the ownership of the Shares or (c) compelling or seeking to compel any party or any of its subsidiaries to dispose of or hold separate all or any portion of the business or assets of Parent or the Company or any of their respective subsidiaries that is material in relation to the consolidated business or assets of Parent and its subsidiaries or the Company and its subsidiaries, in each case as a result of the Offer, the Merger or the other transactions contemplated by the Merger Agreement; or

        (iii) any event, occurrence, development or state of circumstances or facts which has had or has a reasonable probability of having, individually or in the aggregate, a material adverse effect on the Company; or

         (iv) it shall have been publicly disclosed or Parent shall have otherwise learned that (a) any person or "group" (as defined in Section 13(d)(3) of the 1934 Act) other than Parent and its affiliates shall have acquired beneficial ownership of more than 20% of the Shares, through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 20% of the Shares unless such Shares shall have been tendered pursuant to the Offer and not withdrawn or (b) any person or group shall have entered into a definitive agreement or an agreement in principle with respect to a merger, consolidation or other business combination with the Company; or

          (v) Parent, Purchaser or the Company or their affiliates shall have failed to make any filings with or to obtain any approvals or authorizations from any governmental body, agency, official or authority (other than under the HSR Act) or any applicable waiting period related thereto shall not have expired or been terminated, which filings, approvals or authorizations (or the expiration of such waiting periods) are legally required to be obtained or made by them
     (or to have expired or terminated) prior to the consummation of the Offer and which, if not obtained or made (or expired or terminated) would, individually or in the aggregate, have a reasonable probability of having a material adverse effect on Parent or the Company; or

         (vi) (a) the Company shall have failed to perform in all material respects all of its obligations under the Merger Agreement required to be performed by it at or prior to the time Shares are accepted for payment pursuant to the Offer or (b) except for such inaccuracies or omissions the consequences of which do not singly or in the aggregate constitute a material adverse effect on the Company, the representations and warranties of the Company contained in the Merger Agreement shall not be true in all respects at and as of the time Shares are accepted for payment pursuant to the Offer as if made at and as of such time
     (except as to those representations and warranties which are made as of a specified date, which shall be true and correct as of such date);
     or

        (vii) the Merger Agreement shall have been terminated in accordance with its terms; or

       (viii) the Company Board shall have withdrawn or modified its recommendation of the Offer or the Merger;

               which, in the reasonable judgment of Parent in any such case, and regardless of the circumstances (including any action or omission by Parent) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

Certain Legal Matters

               General

               Except as described in this Section, based on its review of publicly available filings of the Company with the Commission and other publicly available information regarding the Company, neither Parent nor Purchaser is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's acquisitions of Shares (and/or the indirect acquisition of the stock of the Company's subsidiaries) as contemplated herein or of any approval or other action by or with any domestic, foreign, or international government authority or administrative or regulatory agency that would be required for the acquisition of ownership of the Shares (and/or the indirect acquisition of the stock of the Company's subsidiaries) by Purchaser. Should any such approval or other action be required, Parent and Purchaser currently contemplate that such approval or other action will be sought. While, except as otherwise expressly described in this Section, Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be divested if such approvals were not obtained or such other actions were not taken, any of which could cause Purchaser to decline to accept for payment or pay for any Shares tendered. Purchaser's obligations to accept for payment or pay for the Shares tendered pursuant to the Offer is subject to the conditions set forth in this Offer to Purchase, including the conditions referred to above in this paragraph and certain conditions with respect to litigation and governmental action. See "The Tender Offer--Certain Conditions of the Offer."

               Antitrust

               Under the HSR Act, certain transactions (including certain transactions involving the proposed acquisition of in excess of 15%, 25% and 50% of the equity interest of a target corporation) may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. Since consummation of the Offer would result in the ownership by Parent and its subsidiaries of more than 50% of the equity of the Company, the acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements.

               Parent and the Company expect to file the required Notification and Report Forms (the "Forms") with respect to the Offer and the Merger with the Antitrust Division and the FTC as promptly as reasonably practicable after the date hereof. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer will expire on the fifteenth calendar day after the day Parent files its Form. However, prior to such date, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after Parent certifies to the Antitrust Division or the FTC, as the case may be, that it has substantially complied with such request. Thereafter, the waiting period can be extended only by court order.

               A request will be made pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early or will not be extended.

               The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase of Shares pursuant to the Offer by Purchaser, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Parent, the Company or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to Parent relating to the businesses in which Parent, the Company and their respective subsidiaries are engaged, Parent and Purchaser believe that neither the Offer nor the Merger will violate the antitrust laws. Nevertheless, there can be no assurance what the result will be if a challenge is made. See "The Tender Offer-- Certain Conditions of the Offer."

               Federal Republic of Germany. The Company has advised Purchaser that it has interests in certain properties in the Federal Republic of Germany. The Act Against Restraint of Competition of the Federal Republic of Germany (the "GWB Act") provides for notice of certain transactions deemed to be mergers to be filed with the German Cartel Office. Under the GWB Act, the Cartel Office may issue a prohibition order with respect to any direct or substantial effect of the acquisition of Shares pursuant to the Offer if it determines that a market-dominating position in the Federal Republic of Germany would be created or strengthened as a result of the acquisition of Shares pursuant to the Offer. The Cartel Office could order any appropriate remedies designed to eliminate or restrict any anti-competitive effects in the Federal Republic of Germany resulting from such a transaction. Based on information currently available to it, Purchaser believes that it is required to make a filing with the German Cartel Office pursuant to the GWB Act.

               On December 15, 1997, Parent made the required filing under the GWB Act with respect to the Offer with the German Cartel Office. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer will expire at the close of business on January 15, 1997, unless the German Cartel Office grants early termination of the waiting period or requests an extension of the waiting period. If the German Cartel Office requests an extension, the waiting period will expire at the close of business on April 15, 1997, unless the German Cartel Office terminates the waiting period prior to such date. Thereafter, the waiting period can be extended only by court order.

               Environmental

               Under the New Jersey Industrial Site Recovery Act ("ISRA"), with respect to its facilities in New Jersey, the Company will, on or prior to the Effective Time, be required to make certain filings with the New Jersey Department of Environmental Protection.

               State Takeover Laws

               As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the DGCL. Section 203 generally prohibits a corporation which has voting stock traded on a national securities exchange from engaging in certain business combinations, including a merger, sale of substantial assets, loan or substantial issuance of stock, with an interested stockholder (defined as the owner of 15% or more of the corporation's voting stock), or an interested stockholder's affiliates or associates, for a three-year period beginning on the date the interested stockholder acquires 15% or more of the outstanding voting stock of the corporation. The restrictions on business combinations do not apply if prior to such date, the board of directors gives prior approval to the business combination or the transaction in which the 15% ownership level is exceeded. The restrictions of
Section 203 are inapplicable to the Offer and the Merger because (i) Parent has owned its Shares for more than three years and (ii) the Company Board approved the transaction which resulted in Parent becoming an interested stockholder of the Company prior to the date of such transaction and has approved this transaction.

               A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which as a matter of state securities law, make takeovers of corporations meeting certain requirements more difficult. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

               Purchaser has not currently complied with any such state takeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. See "The Tender Offer--Certain Conditions of the Offer."

Certain Litigation

               Parent, the Company and the Company's directors have been named as defendants in five purported class actions, each filed on or about December 11, 1997, purportedly on behalf of the stockholders of the Company in the Chancery Court of Delaware (the "Actions"). The complaints in the Actions allege breach of fiduciary duty on the part of the defendants arising out of execution of the Merger Agreement and seek declaratory and injunctive relief barring defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Offer and the Merger, as well as damages in an unspecified amount. Complaints in two of the five Actions have been served and copies of these complaints are filed as exhibits to the Schedule 14D-1 and incorporated herein by reference, and the foregoing summary of the Actions is qualified in its entirety by reference thereto. Parent and the Company believe that all of the Actions are without merit.

Fees and Expenses

               Except as set forth below, Parent and Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

               Pursuant to the terms of Salomon Smith Barney's engagement, Parent has agreed to pay Salomon Smith Barney for its services as financial advisor and Dealer Manager in connection with the Offer and the Merger an aggregate fee of $4,000,000. Parent has also agreed to reimburse Salomon Smith Barney for its reasonable travel and other out-of-pocket expenses, including those incurred in connection with Salomon Smith Barney's activities as Dealer Manager and the fees and expenses of its legal counsel, and to indemnify Salomon Smith Barney and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Salomon Smith Barney's engagement.

               Parent and Purchaser have retained D.F. King to be the Information Agent and The Bank of New York to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners.

               As compensation for acting as Information Agent in connection with the Offer, D.F. King will be paid a fee of $7,500 and will also be reimbursed for certain out-of-pocket expenses and may be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws. Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary handling and mailing expenses incurred by them in forwarding material to their customers.

               The following is an estimate of fees and expenses to be incurred in connection with the Offer:

Fees and Expenses to Be Paid by Parent:
  Financial Advisor/Dealer Manager....................       $4,060,000
  Legal...............................................          500,000
  Printing............................................           20,000
  Advertising.........................................          125,000
  Filing..............................................          185,000
  Depositary..........................................           25,000
  Information Agent (including mailing)...............           27,500
  Financing...........................................        8,000,000
  Miscellaneous.......................................           50,000
                                                            -----------
            Total.....................................      $12,992,500
                                                            ===========

Fees and Expenses to Be Paid by the Company:
  Financial Advisor to Special Committee..............      $ 4,500,000
  Legal...............................................          400,000
  Special Committee...................................          170,000
  Miscellaneous.......................................           25,000
                                                            -----------
            Total.....................................      $ 5,095,000
                                                            ===========

Miscellaneous

               The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. To the extent Purchaser becomes aware of any state law that would limit the class of offerees in the Offer, subject to the terms of the Merger Agreement, Purchaser will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer. In any jurisdiction the securities, blue sky or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

               NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

               Purchaser has filed with the Commission a Tender Offer Statement on Schedule 14D-1 and a Transaction Statement on Schedule 13E-3, pursuant to Rules 14d-1 and 13e-3, respectively, under the 1934 Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the Commission a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the 1934 Act, setting forth the recommendations of the Company Board and the Special Committee with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from the Commission (but not the regional offices of the Commission) in the manner set forth under "--Certain Information Concerning Parent and Purchaser" above.


December 17, 1997                                  MASCOTECH ACQUISITION, INC.


               Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, Share Certificates and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at its addresses set forth below.

                                  The Depositary for the Offer is:

                                    The Bank of New York

                                            By Facsimile
          By Mail:                (For Eligible Institutions Only):       By Overnight Courier:
Tender & Exchange Department               (215) 815-6213              Tender & Exchange Department
       P.O. Box 11248                                                       101 Barclay Street
    Church Street Station          Confirm Facsimile by Telephone       Receive and Deliver Window
New York, New York 10286-1248              1-800-507-9357                New York, New York 10286

                                              By Hand:
                                    Tender & Exchange Department
                                         101 Barclay Street
                                     Receive and Deliver Window
                                      New York, New York 10286

                                      -------------------------

               Stockholders should contact the Information Agent, the Dealer Manager or their broker, dealer, commercial bank or trust company for assistance concerning the Offer. Additional copies of this Offer to Purchase, the Letter of Transmittal and other related materials may also be obtained from the Information Agent or the Dealer Manager.

                  The Information Agent for the Offer is:

                           D.F. King & Co., Inc.

                              77 Water Street
                          New York, New York 10005
                         Toll Free:  (800) 290-6424

                      Banks and Brokers Call Collect:
                               (212) 269-5550

                    The Dealer Manager for the Offer is:

                            Salomon Smith Barney

                            388 Greenwich Street
                          New York, New York 10013
                               (212) 816-7406



                                 SCHEDULES
                                    AND
                                  ANNEXES



                                                                    SCHEDULE I


                     DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

               The following table sets forth (i) the name, current business or residence address and present principal occupation or employment, (ii) material occupations, positions, offices or employments and business addresses thereof for the past five years and (iii) information as to beneficial ownership of Shares of each director and executive officer of the Company.
Each of the Company's directors and officers is a citizen of the United
States. Except as otherwise indicated, the business address of each director and executive officer of the Company is 315 East Eisenhower Parkway, Ann
Arbor, Michigan 48108. Except as otherwise indicated, each occupation set forth opposite a person's name refers to employment with the Company. Other than Mr. Manoogian, who beneficially owns approximately 4.4% of the outstanding Shares, Mr. Campbell, who beneficially owns approximately 3.4% of the outstanding Shares, and Mr. Stern, who beneficially owns approximately
1.2% of the outstanding Shares, no director or executive officer of the Company beneficially owns more than 1% of the outstanding Shares. Directors of the Company are indicated with an asterisk.


                                                                                                         Beneficial
        Name, Citizenship             Present Principal Occupation or Employment; Material Positions    Ownership of
   and Current Business Address       Held During the Past Five Years and Business Addresses Thereof       Shares
   ----------------------------       --------------------------------------------------------------    ------------
*Herbert S. Amster.................   Chairman, Industrial Technology Institute, a                           22,500
    Industrial Technology Institute   manufacturing research organization.
      2901 Hubbard
      Ann Arbor, Michigan 48106

*Brian P. Campbell.................   President.                                                          1,407,727(1)

Peter C. DeChants..................   Vice President and Treasurer.                                          63,950(2)

*Eugene A. Gargaro, Jr.............   Vice President and Secretary of Masco Corporation since               109,876(3)
                                      1993.  Until 1993, a member in the law firm of
                                      Dykema Gossett PLLC, 400 Renaissance Center,
                                      Detroit, Michigan 48243.

*Richard A. Manoogian..............   Chairman of the Board and Chief Executive Officer of                1,801,852(4)
                                      Masco Corporation and of Parent and Chairman of the
                                      Board of the Company.  Director of First Chicago NBD
                                      Corp. and MSX International, Inc.

William E. Meyers..................   Vice President - Controller.                                           75,096(5)

*John A. Morgan....................   Partner, Morgan Lewis Githens & Ahn, Inc., investment                   8,000
   Morgan Lewis Githens & Ahn, Inc.   bankers.  Director of Allied Digital Technologies
      767 Fifth Avenue, 8th Floor     Corp., Furnishings International Inc., Parent and the
      New York, New York 10153        Company.

Douglas P. Roosa...................   Vice President - Administration since 1996.  Previously                 6,320(6)
                                      employed by Coopers & Lybrand L.L.P., 400
                                      Renaissance Center, Detroit, Michigan 48243.

*Helmut F. Stern...................   President, Arcanum Corporation, a private research and                510,000(7)
      Arcanum Corporation             development company.
      P.O. Box 1482
      Ann Arbor, Michigan 48106


(1) Includes (a) the right to acquire 220,000 Shares upon exercise of stock options, (b) 87,602 unvested restricted stock award Shares, (c) 7,000 Shares held by a trust for which Mr. Campbell serves as trustee and as to which he disclaims beneficial ownership, (d) 224 Shares held by Mr. Campbell's wife as custodian for Mr. Campbell's daughter and by Mr. Campbell's daughter and (e) 26,065 Shares owned by a charitable foundation for which Mr. Campbell serves as a director and as to which Mr. Campbell disclaims beneficial ownership.

(2) Includes the right to acquire 24,000 Shares upon exercise of stock options, and 22,000 unvested restricted stock award Shares.

(3) Includes (a) 40,192 Shares owned by charitable foundations for which Mr. Gargaro serves as director, (b) 11,684 Shares held by trusts for which Mr. Gargaro serves as a trustee and (c) 8,000 Shares held by Mr. Gargaro's wife and children, as to all of which Mr. Gargaro disclaims beneficial ownership.

(4) Includes 33,008 Shares owned by charitable foundations for which Mr. Manoogian serves as a director and as to which he disclaims beneficial ownership.

(5) Includes the right to acquire 15,189 Shares upon exercise of stock options, and 24,465 unvested restricted stock award Shares.

(6) Includes 5,820 unvested restricted stock award Shares.

(7) Includes 10,000 Shares held by Mr. Stern's spouse.


                                                                   SCHEDULE II

                    DIRECTORS AND EXECUTIVE OFFICERS OF
                           PARENT AND PURCHASER

               The following table sets forth (i) the name, current business or residence address and present principal occupation or employment, (ii) material occupations, positions, offices or employments and business addresses thereof for the past five years and (iii) information as to beneficial ownership of Shares of each director and executive officer of Parent and Purchaser. Each of Parent's and Purchaser's directors and officers is a citizen of the United States. Except as otherwise indicated, the business address of each director and executive officer of Parent and Purchaser is 21001 Van Born Road, Taylor, Michigan 48180. Except as otherwise indicated, each occupation set forth opposite a person's name refers to employment with Parent. Other than Mr. Manoogian, who beneficially owns approximately 4.4% of the outstanding Shares, no director or executive officer of Parent or Purchaser beneficially owns more than 1% of the outstanding Shares.
Directors of Parent are indicated with an asterisk.

                                                                                                           Beneficial
         Name, Citizenship               Present Principal Occupation or Employment; Material Positions   Ownership of
    and Current Business Address         Held During the Past Five Years and Business Addresses Thereof     Shares
    ----------------------------         --------------------------------------------------------------   ------------
*Peter A. Dow........................     Private investor.  Until 1993, President, Chief                     10,000(1)
      191 Ridge Road                     Operating Officer and Chairman of the Executive
      Grosse Pointe Farms,               Committee of Campbell-Ewald, advertising firm,
      Michigan 48236                     30400 Van Dyke, Warren, Michigan 48093.  From
                                         1993-95, Vice Chairman of Campbell-Ewald.

*Roger T. Fridholm...................    President of St. Clair Group, Inc., a private investment                  4(2)
      St. Clair Group, Inc.              company.
      15840 Lakeview
      Grosse Pointe, Michigan 48230

Lee M. Gardner.......................    President and Chief Operating Officer.  President and                     0
                                         Director of Purchaser.

*Eugene A. Gargaro, Jr...............    Vice President and Secretary of Masco Corporation                   109,876(3)
                                         since 1993.  Until  1993, a member in the law firm of
                                         Dykema Gossett PLLC, 400 Renaissance Center,
                                         Detroit, Michigan 48243.

*William K. Howenstein...............    Executive Vice President of Thyssen Inc., N.A., and                       0
   Thyssen Inc., N.A.                    President of TMX Division of Thyssen Inc., N.A.
   400 Renaissance Center, Suite 3900    since March 1997.  Until March 1997, President of
   Detroit, Michigan 48243               Copper and Brass Sales, Inc.

*Richard A. Manoogian................    Chairman of the Board and Chief Executive Officer of              1,801,852(4)
                                         Masco Corporation and of Parent and Chairman of
                                         the Board of the Company. Director of First Chicago
                                         NBD Corp. and MSX International, Inc.

*John A. Morgan......................    Partner, Morgan Lewis Githens & Ahn, Inc., investment                 8,000
     Morgan Lewis Githens & Ahn, Inc.    bankers.  Director of Allied Digital Technologies
     767 Fifth Avenue, 8th Floor         Corp., Furnishings International Inc., Parent and the
     New York, New York 10153            Company.

Timothy Wadhams......................    Vice President - Controller and Treasurer.  Vice                     45,484
                                         President - Treasurer and Director of Purchaser.


(1) Includes 3,000 Shares held by a family limited partnership in which Mr. Dow holds a 10% interest.

(2) All Shares attributed to Mr. Fridholm are owned by his wife.

(3) Includes (a) 40,192 Shares owned by a charitable foundation for which Mr. Gargaro serves as director, (b) 11,684 Shares held by trusts for which Mr. Gargaro serves as a trustee and (c) 8,000 Shares held by Mr. Gargaro's wife and children, as to all of which Mr. Gargaro disclaims beneficial ownership.

(4) Includes 33,008 Shares owned by charitable foundations for which Mr. Manoogian serves as a director and as to which he disclaims beneficial ownership.


                                                                  SCHEDULE III

                    DIRECTORS AND EXECUTIVE OFFICERS OF
                             MASCO CORPORATION

               The following table sets forth (i) the name, current business or residence address and present principal occupation or employment, (ii) material occupations, positions, offices or employments and business addresses thereof for the past five years and (iii) information as to beneficial ownership of Shares of each director and executive officer of Masco Corporation. Each of Masco Corporation's directors and officers is a citizen of the United States. Except as otherwise indicated, the business address of each director and executive officer of Masco Corporation is 21001 Van Born Road, Taylor, Michigan 48180. Except as otherwise indicated, each occupation set forth opposite a person's name refers to employment with Masco Corporation. Other than Mr. Manoogian, who beneficially owns approximately 4.4% of the outstanding Shares, no director or executive officer of Masco Corporation beneficially owns more than 1% of the outstanding Shares. Directors of Masco Corporation are indicated with an asterisk.

                                                                                                           Beneficial
         Name, Citizenship               Present Principal Occupation or Employment; Material Positions   Ownership of
    and Current Business Address         Held During the Past Five Years and Business Addresses Thereof       Shares
    ----------------------------         --------------------------------------------------------------   ------------
Dr. Lillian Bauder...................    Vice President - Corporate Affairs since 1996.                            8
                                         Previously, President and Chief Executive Officer of
                                         Cranbrook Educational Community, 1221 N.
                                         Woodward Avenue, Bloomfield Hills, Michigan
                                         48304.

David A. Doran.......................    Vice President - Taxes.                                              57,000

Daniel R. Foley......................    Vice President - Human Resources since 1996.                              0
                                         Previously, Vice President - Human Resources of
                                         Parent from 1994 to 1996; President of Executive
                                         Business Partners, Inc., 3399 Robinwood Drive, Ann
                                         Arbor, Michigan 48103, from 1992 to 1994.  From
                                         1991 to 1992, Vice President - Administration and
                                         General Counsel to Domino's Pizza, Inc., 24 Frank
                                         Lloyd Wright Drive, Ann Arbor, Michigan 48106.

Eugene A. Gargaro....................    Vice President and Secretary since 1993.  Formerly, a               109,876(1)
                                         member of the law firm, Dykema Gossett PLLC, 400
                                         Renaissance Center, Detroit, Michigan 48243.

Frank M. Hennessey...................    Executive Vice President since 1995.  Previously Vice                     0
                                         President - Strategic Planning.

*Joseph L. Hudson, Jr................    Trustee of the Hudson-Webber Foundation.  Chairman                        0
      Hudson-Webber Foundation           of Hudson-Webber Foundation until 1996.  Director
      333 West Fort, Suite 1310          of NBD Bank.
      Detroit, Michigan 48226

*Verne G. Istock.....................    Chairman, President and Chief Executive Officer of                        0
      First Chicago NBD Corporation      First Chicago NBD Corporation since 1994.  Vice
      One First National Plaza           Chairman and director of NBD Bank and its parent,
      Chicago, Illinois 60670            NBD Bancorp, from 1985 until 1994.

Raymond F. Kennedy...................    President and Chief Operating Officer.                               10,000

*Mary Ann Krey.......................    Chairman and Chief Executive Officer of Krey                              0
      Krey Distributing Company          Distributing Company, beverage distribution firm.
      150 Turner Boulevard
      St. Peters, Missouri 63376

John R. Leekley......................    Senior Vice President and General Counsel.                           14,650(2)

*Wayne B. Lyon.......................    Chairman, President and Chief Executive Officer of                  102,668(3)
      Lifestyle Furnishings              LifeStyle Furnishings International Ltd. (since 1996).
        International Ltd.               President and Chief Operating Officer of Masco
      1300 National Highway              Corporation from 1985 until 1996.  Director of
      Thomasville,                       Comerica Incorporated, Furnishings International
      North Carolina 27360               Inc., Payless Cashways, Inc. and Emco Limited.

*Richard A. Manoogian................    Chairman of the Board and Chief Executive Officer of              1,801,852(4)
                                         Masco Corporation and of Parent and Chairman of
                                         the Board of the Company. Director of First Chicago
                                         NBD Corp. and MSX International, Inc.

*John A. Morgan......................    Partner, Morgan Lewis Githens & Ahn, Inc., investment                 8,000
      Morgan Lewis Githens & Ahn, Inc.   bankers.  Director of Allied Digital Technologies
      767 Fifth Avenue, 8th Floor        Corp., Furnishings International Inc., Parent and the
      New York, New York 10153           Company.

Richard G. Mosteller.................    Senior Vice President - Finance.                                          0

Robert B. Rosowski...................    Vice President - Controller and Treasurer.                           20,510

*Arman Simone........................    Retired President of Simone Corporation, commercial                   2,880
      8511 Rogues Road                   builders and developers.
      Warrenton, Virginia 22186

*Peter W. Stroh......................    Chairman of the Board and Chief Executive Officer of                      0
      The Stroh Companies, Inc.          The Stroh Companies, Inc.
      100 River Place
      Detroit, Michigan 48207

Samuel Valenti, III..................    Vice President - Investments.                                        19,200

---------------
(1) Includes (a) 40,192 Shares owned by charitable foundations for which Mr. Gargaro serves as director, (b) 11,684 Shares held by trusts for which Mr. Gargaro serves as a trustee and (c) 8,000 Shares held by Mr. Gargaro's wife and children, as to all of which Mr. Gargaro disclaims beneficial ownership.

(2) All Shares attributed to Mr. Leekley are held by a trust for which Mr. Leekley serves as a trustee. Mr. Leekley disclaims beneficial ownership of all Shares.

(3) Includes (a) 7,184 Shares owned by a foundation for which Mr. Lyon serves as a director, (b) 3,000 Shares held by trusts for which Mr. Lyon serves as a trustee, (c) 800 Shares owned by a trust for the benefit of Mrs. Lyon and (d) 11,684 Shares owned by a trust of which Mrs. Lyon is a trustee, as to all of which Mr. Lyon disclaims beneficial ownership.

(4) Includes 33,008 Shares owned by charitable foundations for which Mr. Manoogian serves as a director and as to which he disclaims beneficial ownership.


                                                                       ANNEX A

                         AGREEMENT AND PLAN OF MERGER

                                  dated as of

                               December 10, 1997

          as amended by Amendment No. 1 dated as of December 15, 1997 among

                              TRIMAS CORPORATION,

                                MASCOTECH, INC.

                                      and

                          MASCOTECH ACQUISITION, INC.



                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
                                   ARTICLE 1
                                   The Offer

Section 1.01.  The Offer.................................................A - 1
Section 1.02.  Company Action............................................A - 2
Section 1.03.  Directors.................................................A - 3

                                   ARTICLE 2
                                  The Merger

Section 2.01.  The Merger................................................A - 3
Section 2.02.  Conversion of Shares......................................A - 4
Section 2.03.  Surrender and Payment.....................................A - 4
Section 2.04.  Dissenting Shares.........................................A - 5
Section 2.05.  Stock Options and Restricted Stock Awards.................A - 5
Section 2.06.  Withholding Rights........................................A - 6
Section 2.07.  Changes in Company Shares.................................A - 6

                                   ARTICLE 3
                           The Surviving Corporation

Section 3.01.  Certificate of Incorporation..............................A - 7
Section 3.02.  Bylaws....................................................A - 7
Section 3.03.  Directors and Officers....................................A - 7

                                   ARTICLE 4
                Representations and Warranties of the Company

Section 4.01.  Corporate Existence and Power.............................A - 7
Section 4.02.  Corporate Authorization...................................A - 7
Section 4.03.  Governmental Authorization................................A - 8
Section 4.04.  Non-Contravention.........................................A - 8
Section 4.05.  Capitalization............................................A - 8
Section 4.06.  Subsidiaries..............................................A - 8
Section 4.07.  SEC Filings...............................................A - 9
Section 4.08.  Financial Statements......................................A - 9
Section 4.09.  Disclosure Documents......................................A - 9
Section 4.10.  Absence of Certain Changes...............................A - 10
Section 4.11.  No Undisclosed Material Liabilities......................A - 11
Section 4.12.  Compliance with Laws and Court Orders....................A - 11
Section 4.13.  Brokers' Fees............................................A - 11

                                   ARTICLE 5
                    Representations and Warranties of Buyer

Section 5.01.  Corporate Existence and Power; Ownership of Company
               Stock....................................................A - 12
Section 5.02.  Corporate Authorization..................................A - 12
Section 5.03.  Governmental Authorization...............................A - 12
Section 5.04.  Non-Contravention........................................A - 12
Section 5.05.  Disclosure Documents.....................................A - 13
Section 5.06.  Brokers' Fees............................................A - 13
Section 5.07.  Financing................................................A - 13

                                   ARTICLE 6
                           Covenants of the Company

Section 6.01.  Conduct of the Company...................................A - 13
Section 6.02.  Stockholder Meeting; Proxy Material......................A - 14
Section 6.03.  Access to Information....................................A - 14
Section 6.04.  No Solicitation..........................................A - 15
Section 6.05.  Notices of Certain Events................................A - 15

                                   ARTICLE 7
                              Covenants of Buyer

Section 7.01.  Obligations of Merger Sub................................A - 16
Section 7.02.  Voting of Shares.........................................A - 16
Section 7.03.  Indemnification and Insurance............................A - 16
Section 7.04.  SEC Filings..............................................A - 16

                                   ARTICLE 8
                           Covenants of the Parties

Section 8.01.  Best Efforts.............................................A - 17
Section 8.02.  Certain Filings..........................................A - 17
Section 8.03.  Public Announcements.....................................A - 17
Section 8.04.  Further Assurances.......................................A - 17
Section 8.05.  Merger Without Meeting of Stockholders...................A - 17

                                   ARTICLE 9
                           Conditions to the Merger

Section 9.01.  Conditions to the Obligations of Each Party..............A - 17

                                  ARTICLE 10
                                  Termination

Section 10.01.  Termination.............................................A - 18
Section 10.02.  Effect of Termination...................................A - 19
Section 10.03.  Certain Fees............................................A - 19

                                  ARTICLE 11
                                 Miscellaneous

Section 11.01.  Notices.................................................A - 20
Section 11.02.  Survival................................................A - 21
Section 11.03.  Amendments; No Waivers..................................A - 21
Section 11.04.  Successors and Assigns..................................A - 21
Section 11.05.  Parties in Interest.....................................A - 21
Section 11.06.  Governing Law...........................................A - 21
Section 11.07.  Jurisdiction............................................A - 22
Section 11.08.  Counterparts; Effectiveness.............................A - 22
Section 11.09.  Entire Agreement........................................A - 22
Section 11.10.  Captions................................................A - 22
Section 11.11.  Severability............................................A - 22
Section 11.12.  Definitions.............................................A - 22


                       AGREEMENT AND PLAN OF MERGER

               AGREEMENT AND PLAN OF MERGER dated as of December 10, 1997 as amended by Amendment No. 1 dated as of December 15, 1997 among TriMas Corporation, a Delaware corporation (the "Company"), MascoTech, Inc., a Delaware corporation ("Buyer"), and MascoTech Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Buyer ("Merger Sub").

               WHEREAS, as of the date hereof Buyer and its subsidiaries own an aggregate of 15,191,109 of the outstanding shares of common stock, $.01 par value per share (the "Shares"), of the Company;

               WHEREAS, Buyer and Merger Sub wish to consummate the transactions contemplated by this Agreement pursuant to which, subject to the terms and conditions set forth in this Agreement, Merger Sub will merge with and into the Company and the Company will become a wholly owned subsidiary of Buyer;

               WHEREAS, the Board of Directors of the Company (at a meeting duly called and held, and acting on the unanimous recommendation of the Oversight Committee of the Board of Directors of the Company comprised entirely of non-management independent directors (the "Company Special Committee")), has unanimously approved this Agreement and the transactions contemplated hereby and has unanimously determined that each of the Offer and the Merger (as defined herein) are fair to, and in the best interests of, the holders of Shares and recommended the acceptance of the Offer and approval and adoption of this Agreement by the stockholders of the Company; and

               WHEREAS, the Board of Directors of Buyer (at a meeting duly called and held, and acting on the unanimous recommendation of a special committee of the Board of Directors of Buyer comprised entirely of non-management independent directors (the "Buyer Oversight Committee")), has unanimously approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger;

               NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties hereto agree as follows:


                                 ARTICLE 1
                                 The Offer

               Section 1.1. The Offer. (a) Provided that nothing shall have occurred that would result in a failure to satisfy any of the conditions set forth in Annex I hereto, Merger Sub shall, as promptly as practicable after the date hereof, but in no event later than five business days following the public announcement of the terms of this Agreement, commence an offer (the "Offer") to purchase any and all of the outstanding Shares at a price of $34.50 per Share, net to the seller in cash. The Offer shall be subject to the condition that there shall be validly tendered (and not withdrawn) in accordance with the terms of the Offer, prior to the expiration date of the Offer, that number of Shares (not including Shares tendered by Buyer, its subsidiaries or its Chief Executive Officer or by Masco Corporation) which represents at least a majority of the outstanding Shares (excluding for purposes of this calculation all Shares owned by Buyer, its subsidiaries and its Chief Executive Officer or by Masco Corporation and all Shares that may not be tendered pursuant to the Offer because they are subject to restrictions under the Company Stock Plans, as defined in Section 2.05(b) herein) (the "Minimum Condition") and to the other conditions set forth in Annex I hereto. Notwithstanding the foregoing, Merger Sub expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms or conditions of the Offer; provided that without the prior written consent of the Company, Merger Sub shall not waive the Minimum Condition and shall not make any change in the Offer which changes the form of consideration to be paid or decreases the price per Share, except as provided in Section 2.07 herein, or the number of Shares sought in the Offer or which imposes conditions to the Offer in addition to those set forth in Annex I. Merger Sub shall have the right to extend the Offer (for not more than an aggregate of five business days (as defined in Rule 14d-1 under the Securities Exchange Act of 1934 (the "1934 Act"))) from time to time without the consent of the Company. In addition to the rights set forth in the two preceding sentences, if on any scheduled expiration date of the Offer all conditions to the Offer shall not have been satisfied or waived, Merger Sub shall extend the Offer from time to time until such conditions have been satisfied or waived; provided that Merger Sub shall have no obligation to extend the Offer beyond the date 60 days after commencement of the Offer. If on any scheduled expiration date of the Offer all conditions to the Offer (including the Minimum Condition) shall have been satisfied but the sum of (i) the number of Shares tendered (and not withdrawn) pursuant to the Offer plus (ii) the number of Shares held by Buyer, its subsidiaries and its Chief Executive Officer and by Masco Corporation that have not been tendered pursuant to the Offer represent less than 90% of the outstanding Shares, on a fully-diluted basis (excluding for this purpose any right to acquire Shares that may not be exercised within 60 days from the applicable date), Merger Sub shall also have the right to extend the Offer from time to time without the consent of the Company (for not more than an aggregate of 10 business days) in order to permit Merger Sub to solicit the tender of additional Shares pursuant to the Offer. Subject to the foregoing and to the terms and conditions of the Offer, Merger Sub agrees to pay, as promptly as reasonably practicable after the expiration of the Offer, for all Shares properly tendered and not withdrawn pursuant to the Offer that Merger Sub is obligated to purchase.

               (b) As soon as practicable on the date of commencement of the Offer, Merger Sub shall file with the Securities and Exchange Commission (the "SEC") a Rule 13E-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") and a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") with respect to the Offer. The Schedule 13E-3 and the
Schedule 14D-1, together with the related offer to purchase and the form of the related letter of transmittal, are hereinafter collectively referred to as the "Offer Documents". Merger Sub and the Company each agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect. Merger Sub agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given an opportunity to review and comment on the Schedule 14D-1 and the Schedule 13E-3 prior to their being filed with the SEC.

               Section 1.2. Company Action. (a) The Company hereby consents to the Offer and represents that its Board of Directors, at a meeting duly called and held and acting on the unanimous recommendation of the Company Special Committee, has (i) unanimously determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to and in the best interest of the Company's stockholders, (ii) unanimously approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, and (iii) unanimously resolved to recommend acceptance of the Offer and approval and adoption of this Agreement and the Merger by its stockholders. The Company further represents that BT Wolfensohn has delivered to the Company Special Committee its written opinion that the consideration to be paid in the Offer and the Merger is fair to the holders of Shares (other than Buyer, its Chief Executive Officer and Masco Corporation) from a financial point of view. The Company has been advised that all of its directors and executive officers intend to tender or cause the tender of substantially all of their Shares pursuant to the Offer. The Company will promptly furnish Buyer with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case true and correct as of the most recent practicable date, and will provide to Buyer such additional information (including, without limitation, updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Buyer may reasonably request in connection with the Offer. Except for such steps as are reasonably necessary to disseminate the Offer Documents and any other documents as are reasonably necessary in connection with the Offer and the other transactions contemplated by this Agreement, Buyer and Merger Sub shall hold in confidence the information contained in any of such lists, labels and files and the additional information referred to in the preceding sentence, will use such information only in connection with the Offer and the Merger and, if this Agreement is terminated, will, upon request, deliver to the Company all such written information and any copies or extracts thereof then in its possession; provided that it is expressly understood that this sentence shall not limit any rights that Buyer or its affiliates may have under applicable law to obtain and use a list of stockholders of the Company or any other information pertaining to the Company.

               (b) As soon as practicable on the day that the Offer is commenced the Company will file with the SEC the Schedule 14D-9 and the
Schedule 13E-3 which shall reflect the recommendations of the Company's Board of Directors referred to above. The Company and Buyer each agree promptly to correct any information provided by it for use in the Schedule 14D-9 and the Schedule 13E-3 if and to the extent that it shall have become false or misleading in any material respect. The Company agrees to take all steps necessary to cause the Schedule 14D-9 and the Schedule 13E-3, as the case may be, as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Buyer and its counsel shall be given an opportunity to review and comment on the Schedule 14D-9 and the Schedule 13E-3 prior to its being filed with the SEC.

               Section 1.3. Directors. Effective upon the acceptance for payment by Buyer of any Shares pursuant to the Offer, Buyer shall be entitled to designate one additional director to serve on the Company's Board of Directors (which shall result in Buyer's designees representing a majority of the Company's Board of Directors). In furtherance thereof, the Company shall take all action necessary to cause Buyer's designee to be appointed to the Company's Board of Directors, including, without limitation, by increasing the number of directors and, if necessary, seeking and accepting the resignation of an incumbent director and will use its commercially reasonable best efforts to cause such director to be approved as a director of the Company by at least two-thirds of the directors of the Company. Effective upon such acceptance for payment, the Company will use its commercially reasonable best efforts to cause persons designated by Buyer to constitute a majority of (A) each committee of such Board (other than the Company Special Committee or any committee of such Board established to take action under this Agreement), (B) each board of directors of each subsidiary of the Company and (C) each committee of each such board (in each case to the extent of the Company's ability to elect such persons). Notwithstanding the foregoing, prior to the Effective Time, the Company shall use its commercially reasonable best efforts to ensure that all of the members of the Board of Directors of the Company and such boards and committees as of the date hereof who are not employees of the Company shall remain members of the Board of Directors and such boards and committees.


                                   ARTICLE 2
                                  The Merger

               Section 2.1. The Merger. (a) At the Effective Time, Merger Sub shall be merged (the "Merger") with and into the Company in accordance with the General Corporation Law of the State of Delaware (the "Delaware Law"), whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation (the "Surviving Corporation").

               (b) The closing (the "Closing") of the Merger shall take place at the offices of Buyer in Taylor, Michigan as promptly as practicable after all conditions to the Merger set forth herein have been satisfied or, to the extent permitted hereunder, waived.

               (c) As soon as practicable following the Closing, the Company and Merger Sub will cause a certificate of merger (the "Certificate of Merger") to be executed and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the Delaware Law (or, if permitted, Section 253 of the Delaware Law) and will make all other filings or recordings required by the Delaware Law in connection with the Merger. The Merger shall become effective on the date and at the time on which the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware (or at such later time as may be agreed in writing by the parties hereto and specified in the Certificate of Merger), and such time is hereinafter referred to as the "Effective Time".

               (d) From and after the Effective Time, the Surviving Corporation shall possess all the rights, assets, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided under the Delaware Law. Without limiting the foregoing, the Surviving Corporation hereby agrees at the Effective Time to assume all obligations of the Company under each of the employment agreements approved by the board of directors of the Company on December 10, 1997 as previously disclosed to Buyer.

               Section 2.2.  Conversion of Shares.  At the Effective Time:

               (a) each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in Section 2.02(b) or as provided in Section 2.4 with respect to Shares as to which appraisal rights have been exercised, be converted into the right to receive $34.50 in cash, without interest (the "Merger Consideration");

               (b) each Share held by the Company as treasury stock or owned by Buyer or any subsidiary of Buyer immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto; and

               (c) each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

               Section 2.3. Surrender and Payment. (a) Prior to the Effective Time, Buyer shall appoint an agent (the "Exchange Agent") reasonably acceptable to the Company for the purpose of exchanging certificates representing Shares for the Merger Consideration. Buyer will make available to the Exchange Agent, as needed, the Merger Consideration to be paid in respect of the Shares. For purposes of determining the Merger Consideration to be made available, Buyer shall assume that no holders of Shares will perfect rights to appraisal of their Shares. Promptly after the Effective Time, Buyer will send, or will cause the Exchange Agent to send, to each holder of Shares at the Effective Time a letter of transmittal for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates representing Shares to the Exchange Agent).

               (b) Each holder of Shares that have been converted into a right to receive the Merger Consideration, upon surrender to the Exchange Agent of a certificate or certificates representing such Shares, together with a properly completed letter of transmittal covering such Shares, will be entitled to receive the Merger Consideration payable in respect of such Shares. Until so surrendered, each such certificate shall, after the Effective Time, represent for all purposes, only the right to receive such Merger Consideration.

               (c) If any portion of the Merger Consideration is to be paid to a person other than the registered holder of the Shares represented by the certificate or certificates surrendered in exchange therefor, it shall be a condition to such payment that the certificate or certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a person other than the registered holder of such Shares or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

               (d) After the Effective Time, there shall be no further registration of transfers of Shares. If, after the Effective Time, certificates representing Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this
Article 2.

               (e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to this Section 2.3 that remains unclaimed by the holders of Shares six months after the Effective Time shall be returned to Buyer, upon demand, and any such holders who have not exchanged their Shares for the Merger Consideration in accordance with this Section prior to that time shall thereafter look only to Buyer for payment of the Merger Consideration in respect of those Shares. Notwithstanding the foregoing, Buyer shall not be liable to any holder of Shares for any amount paid to a public official pursuant to applicable abandoned property laws. Any stockholders of the Company who have not theretofore complied with
Section 2.03(b) shall thereafter look only to the Surviving Corporation for payment of any claim they may have to receive the Merger Consideration, but shall have no greater rights against the Surviving Corporation than may be accorded to general creditors of the Surviving Corporation under the Delaware Law.

               (f) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to this Section 2.3 to pay for Shares for which appraisal rights have been perfected shall be returned to Buyer, upon demand.

               Section 2.4. Dissenting Shares. Notwithstanding Section 2.2, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such Shares in accordance with the Delaware Law shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses its right to appraisal. If after the Effective Time such holder fails to perfect or withdraws or loses its right to appraisal, such Shares shall be treated as if they had been converted as of the Effective Time into a right to receive the Merger Consideration. The Company shall give Buyer prompt notice of any demands received by the Company for appraisal of Shares, and Buyer shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Buyer, make any payment with respect to, or settle or offer to settle, any such demands.

               Section 2.5. Stock Options and Restricted Stock Awards. (a) Immediately prior to the Effective Time, each option to purchase Shares outstanding under any employee stock option or compensation plan or arrangement of the Company, whether or not exercisable, and whether or not vested, shall be canceled, and in consideration thereof, the Surviving Corporation shall pay to the holder of each such option promptly after the Effective Time an amount in cash determined by multiplying (i) the excess, if any, of the amount of the Merger Consideration over the applicable per Share exercise price of such option by (ii) the number of Shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such option in full immediately prior to the Effective Time.

               (b) At the Effective Time, the holder of each Share subject to an Award of Restricted Stock under the Company's 1995 Long Term Stock Incentive Plan or 1988 Restricted Stock Incentive Plan (the "Company Stock Plans"), or any predecessor plan thereto (such Plans and any predecessor plans being hereinafter referred to as a "Plan") as to which the Restricted Period has not lapsed on or prior to the Effective Time (the "Restricted Shares") shall be entitled to receive in exchange for each such Share and in lieu of the consideration referred to in Section 2.02, the number of Buyer Shares (the "Buyer Restricted Shares") equal to the quotient obtained by dividing (i) the Merger Consideration by (ii) the average of the closing sale prices of a Buyer Share as reported on the New York Stock Exchange (the "NYSE") Composite Tape on each of the last twenty trading days ending on the trading day immediately preceding the date on which the Effective Time occurs, provided that, if the aggregate number of Buyer Restricted Shares to be issued under any applicable award is not evenly divisible by the number of dates on which restrictions on such award are scheduled to lapse, the aggregate number of Buyer Restricted Shares to be issued under such award shall be rounded up to the nearest whole number of Shares that is evenly divisible by the number of dates on which restrictions on the applicable award are scheduled to lapse. Such Buyer Restricted Shares shall be subject to all the terms and conditions, including, without limitation, the remaining Restricted Period, as were applicable to the original Restricted Shares pursuant to the applicable Award Agreement under the respective Plan. Capitalized terms used in this paragraph and not otherwise defined in this Agreement shall have the same meanings assigned to such terms in the applicable Plan.

               (c) Immediately prior to the Effective Time, each "Phantom Share" subject to an Award of Phantom Shares under a Phantom Share Award Agreement with the Company as to which the Restricted Period has not lapsed on or prior to the Effective Time shall be canceled, and the Company (or one or more of its subsidiaries) shall issue in exchange for each such Phantom Share an award of phantom shares of Buyer (the "Buyer Phantom Shares") equal to the quotient obtained by dividing (i) the Merger Consideration by (ii) the average of the closing sale prices of a Buyer Share as reported on the NYSE Composite Tape on each of the last twenty trading days ending on the trading day immediately preceding the date on which the Effective Time occurs, provided that, if the aggregate number of Buyer Phantom Shares to be issued under any applicable award is not evenly divisible by the number of dates on which restrictions on such award are scheduled to lapse, the aggregate number of Buyer Phantom Shares to be issued under such award shall be rounded up to the nearest whole number of Shares that is evenly divisible by the number of dates on which restrictions on the applicable award are scheduled to lapse. Such Buyer Phantom Shares shall be subject to all the terms and conditions, including, without limitation, the remaining Restricted Period, as were applicable to the original Award of Phantom Shares pursuant to the applicable Phantom Share Award Agreement. Capitalized terms used in this paragraph and not otherwise defined in this Agreement shall have the same meanings assigned to such terms in the applicable Phantom Share Award Agreement."

               (d) Prior to the Effective Time, each of the Company and Buyer will use its commercially reasonable best efforts to obtain such consents, if any, as may be necessary to give effect to the transactions contemplated by this Section. In addition, prior to the Effective Time, the Company will make any amendments to the terms of such stock option, restricted stock or other compensation plans or arrangements that may be necessary to give effect to the transactions contemplated by this Section to the extent permitted under applicable law and without stockholder or other third party approval. Except as set forth in Section 2.5 of the Company's Disclosure Schedule, the Company represents that neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will cause the acceleration of vesting or lapsing of restrictions with respect to any restricted stock award or phantom share award or other benefit under any restricted stock plan of the Company other than employee stock options that are being treated as provided in Section 2.05(a) above. Except as contemplated by this Section 2.05, the Company will not, after the date hereof, without the written consent of Buyer, amend any outstanding options to purchase Shares (including accelerating the vesting or exercisability of such options) or the terms of grant of any Restricted Shares (including accelerating the schedule for the lapsing of restrictions applicable thereto). Notwithstanding any other provision of this Section, any payment of money or other applicable consideration provided for herein may be withheld in respect of any stock award until necessary consents are obtained.

               Section 2.6. Withholding Rights. The Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any person pursuant to this Article such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by the Surviving Corporation.

               Section 2.7. Changes in Company Shares. If, subsequent to the date of this Agreement but prior to the Effective Time, the Company changes the number of Shares outstanding as a result of any stock split, stock dividend, recapitalization or similar transaction, then appropriate adjustments shall be made in all amounts payable pursuant to this Agreement, including without limitation the cash consideration payable pursuant to the Offer, the Merger Consideration and any amounts or numbers of units payable pursuant to Section 2.05. In addition, if, subsequent to the date of this Agreement but prior to the Effective Time, Buyer changes the number of outstanding Buyer Shares as a result of any stock split, stock dividend, recapitalization or similar transaction, then appropriate adjustments shall be made in all amounts or numbers of units payable pursuant to Section 2.05.


                                   ARTICLE 3
                           The Surviving Corporation

               Section 3.1. Certificate of Incorporation. The certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation from and after the Effective Time until amended in accordance with applicable law.

               Section 3.2. Bylaws. The bylaws of Merger Sub in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

               Section 3.3. Directors and Officers. (a) From and after the Effective Time, the board of directors of the Surviving Corporation shall consist of Eugene A. Gargaro, Jr., Richard A. Manoogian, John A. Morgan and the additional director appointed and approved as provided in Section 1.03 (or, if no such additional director shall have been appointed and approved, such other director of the Company designated by Buyer who shall have been approved as a director of the Company by at least two-thirds of the directors of the Company prior to the Effective Time). Such directors shall serve until successors are duly elected or appointed and qualified in accordance with applicable law.

               (b) From and after the Effective Time, the officers of Merger Sub shall be the officers of the Surviving Corporation. Such officers shall serve until successors are duly elected or appointed and qualified in accordance with applicable law.


                                   ARTICLE 4
                Representations and Warranties of the Company

               The Company represents and warrants to Buyer that, except as disclosed in writing to Buyer in the Company's Disclosure Schedule or in the Company's SEC Filings, as defined in Section 4.07(a) below:

               Section 4.1. Corporate Existence and Power. The Company (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and (ii) has all requisite corporate powers and authority to own, lease and operate its properties and to conduct its business as now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, have a reasonable probability of having a material adverse effect on the Company. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a reasonable probability of having a material adverse effect on the Company.

               Section 4.2. Corporate Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company's corporate powers and, except for any required approval by the Company's stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of the Company.

               Section 4.3. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of the Certificate of Merger in accordance with the Delaware Law; (b) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"); (c) compliance with any applicable requirements of the 1934 Act; (d) compliance with any other applicable securities or takeover laws; (e) filings and approvals under laws of jurisdictions outside of the United States; and (f) compliance with any other filings, approvals or authorizations which, if not obtained, would not, individually or in the aggregate, have a reasonable probability of having a material adverse effect on the Company or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

               Section 4.4. Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (a) contravene or conflict with the certificate of incorporation or bylaws of the Company, (b) assuming compliance with the matters referred to in Section 4.3, and further assuming the accuracy of the representations and warranties of Buyer and Merger Sub and their performance of their covenants and agreements under this Agreement, contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, injunction, order or decree binding upon or applicable to the Company or any of its subsidiaries which would, in any such case, have a reasonable probability of having a material adverse effect on the Company, (c) constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of the Company or any of its subsidiaries or to a loss of any benefit to which the Company or any of its subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization held by the Company or any of its subsidiaries which would, in any such case, have a reasonable probability of having a material adverse effect on the Company or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its subsidiaries which would have a reasonable probability of having a material adverse effect on the Company. "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.

               Section 4.5. Capitalization. The authorized capital stock of the Company consists of 100,000,000 Shares and 5,000,000 shares of preferred stock, $1.00 par value per share. No shares of preferred stock are outstanding. As of November 30, 1997, there were outstanding 41,325,118 Shares (including 854,880 Shares subject to restrictions under the Company Stock Plans) and options to purchase an aggregate of 506,047 Shares at an average exercise price of $9.03 per Share (of which 327,647 were exercisable). All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable. Except as set forth in this Section and except for changes since November 30, 1997 resulting from the exercise of employee stock options outstanding on such date, there are no outstanding (a) shares of capital stock or voting securities of the Company, (b) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (c) options or other rights to acquire from the Company or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company. There are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any securities referred to in clauses (a), (b) or (c) above (collectively referred to as the "Company Securities").

               Section 4.6. Subsidiaries. (a) Each material subsidiary of the Company (which, for purposes of this Agreement, shall mean the companies listed on Section 4.06 of the Company's Disclosure Schedule) is a corporation duly incorporated or an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, as the case may be, has all powers and authority to own, lease and operate its properties and to conduct its business as now being conducted, except where the failure to be so incorporated or organized, existing and in good standing or to have such power and authority would not individually or in the aggregate, have a reasonable probability of having a material adverse effect on the Company. Each subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified and in good standing would not, individually or in the aggregate, have a reasonable probability of having a material adverse effect on the Company.

               (b) All of the outstanding capital stock of, or other voting securities or ownership interests in, each material subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests), other than any restrictions imposed under the Securities Act of 1933 (the "1933 Act") or applicable state law. Except as set forth in this Section or in Section
4.06 of the Company's Disclosure Schedule and except for qualifying shares, there are no outstanding (i) shares of capital stock or other voting securities or ownership interests in any of the Company's material subsidiaries owned by Persons other than the Company or its wholly owned subsidiaries, (ii) securities of the Company or any of its subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any of the Company's material subsidiaries or (iii) options or other rights to acquire from the Company or any of its subsidiaries, or other obligation of the Company or any of its subsidiaries to issue, any capital stock or other voting securities or equity ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or equity ownership interests in, any of the Company's material subsidiaries. There are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any of the securities referred to in clauses (i), (ii) or (iii) above.

               Section 4.7. SEC Filings. (a) The Company has made available to Buyer (i) the Company's annual report on Form 10-K for the fiscal year ended December 31, 1996 ("Company 10-K"), (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended after December 31, 1996, (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company since December 31, 1996 and (iv) all of its other reports, statements, schedules and registration statements filed with the SEC since December 31, 1996 (such documents, collectively, the "Company SEC Filings"). The Company's quarterly report on Form 10-Q for its fiscal quarter ended September 30, 1997 is referred to herein as the "Company 10-Q".

               (b) As of its filing date, each Company SEC Filing filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

               (c) Each such registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act within such period did not, as of the date such statement or amendment became effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

               Section 4.8. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Filings fairly present, in conformity with generally accepted accounting principles ("GAAP") applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements) except that interim financial statements do not contain all the footnote disclosures required by GAAP. For purposes of this Agreement, "Balance Sheet" means the consolidated balance sheet of the Company as of September 30, 1997 set forth in the Company 10-Q and "Balance Sheet Date" means September 30, 1997.

               Section 4.9. Disclosure Documents. (a) Each document required to be filed by the Company with the SEC in connection with the transactions contemplated by this Agreement (the "Company Disclosure Documents"), including, without limitation, the Schedule 14D-9, the Schedule 13E-3 and the proxy or information statement of the Company (the "Company Proxy Statement"), if any, to be filed with the SEC in connection with the Merger, and any amendments or supplements thereto, will, when filed, comply as to form in all material respects with the applicable requirements of the 1934 Act.

               (b) At the time the Company Proxy Statement, if one is required, or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time such stockholders vote on adoption of this Agreement and the Merger, the Company Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. At the time of the filing of any Company Disclosure Document (other than the Company Proxy Statement) or any supplement or amendment thereto and at the time of any distribution thereof, such Company Disclosure Document will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.9(b) will not apply to statements included in or omissions from the Company Disclosure Documents based upon information furnished to the Company in writing by Buyer specifically for use therein.

               (c) The information with respect to the Company or any of its subsidiaries that the Company furnishes to Buyer in writing specifically for use in the Offer Documents will not, at the time of the filing thereof, at the time of any distribution thereof and at the time of consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

               Section 4.10. Absence of Certain Changes. Except as set forth in writing in the Company's Disclosure Schedule, since the Balance Sheet Date and through the date of this Agreement, the business of the Company and its subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been:

               (a) any event, occurrence, development or state of circumstances or facts which has had, or would have a reasonable probability of having, individually or in the aggregate, a material adverse effect on the Company;

               (b) any declaration, setting aside payment of any dividend or other distribution with respect to any shares of capital stock of the Company or its subsidiaries (other than (i) regular quarterly dividends on the Shares at a rate not in excess of $.07 per Share and (ii) dividends and distributions by a direct or indirect wholly owned subsidiary of the Company), or any repurchase, redemption or other acquisition by the Company or any of its subsidiaries of any outstanding shares of capital stock or other equity securities of, or other equity ownership interests in, the Company or any of its subsidiaries;

               (c) any amendment of any material term of any outstanding security of the Company or any of its subsidiaries;

               (d) any incurrence, assumption or guarantee by the Company or any of its subsidiaries of any material indebtedness for borrowed money other than (i) in the ordinary course of business consistent with past practices, (ii) under credit facilities of the Company or any of its subsidiaries as in effect as of the date of this Agreement or (iii) indebtedness of a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company or of the Company to a wholly owned subsidiary of the Company;

               (e) any creation or other incurrence by the Company or any of its subsidiaries of any material Lien on any material asset other than in the ordinary course of business consistent with past practices;

               (f) any making of any material loan, advance or capital contributions to or investment in any person other than loans, advances, capital contributions or investments made (i) in the ordinary course of business consistent with past practices and (ii) by a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company or by the Company to a wholly owned subsidiary of the Company;

               (g) any change in any accounting or tax accounting principle (or the early adoption of a change required under any accounting principle) by the Company or any of its subsidiaries, except for any such change required by reason of a concurrent change in GAAP, Regulation S-X promulgated under the 1934 Act ("Regulation S-X") or applicable law or regulation; or

               (h) any (i) grant of any severance or termination pay to any director or officer of the Company or any president of any of its material subsidiaries, (ii) increase in benefits payable to any director or officer of the Company or any president of any of its material subsidiaries under any existing severance or termination pay policies or employment agreements, (iii) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director or officer of the Company or any president of any of its material subsidiaries or (iv) establishment, adoption or amendment (except as required by applicable law) of any collective bargaining, bonus, profit sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director or officer of the Company or any president of any of its material subsidiaries.

               Section 4.11. No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, which would be required to be reflected, reserved for or disclosed under GAAP in the consolidated financial statements of the Company, other than:

               (a) liabilities or obligations reflected, reserved for or otherwise provided for in the Balance Sheet;

               (b) liabilities or obligations which would not, individually or in the aggregate, have a reasonable probability of having a material adverse effect on the Company;

               (c) liabilities or obligations under this Agreement; and

               (d) liabilities or obligations incurred in the ordinary course of business since September 30, 1997.

               Section 4.12. Compliance with Laws and Court Orders. Except as set forth in the Company SEC Filings prior to the date hereof, the Company and each of its subsidiaries is and has been in compliance with and, to the knowledge of the Company, is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable law, rule regulation, judgment, injunction, order or decree, except for such matters as would not, individually or in the aggregate, have a reasonable probability of having a material adverse effect on the Company.

               Section 4.13. Brokers' Fees. Except for BT Wolfensohn, a copy of whose engagement agreement has been provided to Buyer, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any of its subsidiaries who is entitled to any fee or commission in connection with the transactions contemplated by this Agreement.


                                   ARTICLE 5
                    Representations and Warranties of Buyer

               Buyer represents and warrants to the Company that:

               Section 5.1. Corporate Existence and Power; Ownership of Company Stock. (a) Each of Buyer and Merger Sub (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and (ii) has all requisite corporate powers and authority to own, lease and operate its properties and to conduct its business as now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, have a reasonable probability of having a material adverse effect on Buyer. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement or in connection with arranging any financing required to consummate the transactions contemplated hereby.

               (b) As of the date hereof and immediately prior to the consummation of the Offer, (i) Buyer beneficially owns and will own 15,191,109 Shares, the Chief Executive Officer of Buyer beneficially owns and will own 1,801,852 Shares and Masco Corporation beneficially owns and will own 1,583,708 Shares and (ii) Buyer owns and will own all of the outstanding shares of Merger Sub.

               Section 5.2. Corporate Authorization. The execution, delivery and performance by Buyer and Merger Sub of this Agreement and the consummation by Buyer and Merger Sub of the transactions contemplated hereby are within the corporate powers of Buyer and Merger Sub and have been duly authorized by all necessary corporate action. Buyer hereby represents that its Board of Directors, acting on the unanimous recommendation of the Buyer Oversight Committee, has approved the Agreement and the transactions contemplated hereby, including, without limitation, the Offer and the Merger. This Agreement constitutes a valid and binding agreement of each of Buyer and Merger Sub.

               Section 5.3. Governmental Authorization. The execution, delivery and performance by Buyer and Merger Sub of this Agreement and the consummation by Buyer and Merger Sub of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of the Certificate of Merger in accordance with the Delaware Law; (b) compliance with any applicable requirements of the HSR Act; (c) compliance with any applicable requirements of the 1934 Act; (d) compliance with any other applicable securities or takeover laws; (e) filings and approvals under laws of jurisdictions outside of the United States; and (f) compliance with any other filings, approvals or authorizations which, if not obtained, would not, individually or in the aggregate, have a reasonable probability of having a material adverse effect on Buyer or materially impair the ability of Buyer to consummate the transactions contemplated by this Agreement.

               Section 5.4. Non-Contravention. The execution, delivery and performance by Buyer and Merger Sub of this Agreement and the consummation by Buyer and Merger Sub of the transactions contemplated hereby do not and will not (a) contravene or conflict with the certificate of incorporation or bylaws of Buyer or Merger Sub, (b) assuming compliance with the matters referred to in Section 5.3, and further assuming the accuracy of the representations and warranties of the Company and its performance of its covenants and agreements under this Agreement, contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, injunction, order or decree binding upon Buyer or Merger Sub, which would, in any case, have a reasonable probability of having a material adverse effect on Buyer or Merger Sub or (c) constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation of Buyer or Merger Sub or to a loss of any benefit to which Buyer or Merger Sub is entitled under any agreement, contract or other instrument binding upon Buyer or Merger Sub which would, in any such case, have a reasonable probability of having a material adverse effect on Buyer or Merger Sub.

               Section 5.5. Disclosure Documents. (a) The information with respect to Buyer and its subsidiaries that Buyer furnishes to the Company in writing specifically for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (i) in the case of the Company Proxy Statement, if such statement is needed, at the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time the stockholders vote on adoption of this Agreement and the Merger, and (ii) in the case of any Company Disclosure Document (other than the Company Proxy Statement) or any amendment or supplement thereto, at the time of the filing thereof and at the time of any distribution thereof.

               (b) The Offer Documents, when filed, will comply as to form in all material respects with the applicable requirements of the 1934 Act and will not at the time of the filing thereof, at the time of any distribution thereof or at the time of consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, provided that this representation and warranty will not apply to statements included in or omissions from the Offer Documents based upon information furnished to Buyer or Merger Sub in writing by the Company specifically for use therein.

               Section 5.6. Brokers' Fees. Except for Salomon Smith Barney, whose fees will be paid by Buyer, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer or any of its subsidiaries who is entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

               Section 5.7. Financing. Buyer has received and has delivered to the Company a written financing commitment (the "Financing Commitment") with respect to the transactions contemplated hereby. Buyer and Merger Sub are in compliance with the representations, warranties, terms and conditions set forth in the Financing Commitment and any related documents. At (i) the time of acceptance for payment of Shares pursuant to the Offer and (ii) the Effective Time, Buyer shall have the funds necessary to consummate the Offer and the Merger and the transactions contemplated thereby.


                                   ARTICLE 6
                           Covenants of the Company

               The Company agrees that:

               Section 6.1. Conduct of the Company. From the date hereof until the Effective Time, except as set forth in Section 6.01 of the Company's Disclosure Schedule or as consented to in writing by Buyer, the Company and its subsidiaries shall conduct their business in the ordinary course consistent with past practice and shall use their commercially reasonable best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, from the date hereof until the Effective Time, except as set forth in Section 6.01 of the Company's Disclosure Schedule or as consented to in writing by Buyer:

               (a) the Company will not adopt or propose any change in its certificate of incorporation or bylaws;

               (b) except as set forth in Schedule 6.01(b) the Company will not, and will not permit any of its subsidiaries to, (i) merge or consolidate with any other person if such other person would constitute a "significant subsidiary" of the Company (as defined in Section 1-02 of Regulation S-X) other than mergers between the Company and one or more of its subsidiaries or between one or more subsidiaries of the Company), (ii) acquire a material amount of assets of any other person where, if such assets were held by a separate entity, such entity would be a "significant subsidiary" of the Company or (iii) enter into any merger, consolidation or acquisition transaction the consummation of which would, or would reasonably be expected to, impede, interfere with, prevent or materially delay the Merger;

               (c) except as set forth in Schedule 6.01(c), the Company will not, and will not permit any of its subsidiaries to, sell, lease, license or otherwise dispose of any assets or property that are material to the Company and its subsidiaries taken as a whole except (i) pursuant to existing contracts or commitments and (ii) in the ordinary course of business consistent with past practice;

               (d) the Company will not, and will not permit any of its subsidiaries to, split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than (i) regular quarterly cash dividends on the Shares not in excess of $.07 per Share and (ii) dividends and distributions by a wholly owned subsidiary of the Company, or redeem, repurchase or otherwise acquire any of its securities;

               (e) except for normal changes or increases in the ordinary course of business consistent with past practices and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company and its subsidiaries taken as a whole, the Company will not, and will not permit any of its subsidiaries to (i) adopt or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or employee benefit plan, agreement, trust, plan, fund or other arrangement for the benefit and welfare of any director, officer or employee, (ii) without the consent of a majority of the entire Board of Directors of the Company, increase in any manner the compensation, annual bonus or fringe benefits of any of the individuals who have entered into employment contracts with the Company since September 30, 1997 or (iii) pay any benefit not required by any existing plan or arrangement; and

               (f) the Company will not, and will not permit any of its subsidiaries to, agree or commit to do any of the foregoing.

               Section 6.2.  Stockholder Meeting; Proxy Material.   Unless the
Merger is consummated in accordance with Section 253 of the Delaware Law as contemplated by Section 8.05 herein, and subject to applicable law, the Company shall cause a meeting of its stockholders (the "Company Stockholder Meeting") to be duly called and held as soon as reasonably practicable after consummation of the Offer for the purpose of voting on the approval and adoption of this Agreement and the Merger. The directors of the Company shall, subject to their fiduciary duties as determined by them, acting with the recommendation of the Company Special Committee and after consultation with outside counsel, recommend approval and adoption of this Agreement and the Merger by the Company's stockholders. In connection with such meeting, the Company (a) will promptly prepare and file with the SEC, will use its commercially reasonable best efforts to have cleared by the SEC and will thereafter mail to its stockholders as promptly as practicable the Company Proxy Statement and all other proxy materials for such meeting, (b) will use its commercially reasonable best efforts to obtain the necessary approvals by its stockholders of this Agreement and the transactions contemplated hereby subject to the fiduciary duties under applicable law of the directors of the Company or of the directors constituting the Company Special Committee (as determined by such directors in good faith after consultation with legal counsel) and (c) will otherwise comply with all legal requirements applicable to such meeting. Notwithstanding anything to the contrary in this Agreement, if the Board of Directors of the Company or the Company Special Committee determines, in good faith after consultation with legal counsel in the exercise of its fiduciary duties under applicable law, to withdraw, modify or amend its recommendation in favor of the Merger, such withdrawal, modification or amendment shall not constitute a breach of this Agreement.

               Section 6.3. Access to Information. (a) Other than as provided in Section 6.03 of the Company's Disclosure Schedule, from the date hereof until the Effective Time, the Company will give Buyer, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of the Company and its subsidiaries, will furnish to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request and will instruct the Company's employees, counsel and financial advisors to cooperate with Buyer in its investigation of the business of the Company and its subsidiaries; provided that no investigation pursuant to this Section shall affect any representation or warranty given by the Company to Buyer hereunder.

               (b)  Information obtained by Buyer pursuant to this Section
6.03 shall be subject to the provisions of the confidentiality agreement between the Company and Buyer, dated December 3, 1997 (the "Confidentiality Agreement"), which remains in full force and effect, but shall terminate upon the acceptance for payment of Shares pursuant to the Offer.

               Section 6.4. No Solicitation. Neither the Company nor any of its subsidiaries shall (whether directly or indirectly through advisors, agents or other intermediaries) authorize or permit any of its or their officers, directors, agents, representatives, advisors or subsidiaries to, (i) solicit, initiate or take any action to facilitate the submission of inquiries, proposals or offers from any Third Party (as defined below) relating to (A) any acquisition or purchase of 15% or more of the consolidated assets of the Company and its subsidiaries or of any equity securities of the Company or any of its subsidiaries, (B) any tender offer (including a self tender offer) or exchange offer for equity securities of the Company or any of its subsidiaries, (C) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company, or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of the Company, other than the transactions contemplated by this Agreement, or (D) any other transaction the consummation of which would, or would reasonably be expected to, impede, interfere with, prevent or materially delay the Merger or which would, or would reasonably be expected to, materially dilute the benefits to Buyer of the transactions contemplated hereby (each of (A) through (D), an "Acquisition Proposal"), or agree to or endorse any Acquisition Proposal, or (ii) enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any Third Party any information with respect to its business, properties or assets, or otherwise cooperate in any way with, or knowingly assist or participate in, facilitate or encourage, any effort or attempt by any Third Party to do or seek any of the foregoing; provided that the foregoing shall not prohibit the Company (either directly or indirectly through advisors, agents or other intermediaries), following receipt of a bona fide Acquisition Proposal, from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the 1934 Act or otherwise making disclosure to its stockholders, (ii) failing to make or withdrawing or modifying its recommendation referred to in Section 6.02, (iii) furnishing non-public information with respect to the Company and its subsidiaries to the Third Party who made such Acquisition Proposal pursuant to a customary and reasonable confidentiality agreement and (iv) participating in negotiations regarding such Acquisition Proposal but in each case referred to in the foregoing clauses (i), (ii), (iii) and (iv) only to the extent that the Board of Directors of the Company, acting with the recommendation of the Company Special Committee, shall have determined, after consultation with outside counsel, that there is a reasonable likelihood that such action is required to prevent the Board of Directors of the Company from breaching its fiduciary duties to the stockholders of the Company under applicable law; provided, further, that (A) the Board of Directors of the Company shall not take any of the foregoing actions until reasonable notice of its intent to take such action shall have been given to Buyer, and (B) if the Board of Directors of the Company receives an Acquisition Proposal, then the Company shall promptly inform Buyer of the terms and conditions of such proposal (including the terms and conditions of any amendment to such proposal) and the identity of the person making it. As used in this Agreement, the term "Third Party" means any person or "group," as described in Rule 13d-5(b) promulgated under the 1934 Act, other than Buyer or any of its affiliates (including Merger Sub).

               Section 6.5. Notices of Certain Events. The Company shall promptly notify Buyer of:

               (a) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement;

               (b) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement; and

               (c) any material actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge threatened against, relating to or involving or otherwise affecting the Company or any of its subsidiaries or which relate to the consummation of the transactions contemplated by this Agreement.


                                   ARTICLE 7
                              Covenants of Buyer

               Buyer agrees that:

               Section 7.1. Obligations of Merger Sub. (a) Buyer will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

               (b) Buyer has been informed that Masco Corporation and the Chief Executive Officer of Buyer each intends to tender all Shares beneficially owned by such party pursuant to the Offer. Buyer will notify the Company as soon as reasonably practicable and in any event within one business day after receipt of any indication that Masco Corporation or the Chief Executive Officer of Buyer has modified its or his intentions with respect to tendering Shares pursuant to the Offer.

               Section 7.2. Voting of Shares. Buyer agrees to vote all Shares beneficially owned by it in favor of adoption of this Agreement at the Company Stockholder Meeting.

               Section 7.3. Indemnification and Insurance. Buyer will cause the Surviving Corporation to, and the Surviving Corporation shall, indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the fullest extent permitted under the Company's certificate of incorporation and bylaws in effect on the date hereof. For six years after the Effective Time, Buyer will cause the Surviving Corporation to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy (the "Covered Employees") on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof; provided that in satisfying its obligation under this Section, Buyer shall not be obligated to cause the Surviving Corporation to pay premiums in excess of 200% of the amount per annum the Company paid in its last full fiscal year, which amount has been disclosed to Buyer prior to the date of this Agreement. The provisions of this Section are for the benefit of and may be enforced after the Effective Time by the Covered Employees.

               Section 7.4. SEC Filings. Buyer shall promptly prepare and file with the SEC under the 1933 Act any Registration Statements on Form S-8 as may be necessary to register Buyer Shares underlying the Buyer Restricted Shares and shall use its reasonable best efforts to cause any such Registration Statements on Form S-8 to be declared effective by the SEC as promptly as practicable. Buyer shall promptly take any action required to be taken under foreign or state securities or Blue Sky laws in connection with the issuance of Buyer Restricted Shares.


                                   ARTICLE 8
                           Covenants of the Parties

               The parties hereto agree that:

               Section 8.1.  Best Efforts.  Subject to the terms and
conditions of this Agreement and subject to the fiduciary duties under applicable law of the directors of the Company or of the directors constituting the Company Special Committee (as determined by such directors in good faith after consultation with legal counsel), each party will use its commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement.

               Section 8.2. Certain Filings. The Company and Buyer shall cooperate with one another (a) in connection with the preparation of the Company Disclosure Documents and the Offer Documents, (b) in determining whether any action by or in respect of, or filing with, any governmental body, agency or official, or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (c) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents or the Offer Documents and seeking timely to obtain any such actions, consents, approvals or waivers.

               Section 8.3. Public Announcements. Buyer and the Company will consult with each other before issuing any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

               Section 8.4. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all rights, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with the Merger.

               Section 8.5. Merger Without Meeting of Stockholders. In the event that Buyer, Merger Sub or any other subsidiary of Buyer shall acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, the parties hereto agree, at the request of Buyer, to take all necessary and appropriate action to cause the Merger to be effective as soon as practicable after the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer without a meeting of stockholders of the Company in accordance with Section 253 of the Delaware Law.


                                   ARTICLE 9
                           Conditions to the Merger

               Section 9.1. Conditions to the Obligations of Each Party. The obligations of the Company, Buyer and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:

               (a) Merger Sub shall have purchased Shares pursuant to the Offer;

               (b) if required by the Delaware Law, this Agreement and the Merger shall have been approved and adopted by the stockholders of the Company in accordance with such Law;

               (c) any applicable waiting period under the HSR Act relating to the Merger shall have expired; and

               (d) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger.


                                  ARTICLE 10
                                  Termination

               Section 10.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

               (a) by mutual written consent of the Company (with the approval of the Company Special Committee) and Buyer;

               (b) by either the Company or Buyer, if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining the Company or Buyer from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable;

               (c) by either the Company or Buyer, if Shares have not been accepted for payment pursuant to the Offer on or prior to the date 60 days after commencement of the Offer; provided that (i) neither party will have the right to terminate this Agreement under this Section 10.01(c) during any extension period referred to in the penultimate sentence of Section 1.01(a); and (ii) the right to terminate this Agreement pursuant to this
Section 10.01(c) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement results in the failure of the Offer to be consummated;

               (d) prior to the acceptance for payment of Shares pursuant to the Offer, by the Company, if (i) any of the representations and warranties of Buyer or Merger Sub contained in this Agreement that are qualified as to materiality were untrue or incorrect when made or have since become, and at the time of termination remain, incorrect (except that with respect to representations and warranties which are made as of a specified date, such right of termination shall apply only if such representations or warranties were untrue or incorrect as of such specified date) or any of the representations and warranties of Buyer or Merger Sub that are not so qualified as to materiality were untrue or incorrect in any material respect when made or have since become, and at the time of determination remain, incorrect in any material respect (except that with respect to representations and warranties which are made as of a specified date, such right of termination shall apply only if such representations or warranties were untrue or incorrect in any material respect as of such date), provided that the Company may not terminate this Agreement pursuant to this clause (i) if the Company had knowledge as of the date hereof that the relevant representation or warranty was untrue or incorrect as of that date; or (ii) Buyer or Merger Sub shall have breached or failed to comply in any material respect with any of their respective obligations under this Agreement, provided that if such breach is curable by the breaching party and so long as the breaching party continues to exercise its reasonable best efforts to cure such breach, the Company shall not have the right to terminate the Agreement pursuant to this Section until the date 30 days after notice by the Company to the breaching party of such breach; or

               (e) prior to the acceptance for payment of Shares pursuant to the Offer, by Buyer if (i) any of the representations and warranties of the Company contained in this Agreement that are qualified as to materiality were untrue or incorrect when made or have since become, and at the time of termination remain, incorrect (except that with respect to representations and warranties which are made as of a specified date, such right of termination shall apply only if such representations or warranties were untrue or incorrect as of such specified date) or any of the representations and warranties of the Company that are not so qualified as to materiality were untrue or incorrect in any material respect when made or have since become, and at the time of determination remain, incorrect in any material respect (except that with respect to those representations and warranties which are made as of a specified date, such right of termination shall apply only if such representations or warranties were untrue and incorrect in any material respect as of such date) and the failure of any such representations and warranties to be true and correct would, individually or in the aggregate, have a reasonable probability of having a material adverse effect on the Company or of preventing (or materially delaying) the consummation of the Offer, provided that Buyer may not terminate this Agreement pursuant to this clause (i) if Buyer had knowledge as of the date hereof that the relevant representation or warranty was untrue or incorrect as of that date; (ii) there shall have been a breach of any covenant or agreement on the part of the Company contained in this Agreement which would, individually or in the aggregate, have a reasonable probability of having a material adverse effect on the Company and its subsidiaries taken as a whole or which would, individually or in the aggregate, have a reasonable probability of preventing (or materially delaying) the consummation of the Offer, which shall not have been cured prior to 30 days after notice by the Company to Buyer of such breach; or
(iii) the Board of Directors of the Company (with the approval of the Company Special Committee) shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to Buyer its approval or recommendation of the Offer, this Agreement or the Merger and shall not have reinstated such approval or recommendation within three business days thereof, shall have approved or recommended another offer or transaction, or shall have resolved to effect any of the foregoing.

               The party desiring to terminate this Agreement pursuant to this Section (other than pursuant to Section 10.1(a)) shall give notice of such termination to the other party in accordance with Section 11.1.

               Section 10.2. Effect of Termination. If this Agreement is terminated pursuant to Section 10.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto, except for liability or damages resulting from a willful and material breach by a party of any covenant or agreement contained in this Agreement and except that the agreements contained in this Section 10.2 and Section 10.03 and Article 11 shall survive the termination hereof.

               Section 10.3.  Certain Fees.  (a)  Except as provided in
Section 10.03(b), (c) and (d), all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

               (b) So long as neither the Buyer nor Merger Sub shall have materially breached its representations, warranties or obligations under this Agreement, the Company agrees to pay Buyer a fee in immediately available funds equal to $10 million as provided below if (i) this Agreement is terminated by Buyer pursuant to Section 10.01(e)(iii), (ii) the withdrawal or modification of the recommendation of the Board or Directors of the Company or the Company Special Committee shall be made in connection with or as a result of an Acquisition Proposal by a Third Party and (iii) within 12 months after termination of this Agreement, the Company enters into an agreement to consummate an Acquisition Proposal with any Third Party and such Acquisition Proposal shall subsequently be consummated. Such fee shall be payable upon consummation of such Acquisition Proposal (whether or not the Acquisition Proposal (or the Third Party making the Acquisition Proposal) is the same as the Acquisition Proposal (or the Third Party making the Acquisition Proposal) at the time of the withdrawal or modification of such recommendation).

               (c) So long as neither Buyer nor Merger Sub shall have materially breached its representations, warranties or obligations under this Agreement, the Company agrees to pay Buyer up to $5 million of Buyer's reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by this Agreement promptly, but in no event later than two business days, after Buyer terminates this Agreement pursuant to
Section 10.01(e)(i) or (ii).

               (d) So long as the Company shall not have materially breached its representations, warranties or obligations under this Agreement, Buyer agrees to pay the Company up to $5 million of the Company's reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by this Agreement promptly, but in no event later than two business days, after the Company terminates this Agreement pursuant to Section 10.01(d)(i) or (ii).


                                  ARTICLE 11
                                 Miscellaneous

               Section 11.1. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given,

      if to Buyer or Merger Sub, to:

                 MascoTech, Inc.
                 21001 Van Born Road
                 Taylor, Michigan 48180
                 Attention: David B. Liner, Esq.
                        Vice President and Corporate Counsel
                 Telecopy: (313) 742-6136

      with a copy to:

                 Davis Polk & Wardwell
                 450 Lexington Avenue
                 New York, New York 10017
                 Attention: David W. Ferguson, Esq.
                 Telecopy: (212) 450-4800

      if to the Company, to:

                 TriMas Corporation
                 315 East Eisenhower Parkway
                 Ann Arbor, Michigan 48108
                 Attention: Brian P. Campbell
                        President
                 Telecopy: (313) 747-6565

      with a copy to:

                 Dickinson, Wright, Moon, Van Dusen & Freeman
                 500 Woodward Avenue
                 Detroit, Michigan 48226
                 Attention: Jerome M. Schwartz, Esq.
                 Telecopy: (313) 223-3598

      and a copy to:

                 Helmut F. Stern
                 Arcanum Corporation
                 410 Jackson Plaza
                 Ann Arbor, Michigan 48103
                 Telecopy: (313) 665-6610

or such other address or telecopy number as such party may hereafter specify for the purpose by notice to the other parties hereto. Each such notice, request or other communication shall be effective (a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section and the appropriate telecopy confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section.

               Section 11.2. Survival. The representations, warranties, covenants and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time. Notwithstanding the foregoing, this Section shall not limit any covenant or agreement of the parties hereto, which by its terms contemplates performance after the Effective Time.

               Section 11.3. Amendments; No Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Buyer and Merger Sub or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of this Agreement by the stockholders of the Company, no such amendment or waiver shall, without the further approval of such stockholders, alter or change (i) the amount or kind of consideration to be received in exchange for Shares or (ii) any of the terms or conditions of this Agreement if such alteration or change would adversely affect the holders of Shares.
The approval of the Company Special Committee shall be required for any consent referred to in Section 1.01, any amendment or modification of this Agreement, any extension by the Company of the time for the performance of any obligations or other acts of Buyer or Merger Sub other than as set forth in this Agreement and any waiver of any of the Company's rights under this Agreement.

               (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

               Section 11.4. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto except that Buyer may transfer or assign, in whole or from time to time in part, to one or more of its subsidiaries, the right to purchase shares pursuant to the Offer, but any such transfer or assignment will not relieve Buyer of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

               Section 11.5. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement except for Sections 2.03, 2.05, 7.03 and 7.04 (which are intended to be for the benefit of the persons referred to therein, and may be enforced by such persons).

               Section 11.6. Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of Delaware.

               Section 11.7. Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in any federal court located in the State of Delaware or any Delaware state court, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient form.
Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

               Section 11.8. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

               Section 11.9. Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

               Section 11.10. Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

               Section 11.11. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any parties. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby shall be consummated as originally contemplated to the fullest extent possible.

               Section 11.12.  Definitions.  (a)  For purposes of this
Agreement:

               "affiliate" means, with respect to any person, any other person directly or indirectly controlling, controlled by, or under common control with such person.

               "knowledge" of any person which is not an individual means the actual knowledge of those individuals listed in Section 11.12 of the Company's Disclosure Schedule.

               "material adverse effect" means, when used in connection with Buyer or the Company, a material adverse effect on the business, operations, assets, liabilities, financial condition or results of operations of Buyer and its subsidiaries, taken as a whole, or the Company and its subsidiaries, taken as a whole, as the case may be.

               "officer" means in the case of Buyer and the Company, each executive officer of Buyer or the Company, as applicable, within the meaning of Rule 3b-7 of the 1934 Act.

               "person" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

               "subsidiary" means, with respect to any person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such person.

               "wholly owned subsidiary" means, with respect to the Company, any subsidiary of the Company all of the issued and outstanding voting securities (other than qualifying shares) of which are beneficially owned by the Company or a wholly owned subsidiary of the Company.

               A reference in this Agreement to any statute shall be to such statute as amended from time to time, and to the rules and regulations promulgated thereunder.

               (b) Each of the following terms is defined in the Section set forth opposite such term:

Term                                                 Section
----                                                 -------
1933 Act........................................       4.6
1934 Act........................................       1.01
Acquisition Proposal............................       6.4
affiliate.......................................      11.12
Balance Sheet...................................       4.8
Balance Sheet Date..............................       4.8
Buyer...........................................     Preamble
Buyer Oversight Committee.......................     Preamble
Buyer Phantom Shares............................       2.5
Buyer Restricted Shares.........................       2.5
Certificate of Merger...........................       2.1
Closing.........................................       2.1
Company.........................................     Preamble
Company Disclosure Documents....................       4.9
Company Proxy Statement.........................       4.9
Company SEC Filings.............................       4.7
Company Securities..............................       4.5
Company Special Committee.......................     Preamble
Company Stock Plans.............................       2.5
Company Stockholder Meeting.....................       6.2
Company 10-K....................................       4.7
Company 10-Q....................................       4.7
Confidentiality Agreement.......................       6.3
Covered Employees...............................       7.3
Delaware Law....................................       2.1
Effective Time..................................       2.1
Exchange Agent..................................       2.3
Financing Commitment............................       5.7
GAAP............................................       4.8
group...........................................       6.4
HSR Act.........................................       4.3
knowledge.......................................      11.12
Lien............................................       4.4
material adverse effect.........................      11.12
Merger..........................................       2.1
Merger Consideration............................       2.2
Merger Sub......................................     Preamble
Minimum Condition...............................       1.1
NYSE............................................       2.5
Offer...........................................       1.1
Offer Documents.................................       1.1
officer.........................................      11.12
person..........................................      11.12
Plan............................................       2.5
Regulation S-X..................................       4.10
Restricted Shares...............................       2.5
Schedule 13E-3..................................       1.1
Schedule 14D-1..................................       1.1
SEC.............................................       1.1
Shares..........................................     Preamble
subsidiary......................................      11.12
Surviving Corporation...........................       2.1
Third Party.....................................       6.4
wholly owned subsidiary.........................      11.12


               IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.


                                 TRIMAS CORPORATION


                                 By:      /s/ Peter C. DeChants
                                    --------------------------------------
                                    Name:  Peter C. DeChants
                                    Title: Vice President - Treasurer



                                 MASCOTECH, INC.

                                 By:      /s/ Timothy Wadhams
                                    --------------------------------------
                                    Name:  Timothy Wadhams
                                    Title: Vice President



                                 MASCOTECH ACQUISITION, INC.


                                 By:      /s/ Timothy Wadhams
                                    --------------------------------------
                                    Name:  Timothy Wadhams
                                    Title: Vice President and Treasurer



                                                                       ANNEX I
                                                                    TO ANNEX A

               Notwithstanding any other provision of the Offer, Merger Sub
(x) shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the 1934 Act (relating to Merger Sub's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares, (y) may delay the acceptance for payment of or payment for any Shares or (z) subject to the terms of the Merger Agreement, may terminate or amend the Offer as to any Shares not then paid for if (i) the Minimum Condition shall not have been satisfied, (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated or (iii) at any time prior to the acceptance for payment of Shares pursuant to the Offer, any of the following conditions exist or shall occur:

               (a) there shall have occurred any general suspension of trading in, or limitation on prices for, securities on the NYSE or in the over-the-counter market, any declaration of a banking moratorium by Federal or New York or Michigan authorities or general suspension of payments in respect of lenders that regularly participate in the United States market in loans to large corporations, any material limitation by any Federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency in the United States that materially affects the extension of credit generally by lenders that regularly participate in the United States market in loans to large corporations, any commencement of a war involving the United States or any commencement of armed hostilities or other national or international calamity involving the United States that has a material adverse effect on bank syndication or financial markets in the United States or in the case of any of the foregoing occurrences existing on or at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

               (b) there shall be pending any action or proceeding (or any investigation or other inquiry that might result in such an action or proceeding) by any governmental authority or administrative agency before any governmental authority, administrative agency or court of competent jurisdiction, domestic or foreign, or there shall be in effect any judgment, decree or order of any governmental authority, administrative agency or court of competent jurisdiction, or any other legal restraint, preventing or seeking to prevent consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, prohibiting or seeking to prohibit or limiting or seeking to limit Buyer or Merger Sub from exercising any material rights and privileges pertaining to the ownership of the Shares or compelling or seeking to compel any party or any of its subsidiaries to dispose of or hold separate all or any portion of the business or assets of Buyer or the Company or any of their respective subsidiaries that is material in relation to the consolidated business or assets of Buyer and its subsidiaries or the Company and its subsidiaries, in each case as a result of the Offer, the Merger or the other transactions contemplated by the Merger Agreement; or

               (c) any event, occurrence, development or state of circumstances or facts which has had or has a reasonable probability of having, individually or in the aggregate, a material adverse effect on the Company; or

               (c) it shall have been publicly disclosed or Buyer shall have otherwise learned that any person or "group" (as defined in Section 13(d)(3) of the 1934 Act) other than Buyer and its affiliates shall have acquired beneficial ownership of more than 20% of the Shares, through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 20% of the Shares unless such Shares shall have been tendered pursuant to the Offer and not withdrawn or any person or group shall have entered into a definitive agreement or an agreement in principle with respect to a merger, consolidation or other business combination with the Company; or

               (e) Buyer, Merger Sub or the Company or their affiliates shall have failed to make any filings with or to obtain any approvals or authorizations from any governmental body, agency, official or authority (other than under the HSR Act) or any applicable waiting period related thereto shall not have expired or been terminated, which filings, approvals or authorizations (or the expiration of such waiting periods) are legally required to be obtained or made by them (or to have expired or terminated) prior to the consummation of the Offer and which, if not obtained or made (or expired or terminated) would, individually or in the aggregate, have a reasonable probability of having a material adverse effect on Buyer or the Company;

               (f) the Company shall have failed to perform in all material respects all of its obligations under the Merger Agreement required to be performed by it at or prior to the time Shares are accepted for payment pursuant to the Offer or except for such inaccuracies or omissions the consequences of which do not singly or in the aggregate constitute a material adverse effect on the Company, the representations and warranties of the Company contained in the Merger Agreement shall not be true in all respects at and as of the time Shares are accepted for payment pursuant to the Offer as if made at and as of such time (except as to those representations and warranties which are made as of a specified date, which shall be true and correct as of such date); or

               (g) the Merger Agreement shall have been terminated in accordance with its terms; or

               (g) the Board of Directors of the Company shall have withdrawn or modified its recommendation of the Offer or the Merger;

which, in the reasonable judgment of Buyer in any such case, and regardless of the circumstances (including any action or omission by Buyer) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

                                                                       ANNEX B


                           OPINION OF BT WOLFENSOHN




                                                     December 10, 1997

The Oversight Committee of
The Board of Directors
TriMas Corporation
315 East Eisenhower Parkway
Ann Arbor, MI  48108

Gentlemen:

               BT Wolfensohn has acted as financial advisor to the Oversight Committee of the Board of Directors of TriMas Corporation (the "Company") in connection with the proposed Agreement and Plan of Merger (the "Merger Agreement"), dated December 10, 1997, among the Company, MascoTech, Inc. ("MascoTech") and Merger Sub, Inc., a wholly owned subsidiary of MascoTech ("Merger Sub"), which provides, among other things, for a cash tender offer of common stock, par value $.01 per share, of the Company ("Common Stock") to be followed by a merger of the Merger Sub with and into the Company (the cash tender offer and the merger collectively, the "Transaction"), as a result of which the Company will become a wholly owned subsidiary of MascoTech. As set forth more fully in the Merger Agreement, as a result of the Transaction each share of the Common Stock not owned directly or indirectly by the Company or MascoTech, other than shares as to which dissenters' rights have been perfected, will be purchased for or converted into the right to receive $34.50 in cash (the "Consideration"). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement. We understand that MascoTech, Masco Corporation (MascoTech's largest shareholder), and Mr. Richard A. Manoogian, who is the Chairman of MascoTech and of Masco Corporation, own in the aggregate approximately 45% of the outstanding Common Stock.

               You have requested BT Wolfensohn's opinion, as investment bankers, as to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Common Stock other than MascoTech, Masco Corporation and Mr. Manoogian (the "Public Shareholders").

               In connection with BT Wolfensohn's role as financial advisor to the Oversight Committee, and in arriving at its opinion, BT Wolfensohn has reviewed certain publicly available financial and other information concerning the Company and certain internal analyses and other information furnished to it by the Company. BT Wolfensohn has also held discussions with members of the senior management of the Company regarding the Company's business and prospects. In addition, BT Wolfensohn has (i) reviewed the reported prices and trading activity for the Common Stock, (ii) compared certain financial and stock market information for the

               Company with similar information for certain companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part,
(iv) reviewed the terms of the Merger Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

               BT Wolfensohn has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, BT Wolfensohn has assumed and relied upon the accuracy and completeness of all such information and BT Wolfensohn has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of the Company. With respect to the financial forecasts and projections made available to BT Wolfensohn and used in its analyses, BT Wolfensohn has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. In rendering its opinion, BT Wolfensohn expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. We understand, based on MascoTech's statements, that MascoTech has no interest in any transaction that would result in the sale of Common Stock owned by it, and we were not requested or authorized to solicit, and did not solicit, interest from any party with respect to an acquisition of the outstanding Common Stock, the Company or its constituent businesses. In addition, we have been informed by MascoTech that it has no intention to pursue a sale of the Company after consummating the merger pursuant to the Merger Agreement. BT Wolfensohn's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

               For purposes of rendering its opinion, BT Wolfensohn has assumed that the Transaction will be consummated on the terms and subject to the conditions described in the Merger Agreement and that all conditions to the Transaction will be satisfied without waiver of such conditions.

               This opinion is addressed to, and for the use and benefit of, the Oversight Committee of the Board of Directors of the Company. The Board of Directors of the Company may rely on the opinion as if the same were addressed to it. This opinion is not a recommendation to the Public Shareholders as regards the Transaction or as to whether they should tender their shares or vote for the merger. This opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by the Public Shareholders.

               BT Wolfensohn is engaged in the merger and acquisition and client advisory business of Bankers Trust (together with its affiliates, the "BT Group") and, for legal and regulatory purposes, is a division of BT Alex. Brown Incorporated, a registered broker-dealer and member of the New York Stock Exchange. BT Wolfensohn will be paid a fee for its services as financial advisor to the Oversight Committee in connection with the Transaction, a substantial portion of which is contingent upon consummation of the Transaction. In the ordinary course of business, members of the BT Group may actively trade in the securities and other instruments and obligations of the Company for their own accounts and for the accounts of their customers. Accordingly, the BT Group may at any time hold a long or short position in such securities, instruments and obligations.

               Based upon and subject to the foregoing, it is BT Wolfensohn's opinion as investment bankers that as of the date hereof the Consideration to be received by the Public Shareholders pursuant to the Transaction is fair from a financial point of view.

                                              BT Wolfensohn


                                                                       ANNEX C


               RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL

               In view of the complexity of these provisions of the DGCL, any stockholder who is considering exercising dissenters' rights should consult his or her legal advisor.

               Statutory Appraisal Procedures. The following is a brief summary of the statutory procedures to be followed by a holder of Shares at the Effective Time who does not wish to accept the per Share cash consideration pursuant to the Merger (a "Remaining Stockholder") in order to dissent from the Merger and perfect appraisal rights under Delaware law. THIS SUMMARY IS NOT INTENDED TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTION 262 OF THE DGCL, THE TEXT OF WHICH IS SET FORTH IN THIS ANNEX C HERETO. ANY REMAINING STOCKHOLDER CONSIDERING DEMANDING APPRAISAL IS ADVISED TO CONSULT LEGAL COUNSEL. APPRAISAL RIGHTS WILL NOT BE AVAILABLE
UNLESS AND UNTIL THE MERGER (OR A SIMILAR BUSINESS COMBINATION) IS CONSUMMATED.

               Remaining stockholders of record who desire to exercise their appraisal rights must fully satisfy all of the following conditions. A written demand for appraisal of Shares must be delivered to the Secretary of the Company (x) before the taking of the vote on the approval and adoption of the Merger Agreement if the Merger is not being effected as a "short-form" merger but, rather, is being consummated following approval thereof at a meeting of the Company's stockholders (a "long-form merger") or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the "Notice of Merger") to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a "short-form" merger without a vote or meeting of the Company's stockholders. If the Merger is effected as a "long-form" merger, this written demand for appraisal of Shares must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a "long-form" merger, any stockholder seeking appraisal rights must hold the Shares for which appraisal is sought on the date of the making of the demand, continuously hold such Shares through the Effective Time and otherwise comply with the provisions of Section 262 of the DGCL.

               In the case of both a "short-form" and a "long-form" merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stock certificates. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that in exercising the demand, he is acting as agent for the record owner.

               A record owner, such as a broker, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which the holder is the record owner. In such case the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a "long-form" merger and within 20 days following the mailing of the Notice of Merger in the case of a "short-form" merger.

               Remaining stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Secretary, TriMas Corporation, 315 East Eisenhower Parkway, Ann Arbor, Michigan 48108. The written demand for appraisal should specify the stockholder's name and mailing address, the number of Shares covered by the demand and that the stockholder is thereby demanding appraisal of such Shares. In the case of a "long-form" merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

               In the case of a "long-form" merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 must not vote for the approval and adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the approval and adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to approve the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the approval and adoption of the Merger Agreement), will constitute a waiver of the stockholder's right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

               Regardless of whether the Merger is effected as a "long-form" merger or a "short-form" merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Shares owned by such stockholders, determining the fair value of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

               The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

               Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Shares subject to such demand or to receive payment of dividends or other distributions on such Shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

               At any time within 60 days after the Effective Time, any former holder of Shares shall have the right to withdraw his or her demand for appraisal and to accept the per Share cash consideration pursuant to the Merger. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders' rights to appraisal shall cease and all stockholders shall be entitled to receive the per Share cash consideration pursuant to the Merger.

               Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

               APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER (OR ANY SIMILAR BUSINESS COMBINATION) IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO. STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

General Corporation Law of the State of Delaware

                262.  Appraisal Rights

               (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection
(d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

               (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Sections 252, 254, 257, 258, 263 or 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

                 a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

                 b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

                 c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and
        b. of this paragraph; or

                 d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

               (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

               (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or
     (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)  If the merger or consolidation was approved pursuant to
     Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

               (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

               (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

               (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

               (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

               (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

               (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

               (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

               (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.


                                                                       ANNEX D


     AUDITED FINANCIAL STATEMENTS (AND RELATED NOTES) FOR THE COMPANY
        FOR THE YEARS ENDED DECEMBER 31, 1995 AND DECEMBER 31, 1996

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
and Shareholders of TriMas Corporation:

               We have audited the accompanying consolidated balance sheets of TriMas Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

               We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TriMas Corporation and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


Coopers & Lybrand L.L.P.

Detroit, Michigan
February 11, 1997


                              TRIMAS CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                    For the Years Ended December 31,
                                                            --------------------------------------------------
                                                                1996               1995               1994
                                                            ------------       ------------       ------------
Net sales.............................................      $600,230,000       $553,490,000       $535,480,000
Cost of sales.........................................      (403,380,000)      (371,470,000)      (361,520,000)
Selling, general and administrative expenses..........       (92,560,000)       (83,340,000)       (82,560,000)
                                                            ------------       ------------       ------------
 Operating profit.....................................       104,290,000         98,680,000         91,400,000
Interest expense......................................       (10,810,000)       (13,530,000)       (12,930,000)
Other, net (principally interest income)..............         7,110,000          6,690,000          5,030,000
                                                            ------------       ------------       ------------
 Income before income taxes...........................       100,590,000         91,840,000         83,500,000
Income taxes..........................................        39,230,000         35,820,000         33,400,000
                                                            ------------       ------------       ------------
 Net income...........................................      $ 61,360,000       $ 56,020,000       $ 50,100,000
                                                            ============       ============       ============
Earnings per common share:
 Primary..............................................             $1.66              $1.51              $1.35
                                                                   =====              =====              =====
 Fully diluted........................................             $1.55              $1.42              $1.28
                                                                   =====              =====              =====

The accompanying notes are an integral part of the consolidated financial statements.


                              TRIMAS CORPORATION
                          CONSOLIDATED BALANCE SHEETS

                                                                              December 31,
                                                                     -------------------------------
                                                                         1996               1995
                                                                     ------------       ------------
                                 ASSETS
Current assets:
 Cash and cash equivalents.....................................      $105,890,000        $92,390,000
 Receivables...................................................        80,390,000         71,200,000
 Inventories...................................................        92,210,000         85,490,000
 Other current assets..........................................         4,130,000          2,510,000
                                                                     ------------       ------------
   Total current asset.........................................       282,620,000        251,590,000
Property and equipments........................................       194,540,000        173,700,000
Excess of cost over net assets of acquired companies                  174,710,000        144,860,000
Other assets...................................................        44,800,000         46,210,000
                                                                     ------------       ------------
     Total assets..............................................      $696,670,000       $616,360,000
                                                                     ============       ============
                  LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable..............................................       $33,750,000        $24,390,000
 Other current liabilities.....................................        45,430,000         29,740,000
                                                                     ------------       ------------
   Total current liabilities...................................        79,180,000         54,130,000
Deferred income taxes and other................................        39,920,000         36,360,000
Long-term debt.................................................       187,120,000        187,200,000
                                                                     ------------       ------------
   Total liabilities...........................................       306,220,000        277,690,000
                                                                     ------------       ------------
Shareholders' equity:
 Common stock, $.01 par value, authorized 100 million shares,
   outstanding 36.6 million shares.............................           370,000            370,000
 Paid-in capital...............................................       155,690,000        155,430,000
 Retained earnings.............................................       238,290,000        185,370,000
 Cumulative translation adjustments............................        (3,900,000)        (2,500,000)
                                                                     ------------       ------------
   Total shareholders' equity..................................       390,450,000        338,670,000
                                                                     ------------       ------------
     Total liabilities and shareholders' equity................      $696,670,000       $616,360,000
                                                                     ============       ============

The accompanying notes are an integral part of the consolidated financial statements.


                              TRIMAS CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                       For the Years Ended December 31,
                                                                -------------------------------------------
                                                                   1996              1995            1994
                                                                -----------      -----------      ---------
CASH FROM (USED FOR):
 OPERATIONS:
   Net income............................................       $61,360,000      $56,020,000      $50,100,000
   Adjustments to reconcile net income to net cash
     from operations:
       Depreciation and amortization.....................        22,930,000       21,480,000       20,580,000
       Deferred income taxes.............................         2,100,000        5,560,000        3,210,000
       (Increase) decrease in receivables................        (1,460,000)      (4,670,000)      (7,280,000)
       (Increase) decrease in inventories................        (2,430,000)      (5,930,000)      (2,860,000)
         Increase (decrease) in accounts
          payable and accrued liabilities................         7,320,000       (2,500,000)       5,110,000
       Other, net........................................         1,260,000       (3,710,000)      (1,190,000)
                                                               ------------      -----------     ------------
         Net cash from operations........................        91,080,000       66,250,000       67,670,000
                                                               ------------      -----------     ------------
 INVESTMENTS:
   Capital expenditures..................................       (26,670,000)     (23,470,000)     (24,310,000)
   Acquisitions, net of cash acquired....................       (27,490,000)
                                                               ------------      -----------     ------------
         Net cash from (used for) investments............       (54,160,000)     (23,470,000)     (24,310,000)
                                                               ------------      -----------     ------------
 FINANCING:
   Long-term debt:
     Issuance............................................        27,920,000
     Retirement..........................................       (43,280,000)     (51,470,000)        (330,000)
   Common stock dividends paid...........................        (8,060,000)      (6,590,000)      (5,130,000)
                                                               ------------      -----------     ------------
         Net cash from (used for) financing..............       (23,420,000)     (58,060,000)      (5,460,000)
                                                               ------------      -----------     ------------
CASH AND CASH EQUIVALENTS:
   Increase (decrease) for the year......................        13,500,000      (15,280,000)      37,900,000
   At beginning of the year..............................        92,390,000      107,670,000       69,770,000
                                                               ------------      -----------     ------------
     At end of the year..................................      $105,890,000      $92,390,000     $107,670,000
                                                               ============      ===========     ============

The accompanying notes are an integral part of the consolidated financial statements.

         TRIMAS CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Accounting Policies

    Principles of Consolidation

               The consolidated financial statements include the accounts of TriMas Corporation and its wholly owned subsidiaries (the "Company"). All significant intercompany transactions have been eliminated.

    Estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Affiliates

               As of December 31, 1996, MascoTech, Inc.'s common stock ownership in the Company approximated 41.5 percent, and Masco Corporation's common stock ownership approximated 4.3 percent. The Company has a corporate services agreement with Masco Corporation. Under the terms of the agreement, the Company pays a fee to Masco Corporation for various corporate support staff, administrative services, and research and development services. Such fee equals .8 percent of the Company's net sales, subject to certain adjustments, and totaled $3.3 million, $3.1 million and $3.0 million in 1996, 1995 and 1994.

    Cash and Cash Equivalents

               The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 1996 the Company had $84.8 million invested in prime commercial paper of several United States issuers having the highest rating given by one of the two principal rating agencies.

    Receivables

               Receivables are presented net of an allowance for doubtful accounts of $1.9 million and $1.5 million at December 31, 1996 and 1995.

    Inventories

               Inventories are stated at the lower of cost or net realizable value, with cost determined principally by use of the first-in, first-out method.

    Property and Equipment

               Property and equipment additions, including significant betterments, are recorded at cost. Upon retirement or disposal of property and equipment, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income. Maintenance and repair costs are charged to expense as incurred.

    Depreciation and Amortization

               Depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. Annual depreciation rates are as follows: buildings and land improvements, 2 1/2 to 5 percent, and machinery and equipment, 6 2/3 to 33 1/3 percent. The excess of cost over net assets of acquired companies is being amortized using the straight-line method over the periods estimated to be benefited, not exceeding 40 years. At December 31, 1996 and 1995, accumulated amortization of the excess of cost over net assets of acquired companies and other intangible assets was $36.6 million and $31.3 million. Amortization expense was $5.3 million, $5.0 million and $5.3 million in 1996, 1995 and 1994.

               As of each balance sheet date management assesses whether there has been an impairment in the value of excess of cost over net assets of acquired companies by comparing anticipated undiscounted future cash flows from the related operating activities with the carrying value. The factors considered by management in performing this assessment include current operating results, trends and prospects, as well as the effects of obsolescence, demand, competition and other economic factors. Based on this assessment there was no impairment at December 31, 1996.

    Fair Value of Financial Instruments

               The carrying values of financial instruments classified in the balance sheet as current assets and current liabilities approximate fair values. The fair value of notes receivable, a portion of which is included in both receivables and other assets, based on discounted cash flows using current interest rates, approximates the carrying value of $9.6 million at December 31, 1996.

               The carrying amount of borrowings from banks approximates fair value as the floating rates applicable to this debt generally reflect changes in overall market interest rates. The fair value of the Company's Convertible Subordinated Debentures, based on quoted market prices, was $124.8 million at December 31, 1996 and $112.7 million at December 31, 1995, as compared to the carrying value on such dates of $115.0 million.

    Foreign Currency Translation

               Net assets of the Company's operations outside of the United States are translated into U.S. dollars using current exchange rates with the effects of translation adjustments deferred and included as a separate component of shareholders' equity. Revenues and expenses are translated at the average rates of exchange during the period.

    Earnings per Common Share

               Primary earnings per common share in 1996, 1995 and 1994 were calculated on the basis of 37.0 million weighted average common and common equivalent shares outstanding. Fully diluted earnings per common share in 1996, 1995 and 1994 were calculated on the basis of 42.1 million weighted average common and common equivalent shares outstanding.

2.  Acquisitions

               In June 1996 the Company acquired Queensland Towbars Pty. Ltd. ("Queensland"), in July it acquired The Englass Group Limited ("Englass"), and in the fourth quarter it acquired Heinrich Stolz GmbH ("Stolz") and Beaumont Bolt & Gasket Co. ("Beaumont"), all for an aggregate $54.2 million of cash and assumed liabilities. The acquisitions were accounted for as purchases. The aggregate excess of cost over net assets acquired of $28.8 million is being amortized on a straight-line basis over 40 years. The results of operations of the acquired businesses have been included in the consolidated financial statements from the respective acquisition dates. Additional purchase price amounts, contingent upon the achievement of specified levels of future profitability by certain of the businesses, may be payable in 1997. These payments, if required, will be recorded as additional excess of cost over net assets of acquired companies.

               Englass is a United Kingdom-based supplier of specialty dispensing and packaging products with applications in toiletry, pharmaceutical, veterinary, food and consumer household markets. Stolz, based in Neunkirchen, Germany, manufactures a wide variety of closures for industrial packaging markets. Queensland is Australia's second largest manufacturer of vehicle hitches and towing products. Beaumont, based in Texas, manufactures and distributes specialty metallic and nonmetallic gaskets, and complementary bolts and fasteners used in the refinery, chemical and petrochemical industries.

               On a pro forma, unaudited basis, as if the 1996 acquisitions had all occurred as of January 1, 1995, net sales, net income, primary earnings per common share and fully diluted earnings per common share for 1996 would have been $631.5 million, $63.1 million, $1.71 and $1.59, and net sales, net income, primary earnings per common share and fully diluted earnings per common share for 1995 would have been $592.6 million, $57.6 million, $1.56 and $1.46.

3.  Supplemental Cash Flows Information



                                                                                         (In thousands)
                                                                                 For the Years Ended December 31,
                                                                             ---------------------------------------
                                                                              1996             1995            1994
                                                                             -------         -------         -------
Interest paid.....................................................           $10,610         $13,560         $12,110
                                                                             =======         =======         =======
Income taxes paid.................................................           $33,180         $30,690         $30,440
                                                                             =======         =======         =======
Significant noncash transactions:
 Common stock dividends declared, payable in subsequent
 year.............................................................           $ 2,200         $ 1,830         $ 1,460
                                                                             =======         =======         =======
 Assumption of liabilities as partial consideration for the
  assets of companies acquired....................................           $26,720
                                                                             =======
 Increase in obligation, including accrued interest, to
   former owner, MascoTech, Inc., of business acquired,
   recorded as additional excess of cost over net assets of
   acquired companies.............................................           $ 5,850
                                                                             =======

4.  Inventories

                                       (In thousands)
                                       At December 31,
                                    --------------------
                                      1996         1995
                                    -------      -------
Finished goods...............       $53,380      $47,490
Work in process..............        14,340       14,200
Raw material.................        24,490       23,800
                                    -------      -------
                                    $92,210      $85,490
                                    =======      =======



5.  Property and Equipment

                                                 (In thousands)
                                                At December 31,
                                             ---------------------
                                               1996          1995
                                             -------       -------
Cost:
 Land and land improvements...........      $ 14,010      $ 13,380
 Buildings............................        71,260        65,560
 Machinery and equipment..............       240,960       211,540
                                            --------      --------
                                             326,230       290,480
Less accumulated depreciation.........       131,690       116,780
                                            --------      --------
                                            $194,540      $173,700
                                            ========      ========

               Depreciation expense was $17.7 million, $16.4 million and $15.2 million in 1996, 1995 and 1994.

6.  Other Current Liabilities



                                                                                        (In thousands)
                                                                                        At December 31,
                                                                                     --------------------
                                                                                       1996         1995
                                                                                     --------     -------
Employee wages and benefits...................................................       $18,570      $16,010
Amount due former owner, MascoTech, Inc., of business acquired................         5,850
Current income taxes..........................................................         3,810        1,080
Interest......................................................................         2,710        2,820
Dividends.....................................................................         2,200        1,830
Property taxes................................................................         1,930        1,890
Other.........................................................................        10,360        6,110
                                                                                     -------      -------
                                                                                     $45,430      $29,740
                                                                                    ========      =======

7.  Long-term Debt


                                                             (In thousands)
                                                             At December 31,
                                                         ---------------------
                                                           1996          1995
                                                         -------       -------
Borrowings from banks.............................       $68,030       $72,000
5% Convertible Subordinated Debentures Due 2003...       115,000       115,000
Other.............................................         4,260           410
                                                        --------      --------
                                                         187,290       187,410
Less current maturities...........................           170           210
                                                        --------      --------
                                                        $187,120      $187,200
                                                        ========      ========

               At December 31, 1996 borrowings from banks are owing under the Company's domestic $350.0 million revolving credit facility ($33.0 million), its Pound Sterling20.0 million revolving credit facility in England ($19.3 million), its DM 30.0 million revolving credit facility in Germany ($9.0 million) and other borrowing arrangements in Germany ($6.7 million). At December 31, 1995 borrowings from banks were owing under the domestic facility. The domestic facility permits the Company to borrow under several different interest rate options, while the foreign facilities base interest rates on the London Interbank Offered Rate (LIBOR). At December 31, 1996 the blended interest rate on bank borrowings equaled 5.9 percent. The facilities contain certain restrictive covenants, the most restrictive of which, at December 31, 1996, required $270.1 million of shareholders' equity. The Company had available credit of $341.8 million under its revolving credit facilities at December 31, 1996.

               During February 1997 TriMas called for redemption, on March 21, 1997, its outstanding issue of $115.0 million of 5% Convertible Subordinated Debentures Due 2003. The Debentures are convertible at the option of the holders through March 20, 1997 into shares of Company common stock at a conversion price of $22 5/8 per share. The Company currently plans to use long-term borrowings under its domestic revolving credit facility to redeem the Debentures. The redemption price for the Debentures will be 103.33 percent of the principal amount. Any premium and unamortized debt issuance costs associated with the Debentures redeemed will be recorded as an extraordinary charge, on an after tax basis, in the first quarter of 1997.

8.  Shareholders' Equity

                                                         (In thousands)
                                                                         Cumulative
                                                            Retained     Translation
                            Common Stock  Paid-in Capital   Earnings     Adjustments     Total
                            ------------  ---------------   --------     -----------   -----------
Balance, January 1, 1994.....   $370         $154,190       $91,700       ($1,410)      $244,850
 Net income..................                                50,100                       50,100
 Common stock dividends......                                (5,490)                      (5,490)
 Other.......................                   1,020                         120          1,140
                                ----         --------      --------       -------       --------
Balance, December 31, 1994...    370          155,210       136,310        (1,290)       290,600
 Net income..................                                56,020                       56,020
 Common stock dividends......                                (6,960)                      (6,960)
 Other.......................                     220                      (1,210)          (990)
                                ----         --------      --------       -------       --------
Balance, December 31, 1995...    370          155,430       185,370        (2,500)       338,670
 Net income..................                                61,360                       61,360
 Common stock dividends......                                (8,440)                      (8,440)
 Other.......................                     260                      (1,400)        (1,140)
                                ----         --------      --------       -------       --------
Balance, December 31, 1996...   $370         $155,690      $238,290       ($3,900)      $390,450
                                ====         ========      ========       =======       ========

               On the basis of amounts paid (declared), cash dividends per common share were $.22 ($.23) in 1996, $.18 ($.19) in 1995 and $.14 ($.15)
in 1994.

               Under a Stock Repurchase Agreement which expires in December 1998, Masco Corporation and MascoTech, Inc. have the right to sell to the Company, at approximate fair market value, shares of Company common stock following the occurrence of certain events that would result in an increase in their respective ownership percentage of the then outstanding shares of Company common stock. Such events include repurchases of Company common stock initiated by TriMas or any of its subsidiaries, and reacquisitions of Company common stock through forfeitures of shares previously awarded by the Company pursuant to its employee stock incentive plans. In each case, TriMas has control over the amount of Company common stock it would ultimately acquire, including shares subject to repurchase under the Stock Repurchase Agreement. The aforementioned rights expire 30 days from the date notice of an event is given by TriMas and neither Masco Corporation nor MascoTech, Inc. have ever exercised their right to sell Company common stock to the Company. To the extent these rights have been exercised at any balance sheet date, the Company would reclassify from permanent capital an amount representative of the repurchase obligation.

9.  Stock Options and Awards

The Company's stock incentive plans include the TriMas Corporation 1995 Long Term Stock Incentive Plan, the 1988 Restricted Stock Incentive Plan and the 1988 Stock Option Plan. Company common stock available for grant under these plans includes the 2,000,000 shares initially established under the 1995 plan, plus additional shares resulting from certain reacquisitions of shares by the Company.

               The Company granted long-term incentive awards of Company common stock, net, for 159,071 shares in 1996, 290,588 shares in 1995 and 88,118 shares in 1994, to key employees of the Company. The weighted average fair value per share, on date of grant, of long-term incentive awards granted in 1996 and 1995 was $19.66 and $23.21. Compensation expense recorded in 1996, 1995 and 1994 related to long-term incentive awards was $2.2 million, $1.6 million and $1.2 million. The unamortized costs of incentive awards, aggregating $14.0 million at December 31, 1996, are being amortized over the ten year vesting periods.

               Fixed stock options are granted to key employees of the Company and have a maximum term of ten years. The exercise price of each fixed option equals the market price of the Company's common stock on the date of grant. The options generally vest in installments beginning in the second year and extending through the eighth year after grant. For the three years ended December 31, 1996 stock option information is as follows:

                                                                   For the Years Ended December 31,
                                                              -------------------------------------------
                                                                 1996             1995             1994
                                                              ---------        ---------        ---------
Options outstanding, January 1.........................         576,064          594,200          604,000
Options granted:
 At option prices per share of $18.38-$25.50...........          16,154            4,864
 Weighted average option price per share...............          $22.12           $23.35
Options exercised:
 At option price per share of $8.88....................          53,661           23,000            9,800
Options outstanding, December 31:
 At option prices per share of $7.50-$8.88.............         517,539          571,200          594,200
   Weighted average option price per share.............           $8.45            $8.49            $8.50
   Weighted average remaining term.....................       3.5 years        4.6 years        5.6 years
 At option prices per share of $18.38-$25.50...........          21,018            4,864
   Weighted average option price per share.............          $22.40           $23.35
   Weighted average remaining term.....................       4.3 years        5.3 years
Exercisable, December 31...............................         312,552          260,464          218,000
 Weighted average option price per share...............           $8.94

              The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for stock based compensation. Accordingly, no compensation expense has been charged against income for fixed stock option grants. Had compensation expense been determined based on the fair value at the 1996 and 1995 grant dates, consistent with the methodology of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the pro forma effects on the Company's net income and earnings per share would not have been material.

               At December 31, 1996 and 1995, a combined total of 2,011,642 and 2,055,803 shares of Company common stock were available for the granting of options and incentive awards under the aforementioned plans.

10.  Retirement Plans

               The Company has noncontributory retirement benefit plans, both defined benefit plans and profit-sharing and other defined contribution plans, for most of its employees.

               The annual expense for all plans was:

                                              (In thousands)
                                     For the Years Ended December 31,
                                  ------------------------------------
                                   1996           1995           1994
                                  ------         ------         ------
Defined contribution plans..      $2,480         $3,470         $3,320
Defined benefit plans.......       2,660          1,690            890
                                  ------         ------         ------
                                  $5,140         $5,160         $4,210
                                  ======         ======         ======


               Contributions to profit-sharing and other defined contribution plans are generally determined as a percentage of the covered employee's annual salary.

               Defined benefit plans provide retirement benefits for salaried employees based primarily on years of service and average earnings for the five highest consecutive years of compensation. Defined benefit plans covering hourly employees generally provide benefits of stated amounts for each year of service. These plans are funded based on an actuarial evaluation and review of the assets, liabilities and requirements of each plan. Plan assets are held by a trustee and invested principally in cash equivalents and marketable equity and fixed income instruments.

               Net periodic pension cost of defined benefit plans includes the following components:

                                             (In thousands)
                                     For the Years Ended December 31,
                                   -------------------------------------
                                    1996           1995           1994
                                   ------         ------         -------
Service cost...................    $2,670         $2,000         $2,490
Interest cost..................     3,980          3,570          3,310
Actual (return)/loss on assets.    (4,010)        (5,360)         1,820
Net amortization and deferral..        20          1,480         (6,730)
                                   ------         ------         ------
                                   $2,660         $1,690           $890
                                   ======         ======         ======

               Weighted average rate assumptions used were as follows:

                                                     1996      1995      1994
Discount rate....................................      7.5%      7.3%      8.5%
Rate of increase in compensation levels..........      5.1%      5.1%      5.1%
Expected long-term rate of return on plan assets.     10.6%     10.7%     12.5%



               The following table sets forth the funded status of the defined benefit plans:

                                                                                      (In thousands)
                                                                                      At December 31,
                                                           -----------------------------------------------------------------------
                                                                        1996                                   1995
                                                           ---------------------------------     ---------------------------------
                                                            Plans Where        Plans Where        Plans Where        Plans Where
                                                           Assets Exceed       Accumulated       Assets Exceed       Accumulated
                                                            Accumulated      Benefits Exceed      Accumulated      Benefits Exceed
                                                              Benefits            Assets            Benefits            Assets
                                                           -------------     ---------------     --------------    ---------------
Actuarial present value of:
 Vested benefit obligation..........................          $30,850             $12,060           $30,680             $11,530
                                                              =======             =======           =======             =======
 Accumulated benefit obligation.....................          $31,220             $14,190           $31,000             $12,960
                                                              =======             =======           =======             =======
 Projected benefit obligation.......................          $41,030             $15,270           $39,900             $13,980
Plan assets at fair value...........................           35,660               9,200            33,640               7,790
                                                              -------             -------           -------             -------
Projected benefit obligation (in excess of) or less
 than plan assets...................................           (5,370)             (6,070)           (6,260)             (6,190)
Unrecognized net (asset) or obligation..............             (980)                390            (1,160)                420
Unrecognized prior service cost.....................              400               1,680               440               1,670
Unrecognized net (gain) or loss.....................            5,630               3,240             7,910               3,230
Requirement to recognize minimum liability..........                               (4,220)                               (4,300)
   Prepaid pension cost or (pension liability)......            $(320)            $(4,980)             $930             $(5,170)


               The Company provides postretirement health care and life insurance benefits for certain eligible retired employees under unfunded plans. Some of the plans have cost-sharing provisions. Net periodic postretirement benefit costs during 1996, 1995 and 1994 were $1.0 million, $.8 million and $.8 million.

               The aggregate accumulated postretirement benefit obligation of these unfunded plans was $7.1 million at both December 31, 1996 and 1995. The discount rates used in determining the accumulated postretirement benefit obligations and the net periodic postretirement benefit costs were 7.5 percent, 7.3 percent and 8.5 percent in 1996, 1995 and 1994. The assumed health care cost trend rate in 1996 was 12.0 percent, decreasing to an ultimate rate in the years subsequent to 2001 of seven percent. A one percent increase in the assumed health care cost trend rates would have increased the net periodic postretirement benefit cost by $.1 million during 1996 and would have increased the accumulated postretirement benefit obligation at December 31, 1996 by $.9 million. The Company is amortizing the unrecognized transition accumulated postretirement benefit obligation and subsequent plan net gains and losses in accordance with Statement of Financial Accounting Standards No.
106. The accrued postretirement benefit obligation was $3.5 million and $3.1 million at December 31, 1996 and 1995.

11.  Business Segment and Geographic Area Information

      The Company's operations in its business segments consist principally of the manufacture and sale of the following:

   o Specialty Fasteners: Cold formed fasteners and related metallurgical processing.
   o Towing Systems: Vehicle hitches, jacks, winches, couplers and related towing accessories.
   o Specialty Container Products: Industrial container closures, pressurized gas cylinders and metallic and nonmetallic baskets.
   o Corporate Companies: Specialty drills, cutters and specialized metal finishing services, and flame-retardant facings and jacketings and pressure-sensitive tapes.

                                                               (In thousands)
                                                      For the Years Ended December 31,
                                                  ----------------------------------------
                                                    1996            1995           1994
                                                  --------        --------       ---------
NET SALES
 Specialty Fasteners..........................    $141,510        $141,050       $138,720
 Towing Systems...............................     189,540         175,000        163,130
 Specialty Container Products.................     189,320         165,670        163,880
 Corporate Companies..........................      79,860          71,770         69,750
                                                  --------        --------       --------
   Total net sales............................    $600,230        $553,490       $535,480
                                                  ========        ========       ========
OPERATING PROFIT
 Specialty Fasteners..........................     $25,740         $27,290        $24,280
 Towing Systems...............................      31,480          31,080         25,660
 Specialty Container Products.................      42,890          39,040         39,060
 Corporate Companies..........................      11,980           8,420          9,850
                                                  --------        --------       --------
   Total operating profit.....................     112,090         105,830         98,850

Other income (expense), net...................      (3,700)         (6,840)        (7,900)
General corporate expense.....................      (7,800)         (7,150)        (7,450)
                                                  --------        --------       --------
   Income before income taxes.................    $100,590         $91,840        $83,500
                                                  ========        ========       ========
IDENTIFIABLE ASSETS AT DECEMBER 31
 Specialty Fasteners..........................    $143,060        $146,200       $137,190
 Towing Systems...............................     158,840         151,160        148,890
 Specialty Container Products.................     231,610         149,790        150,360
 Corporate Companies .........................      57,220          56,230         55,210
 Corporate Assets (A).........................     105,940         112,980        123,490
                                                  --------        --------       --------
   Total assets...............................    $696,670        $616,360       $615,140
                                                  ========        ========       ========
CAPITAL EXPENDITURES
 Specialty Fasteners..........................      $4,500         $10,840         $9,140
 Towing Systems...............................       9,160           4,790          6,720
 Specialty Container Products.................      23,170           5,780          5,420
 Corporate Companies..........................       2,690           2,030          3,000
 Corporate....................................          10              30             30
                                                  --------        --------       --------
   Total capital expenditures.................     $39,530 (B)     $23,470        $24,310
                                                  ========        ========       ========
DEPRECIATION AND AMORTIZATION
 Specialty Fasteners..........................      $7,510          $7,230         $6,970
 Towing Systems...............................       6,070           5,610          5,390
 Specialty Container Products.................       6,690           6,140          5,790
 Corporate Companies..........................       2,590           2,430          2,360
 Corporate....................................          70              70             70
                                                  --------        --------       --------
   Total depreciation and amortization........     $22,930         $21,480        $20,580
                                                  ========        ========       ========

------------
(A) Corporate assets consist primarily of cash and cash equivalents.

(B)   Including $12.9 million from businesses acquired.

               Sales of the Company's foreign operations equaled $46.0 million, $33.7 million and $35.2 million in 1996, 1995 and 1994. Identifiable assets of foreign operations totaled $82.9 million, $32.4 million and $26.5 million at December 31, 1996, 1995 and 1994. Export sales equaled less than ten percent of total sales for each of the three years presented.

12.  Income Taxes



                                                  (In thousands)
                                         For the Years Ended December 31,
                                      ------------------------------------
                                        1996           1995          1994
                                      --------       -------       -------
Income before income taxes:
Domestic......................         $92,990       $86,900       $79,040
Foreign.......................           7,600         4,940         4,460
                                      --------       -------       -------
                                      $100,590       $91,840       $83,500
                                      ========       =======       =======
Provision for income taxes:
Federal.......................         $29,700       $23,810       $24,240
State and local...............           4,690         4,460         4,100
Foreign.......................           2,740         1,990         1,850
Deferred, principally federal.           2,100         5,560         3,210
                                      --------       -------       -------
                                       $39,230       $35,820       $33,400
                                      ========       =======       =======


               The following is a reconciliation of the U.S. federal statutory tax rate to the effective tax rate:

                                                                       For the Years Ended December 31,
                                                                       --------------------------------
                                                                        1996        1995          1994
                                                                       -----        -----         -----
U.S. federal statutory tax rate....................................    35.0%        35.0%         35.0%
State and local taxes, net of federal tax benefit..................     3.0          3.1           3.2
Foreign taxes in excess of U.S. federal tax rate...................     0.1          0.3           0.3
Nondeductible amortization of excess of cost over net assets of
 acquired companies................................................     0.6          0.7           0.8
Other, net.........................................................     0.3         (0.1)          0.7
                                                                       ----         ----          ----
 Effective tax rate................................................    39.0%        39.0%         40.0%
                                                                       ====         ====          ====





               Items that gave rise to deferred taxes:

                                                                 (In thousands)
                                                                At December 31,
                                     -----------------------------------------------------------------
                                                 1996                                1995
                                     -----------------------------------------------------------------
                                     Deferred Tax     Deferred Tax      Deferred Tax      Deferred Tax
                                       Assets         Liabilities          Assets         Liabilities
                                     ------------     ------------      ------------      ------------
Property and equipment............                      $23,940                             $22,240
Intangible assets.................                        4,960                               3,840
Accrued employee benefits.........     $2,950                              $1,200
Inventory.........................        620                               1,080
Other.............................      1,420             4,480               910             3,400
                                       ------           -------            ------           -------
                                       $4,990           $33,380            $3,190           $29,480
                                       ======           =======            ======           =======

13.  Interim Financial Information (Unaudited)

                                                             (In thousands except per share amounts)
                                                      -----------------------------------------------------
                                                           First Quarter                 Second Quarter
                                                      -----------------------       -----------------------
                                                        1996           1995           1996           1995
Net sales..........................................   $147,700       $147,600       $160,200       $151,920
Gross profit.......................................    $47,460        $47,600        $53,460        $50,530
Net income.........................................    $14,130        $13,440        $17,820        $16,560
Primary earnings per common share..................      $0.38          $0.36          $0.48          $0.45
Fully diluted earnings per common share............      $0.36          $0.34          $0.45          $0.42
Weighted average common and common equivalent
shares outstanding:
   Primary.........................................     36,966         36,996         36,983         37,001
   Fully diluted...................................     42,067         42,090         42,065         42,088

                                                          Third Quarter               Fourth Quarter
                                                       ----------------------      ----------------------
                                                         1996          1995          1996          1995
                                                       --------      --------      --------      --------
Net sales............................................  $149,620      $131,880      $142,710      $122,090
Gross profit.........................................   $47,790       $42,520       $48,140       $41,370
Net income...........................................   $14,440       $13,220       $14,970       $12,800
Primary earnings per common share....................     $0.39         $0.36         $0.40         $0.35
Fully diluted earnings per common share..............     $0.37         $0.34         $0.38         $0.33
Weighted average common and common equivalent
 shares outstanding:
 Primary.............................................    36,977        36,998        36,978        36,978
 Fully diluted.......................................    42,072        42,080        42,063        42,061

                Earnings per common share in the fourth quarter of 1996 and 1995 were improved by $.06 and $.07, net, resulting from year end adjustments to estimates recorded earlier in each year. Amounts adjusted include rebates from raw material suppliers, required year end insurance reserves and incentive compensation accruals whose final determinations require actual results for the year. Quarterly earnings per common share amounts for both 1996 and 1995 do not total to the full year amounts due to rounding.

             Quarterly Common Stock Price and Dividend Information

                           Market Price         Dividends
                        High         Low         Declared
                      -------      -------      ---------
1996
----
4th Quarter......     $25 1/2      $22 3/8        $0.06
3rd Quarter......      24 1/4       19 7/8         0.06
2nd Quarter......      25 1/2       20 7/8         0.06
1st Quarter......      24 3/8       16 7/8         0.05
1995
----
4th Quarter......     $22 1/4      $18 3/8        $0.05
3rd Quarter......      25 1/2       20             0.05
2nd Quarter......      24 1/4       20 1/4         0.05
1st Quarter......      22 3/4       19 5/8         0.04



                                                                       ANNEX E


      UNAUDITED FINANCIAL STATEMENTS (AND RELATED NOTES) FOR THE COMPANY
        FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1997


                      TRIMAS CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED CONDENSED BALANCE SHEETS

                                                                                    September 30,
                                                                                        1997           December 31,
                                                                                     (unaudited)           1996
                                                                                    -------------      ------------
ASSETS
Current assets:
 Cash and cash equivalents...................................................       $125,960,000       $105,890,000
 Receivables.................................................................         93,400,000         80,390,000
 Inventories.................................................................         89,710,000         92,210,000
 Other current assets........................................................          5,260,000          4,130,000
                                                                                    ------------       ------------
   Total current assets......................................................        314,330,000        282,620,000
                                                                                    ------------       ------------
Property and equipment.......................................................        194,660,000        194,540,000
Excess of cost over net assets of acquired companies.........................        176,970,000        174,710,000
Other assets.................................................................         41,130,000         44,800,000
                                                                                    ------------       ------------
   Total assets..............................................................       $727,090,000       $696,670,000
                                                                                    ============       ============
Liabilities and Shareholders' Equity
Current liabilities:
 Accounts payable............................................................        $29,370,000        $33,750,000
 Other current liabilities...................................................         37,150,000         45,430,000
                                                                                    ------------       ------------
   Total current liabilities.................................................         66,520,000         79,180,000
                                                                                    ------------       ------------
Deferred income taxes and other..............................................         47,540,000         39,920,000
Long-term debt...............................................................         71,630,000        187,120,000
                                                                                    ------------       ------------
   Total liabilities.........................................................        185,690,000        306,220,000
                                                                                    ============       ============
Shareholders' equity:
Common stock, $.01 par value, authorized 100 million shares,
 outstanding 41.3 million shares in 1997; 36.6 million shares in 1996........            410,000            370,000
Paid-in capital..............................................................        259,330,000        155,690,000
Retained earnings............................................................        285,180,000        238,290,000
Cumulative translation adjustments...........................................         (3,520,000)        (3,900,000)
                                                                                    ------------       ------------
 Total shareholders' equity..................................................        541,400,000        390,450,000
                                                                                    ------------       ------------
   Total liabilities and shareholders' equity................................       $727,090,000       $696,670,000
                                                                                    ============       ============

The accompanying notes are an integral part of the consolidated condensed financial statements


                      TRIMAS CORPORATION AND SUBSIDIARIES
                  CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                                  (unaudited)

                                               Nine Months Ended September 30,          Three Months Ended September 30,
                                              ---------------------------------        ----------------------------------
                                                  1997                 1996                1997                 1996
                                              -------------       -------------        -------------        -------------
Net sales.................................    $515,660,000        $457,520,000         $168,600,000         $149,620,000
Cost of sales.............................    (349,090,000)       (308,810,000)        (115,060,000)        (101,830,000)
Selling, general and administrative
 expenses.................................     (77,910,000)        (69,030,000)         (25,990,000)         (23,170,000)
                                              ------------        ------------         ------------         ------------
 Operating profit.........................      88,660,000          79,680,000           27,550,000           24,620,000

Interest expense..........................      (4,250,000)         (8,150,000)          (1,230,000)          (2,630,000)
Other, net (principally interest income)..       4,540,000           4,520,000            1,860,000            1,680,000
                                              ------------        ------------         ------------         ------------
                                                   290,000          (3,630,000)             630,000             (950,000)
                                              ------------        ------------         ------------         ------------
Income before income taxes................      88,950,000          76,050,000           28,180,000           23,670,000
Income taxes..............................      33,800,000          29,660,000           10,750,000            9,230,000
                                              ------------        ------------         ------------         ------------
Net income................................     $55,150,000         $46,390,000          $17,430,000          $14,440,000
                                              ============        ============         ============         ============
Earnings per common share:
   Primary...........................                $1.37               $1.25                $0.42                $0.39
                                                     =====               =====                =====                =====
   Fully diluted.....................                $1.33               $1.17                $0.42                $0.37
                                                     =====               =====                =====                =====

Dividends declared per common share..                $0.20               $0.17                $0.07                $0.06
                                                     =====               =====                =====                =====

Weighted average number of common and
 common equivalent shares outstanding:
   Primary................................      40,343,000          36,971,000           41,679,000           36,977,000
                                                ==========          ==========           ==========           ==========
   Fully diluted..........................      41,686,000          42,072,000           41,686,000           42,072,000
                                                ==========          ==========           ==========           ==========

The accompanying notes are an integral part of the consolidated condensed financial statements


                      TRIMAS CORPORATION AND SUBSIDIARIES
                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                  (unaudited)

                                                                                    Nine Months Ended September 30,
                                                                                   ---------------------------------
                                                                                      1997                   1996
                                                                                   -----------           -----------
CASH FROM (USED FOR):
 OPERATIONS:
   Net income.................................................................     $55,150,000           $46,390,000
   Adjustments to reconcile net income to net cash from operations:
     Depreciation and amortization............................................      19,620,000            17,390,000
     Deferred income taxes....................................................       2,250,000             3,100,000
     (Increase) decrease in receivables.......................................     (11,710,000)           (5,580,000)
     (Increase) decrease in inventories.......................................       2,500,000              (230,000)
     Increase (decrease) in accounts payable and other current liabilities....      (8,320,000)            4,950,000
     Other, net...............................................................      (1,210,000)           (1,290,000)
                                                                                  ------------          ------------
       Net cash from (used for) operations....................................      58,280,000            64,730,000
                                                                                  ------------          ------------

 INVESTMENTS:
   Capital expenditures.......................................................     (17,860,000)          (16,740,000)
   Acquisitions, net of cash acquired.........................................                           (21,470,000)
   Contingent acquisition price paid (principally to MascoTech, Inc.).........      (7,450,000)
                                                                                  ------------          ------------
     Net cash from (used for) investments.....................................     (25,310,000)          (38,210,000)
                                                                                  ------------          ------------

 FINANCING:
   Long-term debt:
     Issuance.................................................................      17,400,000            18,480,000
     Retirement...............................................................     (22,730,000)          (22,200,000)
   Common stock dividends paid................................................      (7,570,000)           (5,860,000)
                                                                                  ------------          ------------
     Net cash from (used for) financing.......................................     (12,900,000)           (9,580,000)
                                                                                  ------------          ------------

 CASH AND CASH EQUIVALENTS:
   Increase (decrease) for the period.........................................      20,070,000            16,940,000
   At beginning of period.....................................................     105,890,000            92,390,000
                                                                                  ------------          ------------
     At end of period.........................................................    $125,960,000          $109,330,000
                                                                                  ============          ============

 SUPPLEMENTAL CASH FLOW INFORMATION:
   Noncash financing transaction:
     Conversion of convertible subordinated debentures into common
        stock.................................................................    $106,000,000
                                                                                  ============

The accompanying notes are an integral part of the consolidated condensed financial statements

                      TRIMAS CORPORATION AND SUBSIDIARIES
             Notes to Consolidated Condensed Financial Statements

A. Basis of Presentation. The accompanying unaudited consolidated condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X.
   Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included, and such adjustments are of a normal recurring nature. The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 1996.

B. Inventories by component are as follows:

                               September 30, 1997      December 31, 1996
                               ------------------      -----------------
Finished goods........             $48,340,000            $53,380,000
Work in process.......              16,050,000             14,340,000
Raw material..........              25,320,000             24,490,000
                                   -----------            -----------
                                   $89,710,000            $92,210,000
                                   ===========            ===========






C. Property and equipment reflects accumulated depreciation of $143.8 million and $131.7 million as of September 30, 1997 and December 31, 1996, respectively.

D. During the first quarter of 1997 the Company announced that it would redeem for cash its outstanding issue of $115.0 million of 5% Convertible Subordinated Debentures Due 2003. In March 1997, $9.0 million of Convertible Subordinated Debentures were redeemed for cash. The remaining $106.0 million of Convertible Subordinated Debentures were converted into 4.7 million shares of TriMas Corporation common stock at the conversion price of $22(5)/(8) per share.